                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-17515

                             BLUE BIRD BODY COMPANY

                                     [LOGO]

       $100,000,000 10 3/4% SENIOR SUBORDINATED NOTES DUE 2006, SERIES B

                               ------------------

MATURITY:

- November 15, 2008

REDEMPTION:

- We may redeem the notes at any time after November 15, 2001.

- Before November 15, 1999, we may redeem up to $25 million of the notes with the proceeds of certain public offerings of equity in our company that we make.

CHANGE OF CONTROL TRIGGERING EVENT:

- If we experience specific kinds of changes in control, note holders can require us to repurchase the notes.

GUARANTOR:

- If we cannot make payments on the notes when due, our parent company has guaranteed payment on an unsecured, senior subordinated basis.

RANKING:

- These notes are senior subordinated debts. They rank behind all of our current and future indebtedness (other than trade payables) unless the terms of any future indebtedness expressly provide otherwise.

INTEREST:

- Fixed annual rate of 10 3/4%.

- Paid every six months on May 15 and November 15.

    SEE "RISK FACTORS," BEGINNING ON PAGE 7, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THESE NOTES.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NOTES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

    THIS PROSPECTUS IS TO BE USED BY MERRILL LYNCH, PIERCE, FENNER & SMITH ("MERRILL LYNCH") IN CONNECTION WITH OFFERS AND SALES IN MARKET-MAKING TRANSACTIONS AT NEGOTIATED PRICES RELATED TO PREVAILING MARKET PRICE AT THE TIME OF SALE. MERRILL LYNCH MAY ACT AS PRINCIPAL OR AGENT IN SUCH TRANSACTIONS AND HAS NO OBLIGATION TO MAKE A MARKET IN THE EXCHANGE NOTES. MERRILL LYNCH MAY DISCONTINUE ITS MARKET-MAKING ACTIVITIES ANY TIME WITHOUT NOTICE, AT ITS SOLE DISCRETION. THE COMPANY WILL RECEIVE NO PORTION OF THE PROCEEDS OF THE SALE OF SUCH EXCHANGE NOTES AND WILL BEAR EXPENSES INCIDENT TO THE REGISTRATION THEREOF.

                            ------------------------

                              MERRILL LYNCH & CO.

                The date of this Prospectus is February 3, 1999.

                               PROSPECTUS SUMMARY

    ON THE COVER PAGE, IN THIS SUMMARY AND IN THE "RISK FACTORS" SECTION, THE WORDS "COMPANY," "BLUE BIRD," "WE," "OUR," "OURS" AND "US" REFER ONLY TO BLUE BIRD BODY COMPANY AND NOT TO ANY OF OUR SUBSIDIARIES OR TO BLUE BIRD CORPORATION, WHICH OWNS ALL OF THE COMMON STOCK OF THE COMPANY. ALSO, THE WORDS "EXCHANGE NOTES" AND "NOTES" REFER TO THE NOTES BEING OFFERED IN THIS PROSPECTUS. WHEN WE USE THE TERM "FISCAL YEAR", WE MEAN THE 52- OR 53- WEEK PERIOD ENDING ON THE SATURDAY NEAREST OCTOBER 31 OF THAT YEAR. UNLESS STATED OTHERWISE, MARKET SHARE AND OTHER DATA GIVEN FOR A PARTICULAR YEAR REFER TO THE COMPANY'S FISCAL YEAR. THE FOLLOWING SUMMARY CONTAINS BASIC INFORMATION ABOUT THIS OFFERING. IT LIKELY DOES NOT CONTAIN ALL THE INFORMATION THAT IS IMPORTANT TO YOU. FOR A MORE COMPLETE UNDERSTANDING OF THIS OFFERING, WE ENCOURAGE YOU TO READ THIS ENTIRE DOCUMENT AND THE DOCUMENTS WE HAVE REFERRED YOU TO.

                                  THE COMPANY

    The Company is the leading manufacturer of school buses in North America. Approximately 77% of the Company's net sales in fiscal 1998 were derived from sales of school bus products. The Company also makes commercial buses and recreational vehicles, which target purchasers of buses other than for school transportation. Approximately 18% of the Company's fiscal 1998 net sales were for commercial vehicles and 5% were for recreational vehicles. For fiscal year 1998, net sales were $626.4 million and earnings before income taxes, depreciation and amortization were $78.1 million.

    We manufacture both steel bus bodies that are mounted on chassis made by others and complete bus units (both body and chassis). A chassis usually consists of a frame with an engine, transmission, drive train, axles, wheels, power steering, brakes and fuel cells. We market our products through a network of about 65 independent distributors, who resell our products to customers. Our customers include municipalities, states, transportation- contracting companies, churches and other organizations. We estimate that a total of 33,400 school bus units were sold in the United States during fiscal year 1998. During fiscal year 1998, the Company sold approximately 14,310 school bus units and believes that it had a 42% market share.

    We also provide lease financing alternatives, principally to our tax-exempt customers, through our special-purpose lease financing subsidiary, Blue Bird Capital Corporation. We believe that offering alternative lease packages to our customers gives us a significant competitive advantage.

    The Company's business strategy is to use its leading market position in the school bus market as a platform to expand its product offerings to other transportation market segments, such as the shuttle bus market, the small urban bus market and the "line haul" or inter-city coach market. In the school bus market, we will continue to strengthen our distributor network, reflecting our belief that distributor sales, as opposed to direct sales to states and large transportation contracting companies, provide the greater potential for growth and profit opportunities.

    The Company's principal executive offices are located at 3920 Arkwright Road, Macon, Georgia 31210 and our telephone number is (912) 757-7100.

                              THE RECAPITALIZATION

    On November 19, 1996, the Company completed an overall recapitalization in which we refinanced approximately $86 million in debt and paid a special cash dividend to our parent company, Blue Bird Corporation, of $201.4 million. Blue Bird Corporation in turn immediately declared a special cash dividend in the total amount of $201.4 million on all of its shares of common stock and on options to puchase its common stock. Holders of Blue Bird Corporation common stock options were not required to exercise their options to receive the special cash dividend, and therefore did not receive an antidilution adjustment to the exercise price for their options.

    Of the $86 million in indebtedness refinanced in the recapitalization, $50 million principal amount of the Company's 11 3/4% Senior Subordinated Notes due 2002, Series B, were purchased for $53.7 million (including accrued interest) and $36 million outstanding under the Company's then-existing bank credit agreement was replaced with an amended and restated credit agreement. Under this new credit agreement, up to $255 million was made available to the Company, of which $175 million was structured as a term loan and $80 million was structured as a revolving loan. In the recapitalization, the Company also sold $100,000,000 in principal amount of 10 3/4% Senior Subordinated Notes due 2002 (the "144A Notes"). The Company used amounts received from the sale of the 144A Notes, the borrowings under the new credit agreement and cash on hand to purchase the 11 3/4% Senior Subordinated Notes due 2002, Series B, refinance the old credit agreement and pay the cash dividend referred to above.

    Under the terms of the sale of the 144A Notes, the purchasers of these notes were entitled to exchange the 144A Notes for the Exchange Notes and to register the Exchange Notes under the Securities Act of 1933.

                                  THE OFFERING

    THE EXCHANGE NOTES HAVE THE SAME TERMS AND CONDITIONS AS THE 144A NOTES, EXCEPT THE EXCHANGE NOTES HAVE BEEN REGISTERED UNDER THE SECURITIES ACT AND EXCHANGE NOTE HOLDERS DO NOT HAVE ANY FURTHER REGISTRATION RIGHTS.

Total Amount of Exchange Notes Offered.......  $100,000,000 million in principal amount of
                                               10 3/4% Senior Subordinated Notes due 2006,
                                               Series B.

Maturity.....................................  November 15, 2006.

Interest.....................................  Annual Rate--10 3/4%

                                               Payment Frequency: every six months on May 15
                                               and November 15.

                                               First payment: May 15, 1997

Optional Redemption..........................  On or after November 15, 2001, the Company may redeem some or all of the Exchange Notes
                                               at any time at the redemption prices listed
                                               in the section "Description of Exchange
                                               Notes" under the heading "Optional
                                               Redemption."

                                               Before November 15, 1999, we may redeem up to
                                               $25 million of the Exchange Notes with the
                                               proceeds of certain public offerings of
                                               equity in our Company at the price listed in
                                               the section "Description of Notes" under the
                                               heading "Optional Redemption."

Change of Control Triggering Event...........  If a change of control of the Company occurs, an Exchange Note holder can require the
                                               Company to purchase some or all of the notes
                                               at the price listed in the section
                                               "Description of Notes" under the heading
                                               "Change of Control Triggering Event."

Ranking......................................  These notes are unsecured, senior subordinated debts. They rank behind all of
                                               our current and future indebtedness, except
                                               for trade payables and indebtedness that
                                               expresly provides that it is not senior to
                                               these notes, and are structurally subordinate
                                               to the indebtedness of our special purpose
                                               leasing subsidiary.

                                               ASSUMING WE HAD COMPLETED THIS OFFERING ON
                                               OCTOBER 31, 1998 AND APPLIED THE PROCEEDS AS
                                               INTENDED, THESE NOTES:

                                                   - would have been subordinate to $154.4
                                                     million of Senior Debt;

                                                   - would have been structurally
                                                   subordinate to $94.5 million of debt of
                                                     our special purpose lease financing
                                                     subsidiary.

Guarantor....................................  Our parent company, Blue Bird Corporation, has guaranteed the payment of the Exchange
                                               Notes on an unsecured, senior subordinated
                                               basis.

Basic Covenants of Indenture.................  The Exchange Notes were issued under an indenture with The Chase Manhattan Bank. The
                                               indenture will, among other things, restrict
                                               our ability to:

                                                   - Borrow money;

                                                   - Make certain restricted payments;

                                                   - Sell certain assets

                                                   - Use assets as security in other
                                                     transactions;

                                                   - Make guarantees; and

                                                   - Pay dividends.

                                               Some of these restrictions apply to our
                                               parent company and subsidiaries. For more
                                               details, see the section "Description of the
                                               Exchange Notes" under the heading "Certain
                                               Covenants."

Trading Market for the Notes.................  There is no established trading market for these Notes. Merrill Lynch has told us that
                                               it intends to make a market for these notes,
                                               but it is not obligated to do so and it can
                                               stop its marketing-making activities at any
                                               time without notice. We have not applied, and
                                               do not intend to apply, for listing of these
                                               notes on any securities exchange or for
                                               quotation through the NASDQ National Market
                                               System or any other quotation system.

Use of Proceeds..............................  This Prospectus is delivered in connection with market-making activities by Merrill
                                               Lynch. The Company will not receive any
                                               proceeds from those activities.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                                                 FOR THE YEAR ENDED
                                                                                                  OCTOBER 31, 1998
                                                                                                ---------------------

Ratio of earnings to fixed Charges............................................................             1.9x

    See the section "Risk Factors" beginning on page 7 for a discussion of certain factors you should consider before deciding to purchase the notes.

                             SUMMARY FINANCIAL DATA

    Set forth below is certain summary historical consolidated financial information for BBC as of and for the fiscal years 1998, 1997 and 1996. The summary historical consolidated financial information of BBC and subsidiaries as of and for the full fiscal years indicated were derived from the financial statements of BBC and its subsidiaries which were audited by Arthur Andersen LLP, independent accountants ("Arthur Andersen"). The summary historical financial information set forth below should be read in conjunction with the consolidated financial statements of BBC and the notes thereto included elsewhere in this Prospectus, see "Index to Consolidated Financial Statements," as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                               FISCAL YEAR ENDED
                                                             -----------------------------------------------------
                                                               OCTOBER 31,
                                                                  1998        NOVEMBER 1, 1997   NOVEMBER 2, 1996
                                                             ---------------  -----------------  -----------------
                                                                             (DOLLARS IN MILLIONS)
INCOME STATEMENT DATA:
Net sales..................................................     $   626.4         $   576.1          $   570.2
Cost of goods sold.........................................         515.1             473.4              474.1
                                                                   ------            ------             ------
Gross profit...............................................         111.3             102.7               96.1
Selling, general and administrative expenses...............          48.0              62.4               42.6
Amortization of goodwill and noncompete agreements.........           3.8               3.8                3.8
                                                                   ------            ------             ------
Operating income...........................................          59.5              36.5               49.7
Interest income............................................           7.4               6.3                7.0
Interest expense...........................................         (34.6)            (33.8)             (16.9)
Other income, net..........................................           1.0               1.9                 .2
                                                                   ------            ------             ------
Income before income taxes.................................          33.3              10.9               40.0
Provision (benefit) for income taxes.......................          11.6              (2.7)              14.8
                                                                   ------            ------             ------
Net income before extraordinary item.......................          21.7              13.6               25.2
Loss on extinguishment of debt.............................             0              (3.0)              (1.4)
                                                                   ------            ------             ------
  Net Income...............................................     $    21.7         $    10.6          $    23.8

OTHER FINANCIAL DATA AND RATIOS:
EBITDA(a)..................................................     $    78.1         $    54.5          $    66.3
Adjusted EBITDA (b)........................................          77.6              53.8               61.2
Capital expenditures.......................................           4.7               5.4                7.3
Ratio of Adjusted EBITDA to Adjusted Cash Interest Expense
  (b)......................................................           2.8x              1.9x               5.3x
Ratio of earnings to fixed charges(c)......................           1.9x              1.2x               3.3x

                                                                                   OCTOBER 31,       NOVEMBER 1,
                                                                                      1998              1997
                                                                                 ---------------  -----------------
                                                                                       (DOLLARS IN MILLIONS)
BALANCE SHEET DATA:
Working capital................................................................     $   113.7         $    99.3
Total assets...................................................................         450.0             412.5
Total long-term debt, excluding current maturities.............................         329.7             339.6
Redeemable common stock, net...................................................          48.4              20.7
Stockholders' equity (deficit).................................................         (52.6)            (45.1)

------------------------

(a) Earnings before interest, taxes, depreciation and amortization ("EBITDA") represents the sum of income before income taxes plus interest expense (including amortization of debt issue costs), depreciation and amortization. EBITDA is presented here to provide additional information about the Company's ability to meet its future debt service, capital expenditure and working capital requirements. EBITDA is not a measure of financial performance under generally accepted accounting principles ("GAAP") and should not be considered as an alternative either to net income as an indicator of the Company's operating performance, or to cash flows as a measure of the Company's liquidity.

(b) Adjusted EBITDA and Adjusted Cash Interest Expense exclude interest income and interest expense (which includes amortization of debt issue costs), respectively, associated with the Company's lease financing activities. These activities have been conducted principally by Blue Bird Capital since October 1995. The associated interest expense of Blue Bird Capital is incurred under the LaSalle Credit Facility (as defined herein), which is recourse only against Blue Bird Capital. Blue Bird Capital is treated as an "Unrestricted Subsidiary" under the Indenture. Adjusted Cash Interest Expense also excludes the amortization of debt issue costs which is included in interest expense.

(c) For the purpose of computing the ratios of earnings to fixed charges, "earnings" consists of operating income before income taxes and fixed charges, and "fixed charges" consists of interest expense and the portion of rental expense deemed representative of the interest factor.

                                  RISK FACTORS

    THIS PROSPECTUS INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT, INCLUDING, IN PARTICULAR, THE STATEMENTS ABOUT THE COMPANY'S PLANS, STRATEGIES, AND PROSPECTS UNDER THE HEADINGS "PROSPECTUS SUMMARY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS." ALTHOUGH WE BELIEVE THAT OUR PLANS, INTENTIONS AND EXPECTATIONS REFLECTED IN OR SUGGESTED BY SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, WE CAN GIVE NO ASSURANCE THAT SUCH PLANS, INTENTIONS OR EXPECTATIONS WILL BE ACHIEVED. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS WE MAKE IN THIS PROSPECTUS ARE SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS. ALL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR PERSONS ACTING ON OUR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE FOLLOWING CAUTIONARY STATEMENTS.

SUBSTANTIAL LEVERAGE--OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT THE FINANCIAL HEALTH OF THE COMPANY AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THESE NOTES.

    Because of the Recapitalization, we have had, currently have and will continue to have a significant amount of indebtedness. The following chart shows certain important credit statistics and is presented as of the dates or at the beginning of the periods specified below:

                                                                              AT OCTOBER 31,
                                                                                   1998
                                                                            ------------------
Total indebtedness........................................................   $  346.5 million
Stockholders' equity (deficit)............................................   $ (52.6) million

                                                                             FOR THE YEAR ENDED
                                                                              OCTOBER 31, 1998
                                                                            ---------------------
Ratio of earnings to fixed
Charges...................................................................             1.9x

Our substantial indebtedness could have important consequences to you. For example it could:

    - make it more difficult for us to satisfy our obligations with respect to these notes;

    - increase our vulnerability to general economic and industry conditions;

    - limit our ability to fund future working capital, capital expenditures, research and development costs and other general corporate requirements;

    - require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development costs and other general corporate requirements;

    - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

    - increase our vulnerability to higher interest rates as a result of our borrowings under the new credit agreement, which has variable interest rates;

    - place us at a competitive disadvantage compared to our competitors that have less debt; and

    - limit, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds. And, failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us.

    See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

ABILITY TO SERVICE DEBT--TO SERVICE OUR INDEBTEDNESS, WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH. OUR ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

    Our ability to make payments on and to refinance our indebtedness, including these notes, and to fund planned capital expenditures and research and development costs will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

    Based on our current level of operations and anticipated cost savings and operating improvements, we believe our cash flow from operations, available cash and available borrowings under our credit facility will be adequate to meet our future liquidity needs for at least the next few years.

    We cannot assure you, however, that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us under our credit facility in an amount sufficient to enable us to pay our indebtedness, including these notes, or to fund our other liquidity needs. Because the new credit facility matures before the maturity date of these notes, we will need to refinance all or a portion of our indebtedness before the maturity of these notes. We cannot assure you that we will be able to refinance any of our indebtedness, including the new credit facility and these notes, on commercially reasonable terms or at all.

ADDITIONAL BORROWINGS AVAILABLE--DESPITE CURRENT INDEBTEDNESS LEVELS, WE, OUR PARENT COMPANY AND OUR SUBSIDIARIES MAY STILL BE ABLE TO INCUR SUBSTANTIALLY MORE DEBT. THIS COULD FURTHER INCREASE THE RISKS DESCRIBED ABOVE.

    We, our parent company and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture do not fully prohibit us, our parent company or our subsidiaries from doing so. The new credit facility permits additional borrowing of up to $80.0 as of October 31, 1998, and all of those borrowings would be senior to these notes and the parent company guarantee. If new debt is added to our collective debt levels, the related risks that we and they now face could intensify.

    See "Capitalization," "Selected Financial Data," "Description of the Exchange Notes--Change of Control Triggering Event" and "Description of Debt Facilities."

SUBORDINATION--YOUR RIGHT TO RECEIVE PAYMENTS ON THESE NOTES IS JUNIOR TO OUR EXISTING INDEBTEDNESS AND POSSIBLY ALL OF OUR FUTURE BORROWINGS. FURTHER, THE GUARANTEE OF THESE NOTES IS JUNIOR TO OUR PARENT COMPANY'S EXISTING INDEBTEDNESS AND POSSIBLY TO ALL OF ITS FUTURE BORROWINGS.

    These notes and our parent company's guarantee rank behind all of our and our parent company's existing indebtedness (other than trade payables and similar obligations). They may also rank behind all of our and our parent company's future borrowings (other than trade payables and similar obligations), except any future indebtedness that expressly provides that it ranks equally with, or is subordinated in right of payment to, these notes and the guarantee. In addition, claims of Exchange Note holders will be effectively subordinated to the claims of creditors (including trade creditors) of our subsidiaries, including our foreign and lease finance subsidiaries. Thus, creditors, including trade creditors, of these subsidiaries will have payment priority with respect to the assets and earnings of these subsidiaries over the claims of the Company and our creditors, including holders of these notes. As a result, upon any distribution to our creditors, our parent company's creditors or our subsidiaries' creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us, our parent company, our subsidiaries or our respective property, the holders of senior debt will be entitled to be paid in full in cash before any payments may be made on these notes or on the parent company guarantee.

    If any payments or distributions of our assets are made to creditors in any bankruptcy, liquidation or reorganization or similar proceeding, senior debt holders will receive payment in full first before the holders of these notes receive any payments. If we default in payment of any senior debt, we cannot make any payments on these notes unless and until the default is cured or waived. If we default for other reasons under the senior debt and the holders of that debt are then entitled to accelerate the maturity date of that debt, no payments may be made on these notes for up to 179 days.

    Our parent company, Blue Bird Corporation, has guaranteed these notes on an unsecured, subordinated basis. Currently, our parent company conducts no business other than holding our capital stock and has no other significant assets. Its guarantee is subordinated in right of payment to the guarantee it provided under the new credit agreement. There are no additional resources of our parent company to which the holders of these notes may look for payment under our parent company guarantee than are available to them directly from us.

    As of October 31, 1998, these notes and the parent company guarantee are subordinated to $154.4 million of senior debt and approximately $80.0 million was available for borrowing as additional senior debt under the new credit facility. We will be permitted to borrow substantial additional indebtedness, including senior debt, in the future under the terms of the indenture.

    See "Description of Debt Facilities," "Description of the Exchange Notes--Subordination" and "Description of Exchange Notes--Note Guarantees."

NEW CREDIT AGREEMENT RESTRICTIONS--THE NEW CREDIT AGREEMENT RESTRICTS OUR AND OUR PARENT COMPANY'S ABILITY TO INCUR INDEBTEDNESS OR PLEDGE ASSETS TO SECURE SUCH INDEBTEDNESS. WE AND OUR PARENT COMPANY HAVE PLEDGED SUBSTANTIALLY ALL OF OUR ASSETS TO SECURE THE OBLIGATIONS UNDER THE NEW CREDIT AGREEMENT.

    The new credit agreement contains financial and other covenants that require us to maintain certain financial ratios and limit our and our parent company's ability to incur additional debt or to pledge any of our or their assets. The amortization schedule under the new credit agreement also requires us to make substantial prepayments prior to maturity. Our ability to comply with these types of provisions may be affected by events beyond our control. If we cannot comply with these provisions, we cannot assure you that we will be able to obtain waivers of, or amendments to, such provisions. Failure to obtain such waivers or amendments could have a material adverse effect upon us and our ability to meet our obligations under these notes. Failure to make payments required under the new credit agreement, or to comply with financial and operating covenants, could result in a default under that agreement, which would permit the lenders to accelerate maturity of the indebtedness under the new credit agreement and foreclose upon the collateral pledged. Depending upon actions taken by the lenders under the new credit agreement in such cases, we could be delayed or precluded from making payments on these notes. Such an acceleration could also result in the acceleration of other indebtedness that contains cross-acceleration or cross-default provisions. The indenture also contains certain covenants which, if we do not comply with them, would result in a default under the indenture. Such a default would permit holders of these notes to accelerate the maturity date. Any such default or acceleration could also result in default or acceleration of our other indebtedness.

    Our obligations under the new credit agreement are secured by substantially all of our assets. If we default under the new credit agreement, the lenders under that agreement could foreclose on our assets. In such circumstances, the new credit agreement lenders would not only have the benefits of subordination with respect to the notes but also have a prior claim on our, and our parent company's assets. If the lenders under the new credit agreement accelerate the maturity of such indebtedness, we cannot assure you that we will have sufficient assets to satisfy our obligations under these notes.

    Our special purpose leasing subsidiary, Blue Bird Capital Corporation, is a party to a credit facility agreement with LaSalle National Bank, as agent for itself and other lenders. Revolving loans under the LaSalle facility are used to finance lease financing operations of Blue Bird Capital. Loans from LaSalle to Blue Bird Capital are secured by a limited recourse pledge by us to LaSalle of all of the common stock of Blue Bird Capital. We have also agreed to subordinate any indebtedness owed to us by Blue Bird Capital to obligations Blue Bird Capital owes to LaSalle. This facility contains financial and other covenants, including covenants requiring Blue Bird Capital to maintains certain financial ratios and limiting its ability to borrow money or pledge its assets. The facility also requires Blue Bird Capital to repay certain amounts of the debt by certain dates. If Blue Bird Capital fails to make the required payments or comply with the financial and operating covenants, that failure could have a material adverse effect on us and our ability to meet our obligations under these notes.

    Our debt under the new credit agreement bears interest at variable rates, based upon changes in certain prevailing interest rates. The new credit agreement may require us to enter into interest rate protection arrangements for a portion of the term loan facility contained in the agreement. The LaSalle facility also bears interest at variable rates, based upon changes in certain prevailing interest rates, although the rate may be fixed for limited periods of time.

    See "Description of Debt Facilities--Senior Bank Financing," and "Description of Debt Facilities-- LaSalle Credit Agreement," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Leasing."

FRAUDULENT CONVEYANCE MATTERS--FEDERAL AND STATE STATUTES ALLOW COURTS, UNDER SPECIFIC CIRCUMSTANCES, TO FURTHER SUBORDINATE OR INVALIDATE THESE NOTES OR TO VOID GUARANTEES AND REQUIRE NOTEHOLDERS TO RETURN PAYMENTS RECEIVED FROM GUARANTORS.

    Because a portion of the funds that we received from the new credit agreement and the 144A Notes in the recapitalization were used to pay dividends to our parent company, which in turn paid a dividend to it common stock and common stock option holders, it is possible that a court could review these notes under federal and state fraudulent conveyance laws in a bankruptcy or similar proceeding or in a lawsuit brought by one of our unpaid creditors. Under these fraudulent conveyance laws, if a court found that at the time these notes were issued, we:

    - issued them with the intent of hindering, delaying or defrauding any current or future creditor; or

    - received less than reasonably equivalent value or fair consideration for issuing these notes; AND

       - were insolvent or were made insolvent because of the recapitalization and related transactions; or

       - were engaged in a business or transaction for which our assets constituted unreasonably small capital; or

       - intended to incur, or believed that we would incur, debts beyond our ability to pay as they matured; or

       - were a defendant in an action for money damages or had a judgment for money damages docketed against us, which was unsatisfied then the court could subordinate these notes to our present and future indebtedness or take other detrimental actions, including invalidating these notes.

    Our parent company's guarantee of these notes could be similarly subordinated or invalidated if a court found that at the time the guarantee was given, our parent company:

    - guaranteed the notes with the intent of hindering, delaying or defrauding any current or future creditor; or

    - received less than reasonably equivalent value or fair consideration for guaranteeing these notes; AND

       - were insolvent or were made insolvent because of the recapitalization and related transactions; or

       - was engaged in a business or transaction for which our assets constituted unreasonably small capital; or

       - intended to incur, or believed that we would incur, debts beyond its ability to pay as they matured; or

       - were a defendant in an action for money damages or had a judgment for money damages docketed against us, which was unsatisfied.

    In addition, any payment by the parent company as guarantor under the guarantee could be voided and required to be repaid to our parent company or to a fund for the benefit of the creditors of our parent company.

    The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, the Company or the parent company would be considered insolvent if:

    - the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets, or

    - the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature, or

    - it could not pay its debts as they become due.

    Our parent company believes that at the time it gave its guarantee and when the recapitalization was completed, it was not insolvent, it had sufficient capital to meet its obligations as they matured and to operate its business effectively and it had not incurred debts beyond its ability to pay as they matured. We believe that at the time the recapitalization was completed and these notes were issued, we were not insolvent, we had sufficient capital to run our business effectively, we had not incurred debts beyond our ability to pay as they matured and we had sufficient assets to satisfy all probable money judgements against us in any pending action. In making these determinations, both we and our parent company relied upon various valuations and cash flow estimates, which involved a number of assumptions, including methodology and economic, market, financial and other conditions. We cannot assure you, however, that a court would apply the same or similar standards in making a determination or that a court would agree with our conclusions in this regard.

NO PRIOR MARKET FOR NOTES--YOU CANNOT BE SURE THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THESE NOTES.

    There is no public market for these notes. Merrill Lynch has informed us that it intends to make a market in these notes; however, it is under no obligation to do so and could discontinue market-making activities for these notes at any time without notice to us or to any noteholders. We have not applied, and do not intend to apply, for listing of these notes on any securities exchange or for quotation through the NASDAQ National Market System or any other quotation system. In addition, the liquidity of the trading market in these notes, and the market price quoted for these notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry. As a result, you cannot be sure that an active trading market will develop for these notes.

    If Merrill Lynch conducts market-making activities for these notes, it may be required to deliver a "market-making prospectus" when making offers and sales in these notes, because its affiliated companies own approximately 91% of the common stock of our parent company. As long as a market-making prospectus must be delivered, Merrill Lynch's ability to make a market for these notes may depend on our ability to maintain a current market-making prospectus. We cannot assure you of the liquidity of, or trading market for, these notes.

PRODUCT LIABILITY CLAIMS AND INSURANCE COVERAGE--WE ARE SUBJECT TO PRODUCT LIABILITY CLAIMS FOR PERSONAL INJURIES. YOU CANNOT BE SURE THAT THE COMPANY WILL BE SUCCESSFUL IN THE DEFENSE OF SUCH CLAIMS OR THAT INSURANCE COVERAGE FOR SUCH CLAIMS WILL CONTINUE TO BE AVAILABLE.

    We are subject to product liability claims for personal injuries and other matters alleged to be related to the use of products that we manufactured. We are also subject to recalls of our products to remedy manufacturing defects or for failure to comply with applicable regulatory standards. Manufacturing defects or failures to comply with regulatory standards have served as the bases for a variety of claims from customers of the Company and passengers in buses that we manufacture. In addition, most of our products are used as school buses, and thus the primary passengers in such vehicles are minors. The statutes of limitations for personal injuries to minor children typically are suspended during the children's legal minority. It is therefore possible that accidents causing injuries to minor children on school buses may not give rise to lawsuits against us until a number of years after they occur.

    We consider product liability claims to be an expected part of our business. The ultimate outcome of these claims, or any future claims, cannot be determined at this time and our insurance coverage for such claims varies from year to year. Although we believe that any losses and expenses related to any such claims will not be material to our financial position or operating results, we cannot assure you that this will be the case or that the amount of losses and expenses relating to such claims will not have a material adverse effect on us and our ability to meet our obligations under these notes. Although we also expect that we will continue to be able to secure adequate insurance coverage at acceptable rates, we cannot assure you that coverage will be available to us at acceptable rates, or at all. We also cannot assure you that future rate increases would be economical to maintain, that current deductibles will continue to be available or that our insurer's will be financially viable if and when payment of a claim is required. Our inability to obtain adequate insurance coverage at acceptable rates would likely have a material adverse effect on us.

    See "Business--Legal Proceedings."

GOVERNMENT REGULATION--WE ARE SUBJECT TO THE NATIONAL HIGHWAY TRAFFIC SAFETY ADMINISTRATION AND OTHER SPECIFICATION STANDARDS ESTABLISHED BY FEDERAL, STATE AND LOCAL REGULATORY AGENCIES.

    Our products must satisfy applicable standards established under the National Highway Traffic Safety Administration. Our products must also meet specifications established by other federal, state and local regulatory agencies, primarily dealing with safety standards applicable to school buses, as well as environmental matters. There is an incremental cost of such compliance, and we cannot estimate the cost of complying with future regulations with any certainty. These costs could have a significant impact on our cost of doing business. In addition, the more restrictive emissions standards adopted by the U.S. Environmental Protection Agency during 1998 mandate certain engine changes that will result in increased costs to us and to our customers.

    See "Business--Government Regulation" and "Business--Environmental Matters."

LIMITED NUMBER OF CHASSIS SUPPLIERS--THERE ARE ONLY THREE THIRD-PARTY SUPPLIERS OF CHASSIS FOR A SIGNIFICANT PRODUCT THAT WE MAKE.

    Buses consist of a body mounted on a chassis, which includes the bus engine. A substantial number of the products that we sell are so-called Type C buses (as more fully described in the Section "Business" under the heading "Products"). Because we do not manufacture a chassis for Type C buses, we purchase a chassis from a third-party supplier and assemble it with our own Type C bus body. We also sell Type C bus bodies to customers who obtain their own chassis from third-party chassis suppliers. Our ability to obtain Type C chassis could be critical to our ability to compete in the school bus market.

    There are only three major manufacturers of Type C chassis in the United
States: General Motors Corporation, Freightliner Custom Chassis Corp. and Navistar International Corporation. Navistar, which accounts for approximately 65% of the chassis market, owns AmTran of Illinois, Inc., and Freightliner, which accounts for less than 10% of the chassis market, owns Thomas Built Bus Company. Both AmTran and Thomas are competitors of ours. Navistar has continued to make its chassis available to AmTran's competitors as well as to customers who want to combine other manufactures' bus bodies, such as those made by the Company, with the Navistar chassis. Freightline only recently completed its acquisition of Thomas and to date has continued to make its chassis available to Thomas' competitors. Nevertheless, we cannot assure you that Navistar or Freightliner will continue to make their chassis available to purchasers other than AmTran or Thomas, respectively.

    To secure our chassis supply, on May 6, 1991, we entered into a chassis supply agreement with General Motors, under which General Motors has agreed to supply us with Type C chassis on an exclusive basis. Either General Motors or we can terminate the agreement after giving twelve months advance notice. We cannot assure you that General Motors will not terminate this agreement. If the agreement were terminated, or if General Motors stopped manufacturing chassis or stopped selling chassis to us or to our customers who combine their chassis with our bus bodies, it is uncertain whether we would be able to purchase enough chassis from other suppliers to fill orders or whether our customers would continue to order bus bodies from us. If we were required to manufacture our own Type C chassis, this factor would likely have a material effect on our future operating results and potentially our profitability.

    See "Business--Raw Materials and Components" and "Business--Competition."

CHANGE OF CONTROL--OUR PARENT COMPANY IS CLOSELY HELD, WITH APPROXIMATELY 91% OF ITS CAPITAL STOCK HELD BY MERRILL LYNCH-RELATED ENTITIES, WHICH MAY HAVE INTERESTS DIFFERENT FROM YOURS; A CHANGE OF CONTROL COULD RESULT IN ACCELERATION OF VARIOUS OBLIGATIONS.

    Blue Bird Corporation, our parent company, owns all of our capital stock. Its capital stock is in turn owned by affiliates of Merrill Lynch, certain members of our parent company's board of directors and certain members of our management. These holders acquired us in a leveraged buyout transaction in 1992. The Merrill Lynch-related entities own approximately 91% of our parent company's common stock. Their interest may differ from your interests as noteholders and, as such, conflicts of interest may arise.

    We also cannot assure you that the Merrill Lynch-related entities will continue to own and control our parent company. A "change of control" as defined in various agreements, including the new credit agreement, would place substantial financial obligations on us and would require us to refinance substantial amounts of our debt. A change of control would also be a default under the new credit agreement, which would allow the lenders under the new credit agreement to exercise remedies under that agreement. Under certain related circumstances, we might be required to make an offer to purchase all of the Exchange Notes that are outstanding. If, upon a change of control, the maturity of the new credit agreement were accelerated by the lenders and we were unable to repay the lenders, or if we were required to purchase all of the Exchange Notes and were unable to do so, we would be in default under the indenture. A change of control would also require us to make cash payments to certain of our executives under the terms of their compensation arrangements. We cannot assure you that we will be able to meet all of our obligations under our various agreements if a change of control should occur, or that we will be able to refinance any of these or other obligations that might become due because of a change of control. If we were unable to meet or refinance our obligations, we may lack sufficient resources available to meet payment claims under these notes.

                              THE RECAPITALIZATION

    On November 19, 1996, Blue Bird Body Company (the "Company" or "Blue Bird") completed an overall recapitalization pursuant to which the Company refinanced approximately $86 million (as of November 2, 1996) of its indebtedness and paid a special cash dividend to Blue Bird Corporation ("BBC"), of which the Company is wholly-owned subsidiary, of $201.4 million (the "Blue Bird dividend") on all shares of its common stock, $.10 par value per share ("Blue Bird Common Stock"). Immediately after the declaration of the Blue Bird Dividend, the Board of Directors of BBC declared a special cash dividend and made payments in the aggregate amount of $201.4 million on all shares of its common stock, $.01 par value per share ("BBC Common Stock") and in respect of options to purchase BBC Common Stock (collectively, the "Distribution"). Holders of BBC options received cash payments and were not required to exercise their options to receive their PRO RATA portion of the BBC Distribution, nor were they entitled to any antidilution adjustment to the exercise price for their options.

    As part of the overall recapitalization of the Company, holder of $50 million aggregate principal amount (or 100%) of the Company's then outstanding 11 3/4% Senior Subordinated Notes due 2002, Series B (the "Old Notes") ("Selling Holders") sold their Old Notes to the Company for aggregate payments (including accrued interest) of approximately $53.7 million. The Company's then-existing bank credit agreement (the "Old Credit Agreement"), under which $36 million of indebtedness was outstanding at November 2, 1996, was replaced and refinanced by an amended and restated credit agreement (the "New Credit Agreement"), which provides for, among other things, aggregate availability of $255 million, including $175 million of Term Facilities (as defined herein) and an $80 million Revolving Facility (as defined herein). In addition, the Company offered and sold $100,000,000 aggregate principal amount of 144A Notes (the "144A Note Offering"). Proceeds from the 144A Note Offering, borrowings under the New Credit Agreement and cash on hand were used to fund the retirement of the Old Notes, the refinancing of the Old Credit Agreement and the Distribution, and to pay related fees and expense. The 144A Note Offering, the retirement of the Old Notes, the replacement of the Old Credit Agreement with the New Credit Agreement and their Distribution are collectively referred to herein as the "Recapitalization." In connection with the sale of 144A Notes pursuant to the Purchase Agreement dated November 13, 1996, between the Company, BBC, Merrill Lynch & Co., Merrill Lynch, and BT Securities Corporation (collectively, the "Initial Purchasers"), the Initial Purchasers became entitled to the benefits of the Registration Rights Agreement dated as of November 19, 1996 (the "Registration Rights Agreement").

    The following table sets forth the cash sources and uses of funds for the Recapitalization.

                                                                                  AMOUNT
                                                                            -------------------
                                                                                (DOLLARS IN
                                                                                 MILLIONS)
SOURCES OF FUNDS:
Cash on hand..............................................................       $    21.7
Term loans under New Credit Agreement.....................................           175.0
Notes offered hereby......................................................            99.7
Proceeds from repayment of Management Notes(a)............................             3.8
                                                                                    ------
    Total.................................................................       $   300.2
                                                                                    ------
                                                                                    ------

USES OF FUNDS:
Distribution..............................................................       $   201.4
Repayment of Old Credit Agreement.........................................            36.0
Retirement of Old Notes(b)................................................            53.7
Estimated fees and expenses...............................................             9.1
                                                                                    ------
    Total.................................................................       $   300.2
                                                                                    ------
                                                                                    ------

------------------------

(a) The Management Notes (as defined herein) were repaid by management shareholders out of the proceeds of the Distribution. See "Certain Relationships and Related Transactions."

(b) Includes costs associated with the retirement of the Old Notes and the amendment of the indenture relating thereto, including payment of accrued interest.

    Blue Bird Capital Corporation, the Company's special-purpose lease financing subsidiary ("Blue Bird Capital") entered into a Loan Agreement, dated October 18, 1995, as amended and restated on February 25, 1998 (as so amended and restated, the "LaSalle Credit Agreement") with LaSalle National Bank, as agent for itself and other lenders ("LaSalle"). Revolving loans under the LaSalle Credit Agreement (the "LaSalle Credit Facility") are used to finance the lease financing operations of Blue Bird Capital. The LaSalle Credit Facility remained outstanding following the Recapitalization. The Selling Holders sold their Old Notes at a price based upon a premium over the applicable U.S. Treasury rate and, in connection with their agreement to sell their Old Notes to the Company, the Selling Holders consented to amendments to the indenture governing the Old Notes that would have eliminated substantially all of the material restrictive covenants contained therein had such indenture remained in effect.

    See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" and "Description of Debt Facilities."

                                USE OF PROCEEDS

    This Prospectus is delivered in connection with the sale of the Exchange Notes by Merrill Lynch in market-making transactions. The Company will not receive any of the proceeds from such transactions.

                                 CAPITALIZATION

    The following table sets forth the cash and cash equivalents, short-term debt and capitalization of BBC as of October 31, 1998. There are no material differences between the capitalization of the Company and BBC, except as set forth in footnotes (a) and (b). This information should be read in conjunction with the information set forth under "Selected Financial Data" and in the audited financial statements of BBC appearing elsewhere in this Prospectus.

                                                                                                      AS OF
                                                                                                 OCTOBER 31, 1998
                                                                                                ------------------
                                                                                                   (DOLLARS IN
                                                                                                    MILLIONS)
Cash and cash equivalents.....................................................................            54.6
                                                                                                       -------
                                                                                                       -------
Short-term debt (including current portion of long-term debt).................................            16.8
                                                                                                       -------
                                                                                                       -------
Long-term debt:
  New Credit Agreement (excluding current portion)............................................           134.8
  Exchange Notes(a)...........................................................................            99.7
  LaSalle Credit Facility.....................................................................            92.4
  Industrial development bonds................................................................             2.8
                                                                                                       -------
Total long-term debt..........................................................................           329.7
Redeemable common stock(b)....................................................................            48.4
Stockholders' equity:
  Common stock; $.01 par value; 25,000,000 shares authorized; 9,204,778 shares issued and
    outstanding...............................................................................              .1
Additional paid-in capital....................................................................            77.0
Retained earnings (deficit)...................................................................          (125.3)
Cumulative translation adjustments(c).........................................................            (4.4)
                                                                                                       -------
Total stockholders' equity (deficit)..........................................................           (52.6)
                                                                                                       -------
      Total capitalization....................................................................           325.5
                                                                                                       -------
                                                                                                       -------

------------------------

(a) Represents the $100 million principal amount of the Notes less unamortized discount of $.3 million.

(b) Redeemable common stock represents 1,500,000 issued and outstanding shares of BBC Common Stock purchased by the members of the Company's management who participated in the 1992 Acquisition (as defined herein) (the "Management Investors"). The Management Investors have the right, prior to the earlier of an initial public offering of equity securities of BBC or the tenth anniversary of the Stockholders' Agreement (as defined herein), to put these shares to BBC in the event of their disability, involuntary termination not for cause, retirement, or death for a fair value price. The redeemable common stock of BBC was recorded at fair value on the date of issuance. The excess of the fair value price over the original fair value is being accreted by periodic charges to retained earnings. The amounts recorded in the balance sheets represent the estimated maximum amount payable if all Management Investors met the specified criteria and exercised their put rights. See "Certain Relationships and Related Transactions."

(c) Reflects the effects of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars for the foreign subsidiaries and branches of the Company.

                            SELECTED FINANCIAL DATA

    Set forth below is certain selected historical consolidated financial data for BBC for fiscal years 1998, 1997, 1996, 1995 and 1994. The selected historical consolidated financial data as of and for the fiscal years indicated were derived from the financial statements of BBC and subsidiaries which were audited by Arthur Andersen LLP. Currently, BBC conducts no independent operations and has no significant assets other than the capital stock of Blue Bird. The selected historical financial data set forth below should be read in conjunction with the consolidated financial statements of BBC and the notes thereto included elsewhere in this Prospectus.

                                                                                  FISCAL YEAR ENDED
                                                         -------------------------------------------------------------------
                                                         OCTOBER 31,   NOVEMBER 1,    NOVEMBER 2,   OCTOBER 28,  OCTOBER 29,
                                                            1998          1997           1996          1995         1994
                                                         -----------  -------------  -------------  -----------  -----------
                                                                                (DOLLARS IN MILLIONS)
INCOME STATEMENT DATA:
Net sales..............................................   $   626.4     $   576.1      $   570.2     $   517.4    $   476.2
Cost of goods sold.....................................       515.1         473.4          474.1         430.6        392.9
                                                         -----------       ------         ------    -----------  -----------
Gross profit...........................................       111.3         102.7           96.1          86.8         83.3
Selling, general and administrative expenses...........        48.0          62.4           42.6          39.8         39.0
Amortization of goodwill and non-compete agreements....         3.8           3.8            3.8           4.7          5.6
                                                         -----------       ------         ------    -----------  -----------
Operating income.......................................        59.5          36.5           49.7          42.3         38.7
Interest income........................................         7.4           6.3            7.0           4.6          4.1
Interest expense.......................................       (34.6)        (33.8)         (16.9)        (18.5)       (17.4)
Other income (expense).................................         1.0           1.9            0.2           0.1          0.2
                                                         -----------       ------         ------    -----------  -----------
Income before income taxes.............................        33.3          10.9           40.0          28.5         25.6
Provision (benefit) for income taxes...................        11.6          (2.7)          14.8          11.6         10.2
                                                         -----------       ------         ------    -----------  -----------
Net income before extraordinary item...................        21.7          13.6           25.2          16.9         15.4
Loss on extinguishment of debt.........................      --              (3.0)          (1.4)       --           --
                                                         -----------       ------         ------    -----------  -----------
Net income.............................................        21.7     $    10.6      $    23.8     $    16.9    $    15.4
                                                         -----------       ------         ------    -----------  -----------
                                                         -----------       ------         ------    -----------  -----------

BALANCE SHEET DATA (AS OF END OF PERIOD):
Working capital........................................   $   113.7     $    99.3      $    80.4     $    61.7    $    65.3
Total assets...........................................       450.0         412.5          391.0         379.8        332.8
Long-term debt, excluding current maturities...........       329.7         339.6          131.4         113.8        125.8
Redeemable common stock, net...........................        48.4          20.7           29.3          20.9         17.5
Stockholders' equity (deficit).........................       (52.6)        (45.1)         118.2         102.6         88.8

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

    Approximately 77% of the Company's fiscal 1998 net sales are derived from school bus sales and approximately 18% and 5% of the Company's fiscal 1998 net sales are derived from the sale of commercial and recreational vehicles, respectively. From fiscal 1994 to fiscal 1998, the Company's gross profit, and with the exception of fiscal 1997, operating income, have risen primarily due to increasing sales volume. Fiscal 1997 operating income was affected by a one time charge of $16.1 million related to the Recapitalization. The Company's operations are affected by trends in the number of students enrolled in grades kindergarten through 12 and overall educational spending by local and state governments as well as by the federal government. In addition to incremental needs due to pupil population growth and replacement requirements based on changes in safety standards, factors will influence the need to purchase school buses include the age of the existing school bus fleet, changes in school bus travel routes, regulatory changes such as compliance with new emissions standards, extracurricular activity usage and changes in the education structure in the United States such as the development of preschool "head start" programs, special education programs and magnet schools. The Company's experience has been that during periods of stable or increasing student enrollment, demand for its core school bus products has also remained stable or increased.

YEAR 2000 COMPLIANCE

    As a result of certain computer programs being written using two digits rather than four to define the applicable year, information systems that have date sensitive software may be unable to properly recognize and process dates and date-sensitive information on and beyond January 1, 2000 (the "Year 2000 Problem"). The Year 2000 Problem, which is common to most businesses, could, if not resolved, have a detrimental effect on the Company's operations, and interfere with the Company's ability to engage in normal business activities. If unremedied, the Year 2000 Problem could result in systems failures or miscalculations causing disruptions, including, among other things, a temporary slowdown of manufacturing operations due to parts shortages and, consequently, a temporary inability to delivery buses to customers.

    In 1993, the Company began a company-wide assessment of the vulnerability of its systems to the Year 2000 Problem and began modifying all affected software. Approximately 90% of the software used by the Company was developed and is maintained in-house. All software systems have been reviewed to determine Year 2000 compliance. As of January 1, 1999, the Company estimates that it has completed approximately 95% of the necessary revisions and testing. Hardware and network systems review is scheduled for completion in early 1999. The Company is also in the process of surveying major vendors and customers to determine their efforts toward resolution of the Year 2000 Problem. The Company currently has no specific written contingency plan in the event either the Company or its significant vendors or customers have not remedied the Year 2000 Problem; however, management of the Company is in the process of developing a contingency plan and anticipates completing such plan in 1999.

    Since 1993, the Company has treated the costs associated with modifying affected systems as on-going software maintenance, and estimates that approximately $.4 million has been expended in connection therewith through fiscal 1998. The Company believes that the remaining costs associated with completion of the internal resolution of the Year 2000 Problem will be approximately $.2 million.

    Although the Company believes that it will be able to modify or replace its affected systems in time to minimize any detrimental effects on its operations caused by the Year 2000 Problem, it can make no assurance that the Company will be successful in such efforts, or that its major vendors or customers will successfully modify or replace their affected systems or that such failures would not have a material adverse effect on the Company's consolidated results of operations, liquidity or capital resources in the future.

RESULTS OF OPERATIONS

    The discussion of results of operations that follows is based upon and should be read in conjunction with the financial statements, including the notes thereto, included elsewhere in this Prospectus. Although the financial statements are consolidated financial statements of BBC, the Company's parent, BBC is a holding company and, as such, there would be no material differences in the operating results of BBC, as compared with the Company. The following table sets forth certain operating results as a percentage of net sales for the historical periods indicated:

                                                                                        FISCAL YEAR ENDED
                                                                           -------------------------------------------
                                                                            OCTOBER 31,    NOVEMBER 1,    NOVEMBER 2,
                                                                               1998           1997           1996
                                                                           -------------  -------------  -------------
Net sales................................................................        100.0%         100.0%         100.0%
Cost of goods sold.......................................................        (82.2)         (82.2)         (83.1)
Gross profit.............................................................        (17.8)          17.8           16.9
Selling, general and administrative expense..............................         (7.7)         (10.8)          (7.5)
Operating income.........................................................          9.5            6.3            8.7

    FISCAL 1998 COMPARED TO FISCAL 1997.

    Net sales increased to $626.4 million in fiscal 1998 from $576.1 million in fiscal 1997, an increase of $50.3 million or 8.7%. The increase was primarily due to increased sales volume of the Type D product lines.

    Gross profit increased to $111.3 million in fiscal 1998 compared to $102.7 million in fiscal 1997, an increase of $8.6 million or 8.4%. The increase was due to increased sales volume. The gross margin of 17.8% was the same as the 1997 gross margin.

    Selling, general and administrative expenses decreased to $48.0 million in fiscal 1998 compared to $62.4 million in fiscal 1997, a decrease of $14.4 million or 23.1%. The decrease was primarily due to a $16.1 million distribution paid as a result of the Recapitalization to certain members of management as stock option holders which was recorded as compensation in fiscal 1997.

    Interest income increased to $7.4 million compared to $6.3 million in fiscal 1997. The increase was primarily due to increased interest income from the Company's lease portfolio which increased in size during fiscal 1998.

    Interest expense increased to $34.6 million in 1998 from $33.8 million in fiscal 1997 due to increased borrowing to support a larger lease portfolio.

    For fiscal 1998, there was tax provision of $11.6 million compared to a tax benefit of $2.7 million in fiscal 1997. During fiscal 1997, the deductibility of the distributions paid to management shareholders from the Recapitalization created a tax benefit which more than offset the income tax provision on operating income.

    FISCAL 1997 COMPARED TO FISCAL 1996. Net sales increased to $576.1 million in fiscal 1997 from $570.2 million in fiscal 1996, an increase of $5.9 million or 1.0%. This increase was primarily due to increased sales volume of the Type C units.

    Gross profit increased to $102.7 million in fiscal 1997 compared to $96.1 million in fiscal 1996, an increase of $6.6 million or 6.9%. The increase was primarily due to increased gross margin. The gross margin increased to 17.8% from 16.8% in 1996. The margin increase was due to selling more higher gross margin Type C units as compared to fiscal 1996.

    Selling, general and administrative expenses increased to $62.4 million in fiscal 1997 compared to $42.6 million in fiscal 1996, an increase of $19.8 million or 46.5%. The increase was primarily due to a $16.1 million distribution paid as a result of the Recapitalization to certain members of management as stock option holders which was recorded as compensation. The remaining difference was due mainly to increased engineering costs as well as a negotiated settlement in a product liability case.

    Interest income decreased to $6.3 million compared to $7.0 million in fiscal 1996. The decrease was due in part to lower investment income resulting from lower cash available for investment during 1997 as compared to 1996. Other interest income, excluding interest related to leasing, was also lower.

    Interest expense increased to $33.8 million in fiscal 1997 as compared to $16.9 million in fiscal 1996. The increase was due primarily to the higher debt and interest rates resulting from the Recapitalization.

    For fiscal 1997, there was an income tax benefit of $2.7 million compared to an income tax provision of $14.8 million for fiscal 1996. The decrease was due in part to income before income taxes being significantly lower in fiscal 1997 than fiscal 1996. In addition, due to the deductibility of the distributions paid to management shareholders from the Recapitalization, the resulting income tax benefit more than offset the income tax provision on operating income, resulting in a net income tax benefit for fiscal 1997.

    FISCAL 1996 COMPARED TO FISCAL 1995. Net sales increased to $570.2 million in fiscal 1996 from $517.4 million in fiscal 1995, an increase of $52.8 million or 10.2%. This increase was due to increased sales volume of the Type C, Type D, CS and Q-Bus units.

    Gross profit increased to $96.1 million in fiscal 1996 compared to $86.8 million in fiscal 1995, an increase of $9.3 million or 10.7%. The increase was due to increased sales volume. The gross margin of 16.8% was unchanged compared to fiscal 1995.

    Selling, general and administrative expenses increased to $42.6 million in fiscal 1996 compared to $39.8 million in fiscal 1995, an increase of $2.8 million or 7.0%. The increase was due primarily to higher engineering, marketing and selling expenses.

    Amortization expense decreased to $3.8 million in fiscal 1996 from $4.7 million in 1995. The decrease reflects completion in fiscal 1995 of the amortization of certain non-compete agreements related to the 1992 Acquisition.

    Interest income increased to $7.0 million compared to $4.6 million in fiscal 1995. The increase was due primarily to a higher average dollar amount of leases in the lease portfolio in fiscal 1996 as compared to fiscal 1995.

    Interest expense decreased to $16.9 million in fiscal 1996 as compared to $18.5 million in fiscal 1995. This was due to lower interest rates on bank debt as well as lower debt levels due to the repurchase of $25 million of the Old Notes in December, 1995.

    The provision for income taxes increased to $14.8 million in fiscal 1996 from $11.6 million in fiscal 1995. The increase was due to increased taxable income resulting from higher net sales and operating income. The provision for income taxes in fiscal 1996 decreased as a percentage of income before taxes as compared to fiscal 1995. The decrease was due to increased tax-exempt lease income as well as lower non-deductible amortization items related to the leveraged buyout of the Company in 1992 (the "1992 Acquisition").

    On December 14, 1995, the Company repurchased, for cash on the open market, $25 million in principal amount of outstanding Old Notes for the purchase price (expressed as a percentage of principal amount) of 106.500% plus accrued interest to the purchase date. An extraordinary loss of $1.4 million net of a tax benefit of $.8 million occurred during the 1996 period due to the early extinguishment of such Old Notes.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's liquidity requirements arise primarily from funding working capital needs, which consist primarily of inventory and accounts receivable, and principal and interest payments on indebtedness. The Company also requires funds for capital expenditures, of which the Company anticipates approximately $6.3 million for fiscal 1999.

    BBC is a holding company that conducts all of its business operations through the Company, which is a wholly-owned subsidiary. In connection with any liquidity needs, including needs arising out of the BBC Guarantee, BBC is dependent entirely upon cash generated by the Company.

    Historically, the Company has funded its working capital needs through cash generated from operations and borrowings under the Old Credit Agreement. In addition, LaSalle provides Blue Bird Capital with revolving loans under the LaSalle Credit Facility, which are used to finance school bus leases up to a maximum aggregate principal amount of $100.0 million, of which $92.4 million was outstanding as of October 31, 1998. Blue Bird Capital expects to increase the maximum borrowing amount of the LaSalle Credit Facility during 1999. Management expects no difficulty in obtaining approval of the increase.

    Following the Recapitalization, the Company's liquidity needs arise primarily from debt service on the substantial indebtedness incurred in connection with the Recapitalization, as well as from the funding of inventory and accounts receivable. As of October 31, 1998, the Company had total consolidated indebtedness of approximately $346.5 million, consisting primarily of $99.7 million principal amount of the 144A Notes, borrowings of $151.6 million under the New Credit Agreement and $92.4 million of borrowings under the LaSalle Credit Facility. The Company had the ability to borrow an additional $7.6 million under the LaSalle Credit Facility to finance school bus leases and $80.0 million under the New Credit Agreement (assuming all of such funds would have been available under the borrowing base calculation under the Revolving Facility of the New Credit Agreement). Such Revolving Facility will be available to meet future working capital and other business needs of the Company. The maximum amount available to be borrowed under such facility is based on the sum of 85% of Eligible Accounts Receivable (as defined in the New Credit Agreement) and 60% of Eligible Inventory (as defined in the New Credit Agreement) of the Company (the "Borrowing Base"). See "Description of Debt Facilities." and "Risk Factors--Substantial Leverage" and"--Ability to Service Debt."

    The Company's interest expense as a result of the Recapitalization is substantially higher than immediately prior to such transactions. Loans under the New Credit Agreement bear interest at floating rates based upon the interest rate option selected by the Company. With respect to the term loan borrowings under the New Credit Agreement, the Company will be required to make scheduled principal payments of approximately $16.8 million in fiscal 1999, $20.8 million in fiscal 2000 and dollars 22.8 million in fiscal 2001. See "Risk Factors--New Credit Agreement Restrictions." For a schedule of payments due under the New Credit Agreement, see "Description of Debt Facilities--Senior Bank Financing."

    Under the New Credit Agreement, the Company is permitted to accumulate up to $40 million in its lease portfolio of leases for its own account in addition to leases held by Blue Bird Capital. As of October 31, 1998, the Company had approximately $7.9 million of such leases in its lease portfolio. In addition, as of such date, Blue Bird Capital had approximately $103.6 million in its lease portfolio. Blue Bird Capital is required to maintain certain financial ratios, including a ratio of Total Liabilities to Tangible Net Worth (as such terms are defined in the LaSalle Credit Agreement) that cannot exceed 10 to 1. See "Business--Leasing" and "Description of Debt Facilities--LaSalle Credit Agreement."

    Net cash provided by operations during the year ended October 31, 1998 was $44.5 million compared to $6.3 million in fiscal 1997. This difference was primarily the result of significant increases in net income, trade accounts payable and income taxes payable. There were no net borrowings under the Company's working capital facility in fiscal 1998 or fiscal 1997. Net borrowing under the LaSalle Credit Facility were $6.9 during the current year compared to $26.9 in fiscal 1997. The early extinguishment of $25 million of outstanding Old Notes (see "--Results of Operations--Fiscal 1996 Compared to Fiscal 1995") was funded primarily from internally generated cash and partially from an increase in the working capital revolver.

    Cash and cash equivalents were $54.6 at October 31, 1998, compared to $31.0 million at the end of fiscal 1997. Net working capital was $113.7 million at October 31, 1998, an increase of $14.4 million during the current fiscal year. Significant factors affecting working capital were increases in cash, leases receivable and inventory, offset by increases in trade accounts payable, income taxes payable and other accrued liabilities.

    As a result of the Recapitalization, the Company's future operating performance and ability to service or refinance the Notes and to repay, extend or refinance the New Credit Agreement are subject to future economic conditions and to financial, business and other factors, many of which are beyond the Company's control. The Company's liquidity may also be impacted by product liability claims and environmental matters. See "Risk Factors."

    The Company's business is seasonal in nature. A majority of the Company's sales occur in the third and fourth quarters of the fiscal year, a pattern typical for the industry. The Company's working capital needs increase during the second and third quarters as production activity increases in response to the higher seasonal sales volume. Working capital needs decrease toward the end of this period, although beginning in December or January, working capital and related bank borrowings begin to increase as parts for assembly into buses are manufactured and distributed to the assembly plants. Inventory is at its highest during July and August prior to heavy seasonal school deliveries. The following table shows the percentages of the Company's net sales per quarter for the last four fiscal years.

                                                                                    1998       1997       1996       1995
                                                                                  ---------  ---------  ---------  ---------
First Quarter...................................................................       14.5%      14.6%      16.3%      14.8%
Second Quarter..................................................................       16.4       16.5       18.7       20.4
Third Quarter...................................................................       32.0       33.6       25.7       26.5
Fourth Quarter..................................................................       37.1       35.3       39.3       38.3
                                                                                  ---------  ---------  ---------  ---------
                                                                                      100.0%     100.0%     100.0%     100.0%
                                                                                  ---------  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------  ---------

                                    BUSINESS

GENERAL

    Blue Bird is the leading manufacturer of school buses in North America. Approximately 77% of the Company's net sales in fiscal 1998 were derived from sales of school bus products. The Company also manufactures commercial buses and recreational vehicles, which target purchasers of buses for applications other than school transportation. Commercial and recreational vehicles accounted for approximately 18% and 5%, respectively, of the Company's fiscal 1997 net sales. The Company manufactures both quality steel bus bodies for mounting on chassis manufactured by third parties and complete bus units (body and chassis). Chassis generally consist of frames with engines, transmissions, drive trains, axles, wheels, power steering, brakes and fuel cells. The Company markets its products primarily through a network of approximately 65 independent distributors, which resell the products to customers, including municipalities, states, transportation contracting companies, churches and other independent organizations. Management believes that this distribution network results in an important competitive advantage as it allows the Company to maintain, through its distributors, strong sales relationships with the ultimate end-users of its products, which provide the Company with an important source of localized market knowledge. Through its subsidiary, Blue Bird Capital, which was formed in October 1995, the Company provides a variety of lease financing alternatives principally to tax-exempt customers of its school bus products. The Company also continues to provide taxable lease financing through its Blue Bird Credit division.

    The Company's business strategy is to continue to utilize its leading market position in the school bus market as a platform from which to expand its product offerings. The Company will continue to focus on its core school bus business, while seeking to expand its commercial bus product offerings to various markets, including the shuttle bus market, the smaller urban bus market and the "line haul" or inter-city coach market. Within the school bus market, the Company will continue to emphasize sales to distributors, as opposed to states and large transportation contracting companies, reflecting its belief that the former market provides greater growth and profit opportunities. The Company will also seek to expand its international bus sales, particularly in developing countries.

    The Company's principal executive offices are located at 3920 Arkwright Road, Macon, Georgia 31210. The Company is organized under the laws of the state of Georgia and BBC is organized under the laws of the state of Delaware.

INDUSTRY OVERVIEW

    SCHOOL BUSES. The two principal components of a school bus are the body and chassis. Bodies and chassis are sold either as integrated units, provided by a single supplier, or separately, in which case end-users purchase bodies and chassis from different suppliers and have the two components assembled by the bus body manufacturer. Approximately 47% of the Company's school bus sales in 1998, on a unit basis, were of integrated units. The ability to provide integrated units enables manufacturers to submit bids on completed school bus units to school bus end-users. The Company believes that integrated sales permit school bus body manufacturers to offer end-users a lower cost complete school bus while increasing their share of the profits realized on any sale of a unit. Many end-users, particularly those that participate in a state bid process for school bus purchases, however, may prefer to purchase the body and chassis separately.

    School bus purchasing is typically a centralized process involving orders of multiple units. Purchasers of school buses are categorized into two ownership groups: public (I.E., states and school districts); and private (I.E., independent transportation contracting companies and other private entities). It has been management's experience that the transportation director of a state or school district, or the chief procurement officer of a transportation contracting company, as the case may be, will typically determine transportation needs on an annual basis. In addition to replacement requirements based on changes in safety standards and incremental needs due to pupil population growth, factors which influence the need to purchase school buses include the age of the existing school bus fleet, changes in school bus travel routes, regulatory changes such as compliance with new emissions standards, extracurricular activity usage and changes in the education structure in the United States such as the development of preschool "head start" programs, special education programs and magnet schools. In the case of public purchasers, the transportation director may also be affected by certain budgetary constraints, and will consider the availability of financing in making the purchasing decision.

    Once the decision relating to the purchase of replacement or new school buses is finalized, the transportation director or the chief procurement officer will decide on the type and brand of product to be purchased. Product performance, manufacturer reputation, the manufacturer's ability to accommodate specifications regarding bus design, relationships with distributors, price, the availability of financing alternatives (E.G., leasing options), fleet standardization and post-sale support and service are all key factors influencing the decision to purchase a particular product. While price is an important factor, it is not the sole determinant of the purchase decision, and the lowest bid is not necessarily awarded the contract. As a result, manufacturer and distributor relationships are critical to the sale of school bus products.

    In the states of Florida, Kentucky, North Carolina and West Virginia and in the Canadian Maritimes and Province of Manitoba, contract awards for school buses are based on a bid process, with the state/ province generally serving as the aggregate purchaser on behalf of all of its school districts. Officials compile the total number of buses their districts require and then solicit bids from bus body and chassis manufacturers. This process is much more competitive and price sensitive than the local bidding process, and manufacturers generally must be the low bidder to win the contract. Bus body and chassis manufacturers typically bid these purchases on a direct basis, rather than through distributors, and view these contracts as low margin, incremental volume. The Company estimates that approximately 15% of annual North America public school bus purchases are awarded through these bids.

    In the United States, approximately 75% of the estimated 450,000 school buses currently in operation are publicly owned, with the remainder privately owned. The Company estimates that approximately 50% of the privately owned school buses in operation in the U.S. are owned by the four largest national contractors. These contracting companies are fleet buyers and, therefore, pricing in this segment of the market is highly competitive. In addition to these large national transportation contractors, local contracting companies are also classified as private purchasers of school buses. As is the case with individual school districts, these smaller institutions typically purchase buses through distributors.

    Management estimates that deliveries of school buses in North America in fiscal 1998 totaled approximately 33,400 units. In addition, management estimates that the market demand for school bus and commercial products that the Company manufactures and sells to countries outside of North America totaled approximately 3,500 units in fiscal 1998.

    COMMERCIAL VEHICLES. Management divides the commercial bus transportation market into three segments, consisting of (i) public transportation, (ii) shuttle transportation and (iii) tour, charter and commuter uses. The public transportation sector consists of several vehicle markets, including vans, medium-duty buses under 35 feet in length, heavy-duty buses up to 40 feet, articulated buses up to 60 feet, and inter-city coaches designed to transport passengers from suburbs to cities. The shuttle market is broader with users such as airports, car rental agencies, "park-and-ride" operators, hotels, educational and religious institutions, and providers of employee and health care-related transportation. The tour, charter and commuter segment of the market typically requires large over-the-road coaches ranging from 40 feet to 45 feet in length.

    The Company participates in the commercial bus market with its line of medium-duty buses and over-the-road coaches. See "Products." Medium-duty buses are purchased by public transportation authorities, private contractors, corporations (for shuttle use), and by charter and commuter operators. The Company's over-the-road coaches are positioned to compete in the larger coach tour/charter market. As a result of record transit funding by the U.S. Government, rural and urban public transit authorities are re-evaluating their traditional preferences for larger buses, especially in urban areas, for fleets consisting primarily of large- and medium-duty buses similar to those built by the Company, in part because medium duty buses are more economical and easier to operate. The Company believes it is well positioned to benefit from this trend. The shuttle market is serviced by a variety of products which include a variety of vans, "cutaway" vans (a fiberglass body on a van chassis), small- and medium- duty buses and some hybrid van and bus products. Management believes that the shuttle segment will grow as airports grow larger and move further away from cities as well as the growing number of elderly citizens requiring shuttle transportation increases.

    RECREATIONAL VEHICLES. The Company participates in the luxury niche of the recreational motor home vehicle market. This segment of the market is small, relatively stable, and consists of a limited number of competitors. Customers for this product are well financed and demand custom designed interiors and quality performing products. Management estimates that in a given year, the market demand is approximately 350 to 400 luxury motor home products similar to those manufactured by the Company in the United States. Management believes that in order for the Company to increase sales, it will need to increase its market share relative to competitors.

PRODUCTS

    SCHOOL BUS PRODUCTS

    GENERAL. Blue Bird produces a full range of school bus models and it is the largest manufacturer of both conventional and transit school bus bodies in the industry. In addition, Blue Bird sells complete Type D buses by integrating its Type D bodies with chassis manufactured by the Company.

    In 1998 Blue Bird derived approximately 17% of its net sales from the sale of its various school bus body models and 54% of its net sales from the sale of its integrated school buses. For classification purposes, the school bus industry has categorized these different models into the following four general product designations:

    TYPE A. A "Type A" school bus is a conversion of a van or a body constructed on a van-type compact truck chassis, with a gross vehicle weight ("GVW") rating of 10,000 pounds or less, designed to carry up to 21 passengers. The engine is located in front of the windshield and the entrance door is located behind the front wheels. The Company offers one model in this category, the Micro-Bird, which can be ordered in several configurations. The Company does not manufacture chassis for the Micro-Bird. Chassis are purchased by the customer and delivered to the Company, which in turn installs the bus body. Wholesale selling prices for Type A vehicle bus bodies typically range from approximately $10,000 to $16,000.

    TYPE B. A "Type B" school bus is a body constructed and installed on a van-type or stripped chassis, with a GVW rating of more than 10,000 pounds, designed to carry up to 38 passengers. Part of the engine is located beneath and/or behind the windshield and next to the driver's seat and the entrance door on a Type B bus is located behind the front wheels. The Company offers one model in this category, the Mini-Bird, which can be ordered in several configurations. The Company does not manufacture a Type B chassis. Chassis are purchased by the customer and delivered to the Company, which in turn installs the bus body. Wholesale selling prices for Type B vehicle bus bodies typically range from approximately $12,000 to $18,000.

    TYPE C. "Type C" school buses are the Company's largest-selling product, accounting for more than half of the vehicles sold by Blue Bird in 1998. The Type C bus, which is a "traditional" full-size school bus, is a body installed on a flat back "cowl" chassis, with a GVW rating of more than 10,000 pounds, designed to carry up to 77 passengers. The engine is located in front of the windshield and the entrance door is located behind the front wheels. The Company offers two models in this category, the Conventional and an integrated unit sold with a GM chassis, each of which can be ordered in several configurations. Wholesale selling prices for Type C vehicle bus bodies typically range from approximately $12,500 to $25,000, while prices for integrated products range from approximately $42,000 to $55,000.

    TYPE D. "Type D" school buses accounted for approximately 23% of the vehicles sold by the Company in 1998. A Type D school bus is a transit-type (flat front) body installed on a chassis, with a GVW rating of more than 10,000 pounds, designed to carry up to 90 passengers. Type D buses are sold only on an integrated basis with a chassis manufactured by the Company. The engine is located behind the windshield and may be mounted next to the driver's seat, at the rear of the bus, or midship between the front and rear axles. The entrance door on a Type D bus is located ahead of the front wheels. The Company's models in this category include the TC/2000 and the All American, each of which can be ordered in several configurations. Wholesale selling prices for Type D vehicle buses (including chassis) typically range from approximately $45,000 to $95,000.

COMMERCIAL VEHICLE PRODUCTS

    MEDIUM-DUTY COACH. A 37 foot long coach introduced in 1992 enabled the Company to compete in the medium-duty charter and commuter markets. The unit offers bus operators a medium-duty bus with many of the "big bus" features, including seating capacities for up to 45 passengers, restroom, audio and visual systems, luggage capacity of up to 240 cubic feet and engine options up to 300 horsepower.

    OVER-THE-ROAD COACH. In 1997, the Company introduced a 40 foot over-the-road coach with seating capacity for up to 47 passengers including lavatory, 300 cubic feet of luggage capacity and a 400-horsepower diesel engine. This unit is designed to compete with more expensive over-the-road coaches such as those used by tour, charter and commuter operators traveling from the suburban locations to urban work offices. Management believes the Company's coach products to be a viable alternative to 45 foot vehicles for a variety of reasons. The 40 foot coach is designed with the same running gear as the 45 foot coach; however, the technique to manufacture the Company's 40 foot coach offers cost savings not offered in the larger coaches. Also, the Company's 40 foot coach is manufactured in the U.S., while the 45 foot coaches are foreign made, adding import costs. Wholesale prices for the Company's coaches typically range from approximately $125,000 to $230,000.

    The Company also manufacturers medium-duty buses configured for shuttle, transit, and demand response applications. These products, offered in models ranging from 24 feet to 39 feet in length, are designed to offer customers durable, affordable alternatives to lightweight products such as cutaway vans (fiberglass body on a van chassis) and heavy duty, expensive transit buses. Wholesale selling prices for these medium-duty buses typically range from approximately $55,000 to $150,000.

    MODIFIED SCHOOL BUS PRODUCTS. The Company has taken advantage of its high volume purchases for school bus components, and its rapid assembly-line efficiencies, to produce and market adaptations of the Type A, B, C and D school bus in commercial form. These buses, known as "Activity Buses," offer basic transportation for churches, colleges, universities, commuter, shuttle, government agencies, and international customers. These products offer basic paint schemes, diesel and natural gas engine options, and very functional interiors for passenger comfort. Wholesale selling prices for the Activity Buses typically range from approximately $15,000 for non-integrated products to $100,000 for integrated products.

RECREATIONAL VEHICLE PRODUCTS

    GENERAL. The Company manufactures complete motor homes by integrating the motor home shell with Blue Bird-manufactured chassis. The Company offers three luxury motor home models, all of which are targeted for the premium high-end market.

    WANDERLODGE. The Wanderlodge is a premium motor home manufactured by the Company. The Wanderlodge is available in three models, 40 foot, 41 foot and 43 foot. In 1997, the Company redesigned its line of motor coaches to project a more European look. The 40 foot LX unit is the Company's production coach that is available with upscale interiors, giving the customer 6 floor plans and a variety of paint designs. The 41 foot and 43 foot LXi is the Company's custom coach offering the customer numerous choices in materials, components and colors. An added benefit to the Company's LXi coach line is a room expanding slide out feature, giving the owner additional living space while on location. The Company's slide out model is designed to increase the size of the gally/living room and also the bedroom. Key features of the Wanderlodge units include (i) the ultra-premium design of the product, (ii) steel body construction and a body-on-chassis design, (iii) a wide selection of optional interior equipment available to the purchaser, and (iv) the extensive product support capability provided by Blue Bird's RV distributors. Suggested retails prices for the Wanderlodge range from approximately $550,000 to $650,000.

SERVICE PARTS

    All of Blue Bird's distributors maintain parts inventories to service owners of Blue Bird products. Many of such distributors purchase parts from Blue Bird's Service Parts Group (the "Parts Group"). In addition to these sales to distributors, the Parts Group sells parts to fleet accounts on a direct basis. These direct sales accounts include the U.S. General Services Administration (the "GSA"), the national transportation contracting companies and other accounts in southern Georgia, South Carolina and Kentucky. The Company currently operates an 80,000-square foot facility in Fort Valley, Georgia to house the Parts Group.

MARKETING AND DISTRIBUTION

    The Company sells its bus products through distributors (87% of 1998 net sales) and directly to end-users (13% of 1998 net sales). During 1998, no customer accounted for as much as 10% of Blue Bird's net sales. Direct sales customers include states, transportation contracting companies, the GSA and all export buyers. All other sales are made through the Company's distributors. Direct sales typically involve bids for large contracts, which are highly competitive. Accordingly, direct sales margins are typically lower than distributor sales margins.

    Blue Bird has approximately 65 independent distributors in the U.S. and Canada, including RV distributors. One of the Company's 26 commercial bus distributors also distributes the Company's school bus products. The Company's two RV distributors together have five locations. One of these distributors, Buddy Gregg Motor Homes, Inc., accounts for approximately 69% of the Company's RV unit volume.

    Many of Blue Bird's school bus distributors have close and longstanding relationships with transportation directors of states and school districts. The Company believes that its distributors are well situated to understand the needs and specifications of local school districts. In 1998, no single distributor accounted for more than 7.5% of the Company's sales of school bus products.

    Blue Bird distributors are bound by the terms of a distributor contract, pursuant to which distributors are granted a non-exclusive right to sell the Company's buses and service parts in a designated territory. Distributors are restricted from selling other products which compete with Blue Bird's products. The Company's distributor contract also requires distributors to service Blue Bird products. Sales to distributors are on a cash-at-delivery basis. Sales by distributors to end-users, such as school boards, are also usually on a cash-at-delivery basis.

    Blue Bird's sales organization services all of its distributors and direct sales customers. Ten regional sales managers work exclusively with distributors in their respective regions and are responsible for coordinating sales and marketing campaigns, pricing policies, strategic market and product planning and related functions. These regional sales managers regularly visit distributors in order to disseminate product knowledge, supply marketing advice and serve as direct distributor support. The regional managers often accompany distributors' salespeople to meetings with prospective purchasers. The Company sponsors an annual international sales meeting to bring all of its distributors together. Regional sales meetings are also conducted annually to focus on regional strategic planning, advertising and other issues.

    The Company's advertisements are run in national and regional trade journals for the transportation and education industries. Representatives of the Company attend national and regional product conventions as well as conventions for educational trade groups such as the National School Board Association, the National Association of Pupil Transportation and the National School Transportation Association. Blue Bird also utilizes its network of independent distributors to promote its products and disseminate product literature. Distributors attend these conventions at the state level and are usually accompanied by a representative of the Company.

LEASING

    The Company has provided lease financing to school bus customers since 1984, principally through its leasing division, Blue Bird Credit ("Blue Bird Credit"). On October 26, 1995, the Company formed a wholly-owned subsidiary, Blue Bird Capital, for the purpose of expanding the availability of lease financing alternatives to customers of its school bus products. Blue Bird Capital has since become the Company's principal provider of leasing alternatives focusing on tax-exempt lessees. Generally, upon receipt of orders for municipal lease customers, the Company provides buses to be delivered by Blue Bird Capital to the appropriate distributor, who in turn delivers the buses to municipal customers pursuant to leases. Upon receipt of lease documents, Blue Bird Capital borrows approximately 90% of the lease amount pursuant to the LaSalle Credit Facility in order to pay the Company. Under the typical Blue Bird Capital lease with a tax exempt lessee, title is held by the lessee with a lien held by Blue Bird Capital. The average lease term is approximately three years and the lessee's down payment is typically 10% of the lease amount. The Company accounts for the lease as a sale and the related borrowings as long-term or short-term debt, as applicable. Under the LaSalle Credit Facility, Blue Bird Capital is required to maintain certain financial ratios, including a ratio of Total Liabilities to Tangible Net Worth, that cannot exceed 10 to 1. See "Description of Debt Facilities--LaSalle Credit Agreement." Blue Bird Capital pays the Company as promptly as possible and generally does not carry unsold inventory. Leases held by Blue Bird Capital are generally tax-exempt and accrue interest at rates ranging from 4.99% to 8.00%. The Company and Blue Bird Capital have entered into an Income Taxes Agreement whereby the Company reimburses Blue Bird Capital for the tax benefit generated by the tax free leases.

MANUFACTURING PROCESS

    The production of Blue Bird's extensive line of bus models involves various assembly processes. The bus body assembly process begins with the assembly of floor panels on a carriage that will carry the body assembly along the production line. Roof bows, internal and external metal panels are rivited in place and front and rear sections are added prior to painting. Windows, seats, flooring and other finishing items are added prior to attaching the bus body to the chassis. Each Blue Bird chassis is manufactured for a specific body, and a copy of the production order travels through the production process with the chassis. All of the chassis built by Blue Bird are for use with a Type D bus body. Some of these transit-type buses require the engine to be mounted in the front of the chassis, and others specify mounting in the rear. All Blue Bird chassis are tested to check the gauges, speedometer, fluid systems and electrical connections for the bus body components.

    The construction of both bodies and chassis must conform to various state and federal regulations. The most significant and comprehensive of these regulations is set forth in the Federal Motor Vehicle Safety Standards ("FMVSS"), which apply to all school buses built during and after 1977. The FMVSS specify requirements for a variety of vehicle components including controls and displays, automatic transmission, defrost/defog systems, windshield wipers, braking systems, reflectors and lights, mirrors, vehicle identification numbers, tires and wheels, accelerator controls, warning devices, occupant protection systems, steering systems, glazing materials, seats, windshields and windows, rollover protection, body joints and fuel systems.

INTERNATIONAL

    Other than maintaining a manufacturing facility in Canada, which accounted for sales of approximately 1,500 buses to Canadian customers in 1998 (approximately $41 million in net sales), and a facility in Monterrey, Mexico, the Company's operations are based in the United States. The Company exported approximately 800 bus products in 1998, primarily to developing countries. Since foreign purchases of Blue Bird buses are typically non-school-related, the Company is unable to rely on the perceived strengths and marketability of its traditional school bus products. However, the Company believes that there are opportunities to grow its export business, particularly in developing countries, as these countries begin to demand additional basic transportation products. In general, the Company plans to increase its focus on the export segment of its businesses by developing modified school bus and commercial products which meet the specifications of purchasers in the Middle East, Africa, Mexico and Central and South America. However, the Company's ability to increase export sales will be affected by world wide economic conditions.

    In Mexico, the easing of import restrictions on new trucks and buses in connection with the North American Free Trade Agreement presented an opportunity for Blue Bird to expand its export business in that region; however, Blue Bird's ability to expand its business in Mexico depends largely on the stability of Mexico's economy. The opening of this marketplace could generate opportunities in other Latin American countries as well as enhance the reputation of Blue Bird's products throughout the region. Blue Bird's Mexican plant is currently used to produce vehicles which are imported into the United States, but could be used in the future to service Latin American markets.

    In addition, for international markets, the Company has developed right-hand drive chassis for its integrated products and assembly parts for both bodies and integrated products.

NEW PRODUCT DEVELOPMENT

    Blue Bird's research and development program studies bus sales trends to identify potential growth opportunities for the business and designs products to exploit these growth opportunities. This process includes evaluating potential new materials and components for use in existing products as well as developing new product designs, especially for the Company's commercial and RV product lines. Developmental projects are currently underway for expanded product offerings in the commercial market. Blue Bird's manufacturing processes incorporate sufficient production flexibility to enable Blue Bird to produce new designs with minimum lead time. Research and development costs for 1998 were $.6 million.

COMPETITION

    SCHOOL BUS MARKET. Four major school bus manufacturers, Blue Bird, Thomas Built Buses, Inc. ("Thomas") and CBW, Inc., which are privately owned companies, and AmTran of Illinois, Inc. ("AmTran") account for substantially all dollar sales of school buses. All of these companies manufacture bus bodies which are mounted on a chassis supplied by General Motors Corporation ("GM"), Freightliner Custom Chassis Corp. ("Freightliner") and Navistar International Corporation ("Navistar"), although GM has agreed to supply chassis for Type C bus bodies exclusively to Blue Bird pursuant to the May 1991 Chassis Supply Agreement (the "GM Chassis Supply Agreement"). See "--Raw Materials and Components." The Company and Thomas, which together accounted for approximately 70% of aggregate domestic school bus sales in 1998, manufacture chassis as well as bodies for certain of their bus models. Competition in the industry is intense, as all four manufacturers typically compete for each significant contract that comes up for bid.

    The three major school bus chassis manufacturers of Type C chassis are GM, Freightliner and Navistar. Of these, Navistar is the leading manufacturer, accounting for approximately 65% of sales in 1998. The Company does not believe the Navistar's recent acquisition of AmTran will have a material impact on the Company's business. Navistar has continued to make its chassis available to all bus body manufacturers. Freightliner, which recently acquired Thomas, currently is offering its chassis to all bus body manufacturers as well. See "Risk Factors--Limited Number of Chassis Suppliers."

    Since Blue Bird does not manufacture discrete chassis units for sale to third-party purchasers, the Company does not directly compete with other chassis manufacturers. However, the Company has experienced indirect competition with some of these manufacturers, particularly Navistar, in the integrated bidding process.

    COMMERCIAL MARKET. The Company has different competitors in each of the major commercial market segments. In the large over-the-road coach area of the tour, charter and commuter markets, the Company's principal competitors include MCI, Van Hool and Prevost. In the medium-duty bus market, competition includes Eldorado National ("Eldorado") and Champion Motor Coach, Inc. ("Champion"), both businesses of Thor Industries, Inc., Metrotrans Corporation ("Metrotrans"), Goshen Coach, Supreme Corporation and Thomas. In the medium-duty urban and rural public transit market, the Company's principal competitors are Eldorado, Champion and Thomas.

    RV MARKET. In the motor home market, the Company considers its competition to be those companies building highline motor homes such as those converted by Marathon Coach, Inc., Liberty Coach, Inc., Vantare International, Inc., Country Coach, Inc. and Custom Coach Corp. These convertors build on coaches made by Prevost Car and MCI. An additional competitor, Newell Coach, Inc. is the only highline manufacturer that builds on its own chassis and body similar to the Wanderlodge. There are several other small competitors who periodically enter and exit the market.

RAW MATERIALS AND COMPONENTS

    The largest production-related expense incurred by the Company is the cost of purchased materials. In fiscal year 1998, material purchases represented approximately 72% of total production costs. The Company purchases raw materials and components from over 2,500 suppliers. Other than GM, the Company's principal chassis supplier, no one supplier accounts for more than 10% of the Company's aggregate expenditures on raw materials and/or components. Since Blue Bird does not manufacture engines and does not manufacture chassis for its Type A, Type B and Type C bus products, the cost of engines, purchased chassis and components for Company-manufactured chassis constitute the largest components of the Company's material expense.

    Because Type A and Type B bus purchasers obtain their chassis separately and look to the Company only for a bus body, chassis supply is relevant for these product lines only to the extent that it may impact the number of Type A and Type B bus bodies ultimately sold. The Company manufactures all of its Type D chassis, with the result that chassis components constitute a major portion of Type D production costs.

    The three major school bus Type C chassis manufacturers are GM, Freightliner and Navistar. Navistar is the industry leader with a market share estimated by market researchers of in excess of 65% in 1998. In late 1990, management of Blue Bird was concerned about the possibility that Ford and GM might decide to discontinue supplying Type C chassis, resulting in a situation in which Navistar might become the sole supplier of these Type C chassis and thus be in a position to exert increased influence over school bus manufacturers. Type C school buses represent approximately 57% of the total units sold by the Company. In addition, a trend toward integrated bidding (body and chassis) among school bus purchasers caused Blue Bird to consider establishing a formal relationship with a Type C chassis supplier to enhance the Company's competitive position in the Type C bus segment of the market. Blue Bird and GM entered into the GM Chassis Agreement in May 1991. The agreement can be terminated by either party on twelve months notice. As of the date of this Prospectus neither party has given notice of termination. In general, management does not believe that termination of the GM Chassis Agreement would have a material adverse effect upon the Company's operations, because management believes that chassis would be available from other suppliers. However, there can be no assurance that, given the limited number of chassis suppliers, the Company will not be materially adversely affected in its manufacturing efforts. See "Risk Factors--Limited Number of Chassis Suppliers."

    Under the terms of the GM Chassis Agreement, GM supplies its medium-duty chassis for Type C school buses to Blue Bird on an exclusive basis, and Blue Bird purchases the Type C chassis model exclusively from GM. Nothing in the GM Chassis Agreement precludes the Company from mounting its bus bodies on other makes of chassis if the chassis are purchased by Blue Bird's customers or distributors. In addition, the Company is not required to purchase a minimum number of chassis from GM under the GM Chassis Agreement. The Company believes that offering an integrated Type C product permits the

Company to offer a competitively priced product while allowing it to realize a profit on the sale of the chassis, thereby increasing the total amount of profit that the Company realizes on the sale of each unit. The Company's distributors and GM's medium-duty truck dealers participate in servicing the end user after the initial sale. This enhanced network provides the Blue Bird/ GM product with broad post-sale servicing and support.

GOVERNMENT REGULATION

    School bus manufacturers must conform to vehicle guidelines imposed by the FMVSS, as well as to state and local specifications. FMVSS regulations have in the past directly affected manufacturers of school bus bodies and chassis, as well as end-users, by altering specifications and, as a result, increasing costs.

    The most immediate issue facing the school bus industry involves more restrictive emissions standards issued by the U.S. Enviromental Protection Agency ("EPA") that went into effect in 1998. These regulations mandate certain engine changes and result in increased costs to both manufacturers and end-users of buses. Blue Bird management believes that the general public will continue to mandate improved safety standards and ongoing resolution of environmental issues beyond 1998, and thereby will generate continuing demand for new school bus models over the long term.

BACKLOG ORDERS

    As of October 31, 1998, the dollar amount of backlog orders believed by the Company to be firm totaled approximately $391 million. It is expected that all such orders will be filled during fiscal year 1999.

PATENTS, LICENSES AND TRADEMARKS

    The Company owns and maintains registrations for the Blue Bird trademark and variations thereof in 49 countries, including the United States and Canada and monitors the status of its trademark registrations to maintain them in force and to renew them as required. Management believes that the Blue Bird trademarks are valuable because of the Company's strong presence in the bus market. Accordingly, the Company seeks to eliminate any infringement thereon. The Company is not currently aware of any such infringement. In addition, the Company has obtained patent protection in the United States on two safety-related components used in its buses. One component is related to an auxiliary heat system (which patent protection will expire in 2009) and the second component is related to a window opening mechanism (which patent protection will expire in 2010). The expiration of the patent protection of these two components is not expected to have a material adverse effect on the Company's financial condition or result of operations. The Company also takes steps, including legal action, to protect its patent, trademark and trade name rights and proprietary rights respecting product design and technology when circumstances warrant such action.

SEASONALITY

    The Company's sales show seasonal variation which is typical of the general industry seasonality. A majority of the Company's sales occur in the third and fourth quarters of the fiscal year, a pattern typical for the industry. For additional data on the seasonal nature of the Company's sales, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

EMPLOYEES

    As of January 1, 1999, the Company had approximately 2,877 employees, of whom approximately 2,385 were hourly workers. Blue Bird's U.S. and Canadian employees are not represented by any collective bargaining group. Blue Bird's Mexican employees are required by local law to be members of a union. The Company historically provided a competitive wage and benefit program and has an active communications program with its employees. Blue Bird has a four-day, 10-hour-per-day work week, which management believes is viewed as a positive feature by its labor force. The Company believes that its relationship with its employees is satisfactory.

PROPERTIES

    Blue Bird owns and operates seven facilities, six of which are manufacturing facilities, in five different locations in the U.S., Canada and Mexico. In the aggregate, these plants have approximately two million square feet of production area. Blue Bird management considers all of these facilities to be state-of-the-art in the school bus manufacturing industry. All of these facilities are subject to liens in form of Bankers Trust Company, as agent for itself and other lenders, pursuant to the terms and provisions of the New Credit Agreement. See "Description of Debt Facilities."

    The table below provides summary descriptions of each of the plants.

                                                                                                 SQUARE
            PLANT                        LOCATION                        PRODUCTS                 FEET      EMPL.(A)
-----------------------------  ----------------------------  --------------------------------  ----------  -----------
Blue Bird Body Company.......  Fort Valley, Georgia          TC/2000, Q-Bus, CS, LTC-40,          843,000       1,518
                                                             parts fabrication
Service Parts................  Fort Valley, Georgia          Parts                                 80,000        N.A.(b)
Wanderlodge..................  Fort Valley, Georgia          Wanderlodge, parts fabrication       216,000         306
Blue Bird North Georgia......  LaFayette, Georgia            Conventional, TC/2000                226,000         293
Blue Bird Midwest............  Mt. Pleasant, Iowa            Conventional, Mini-Bird              227,400         299
Blue Bird Canada.............  Brantford, ON (Canada       ) TC/2000, Conventional,               270,300         331
                                                             Micro-Bird, parts fabrication
Blue Bird de Mexico..........  Monterrey, Mexico             Conventional                         118,300         130
                                                                                               ----------       -----
Total Company................                                                                   1,981,000       2,877
                                                                                               ----------       -----
                                                                                               ----------       -----

------------------------

(a) As of January 1, 1999.

(b) Included in the number of employees for Blue Bird facility in Fort Valley, Georgia.

If Blue Bird operated all of its assembly plants at "maximum capacity," defined as two eight-hour shifts per day, five days per week, 250 days per year, the Company could manufacture approximately 27,300 units per year. The Company's capacity to fabricate all of the parts needs to build the buses is a constraint as the Company's present fabrication facilities have the capacity to support the production of approximately 25,000 units per year. With an investment of approximately $2.5 million in additional equipment, Blue Bird's fabrication capacity could support approximately 28,500 units per year.

ENVIRONMENTAL MATTERS

    The Company's operations and properties are subject to numerous federal, state, local and international laws and regulations, including those governing the use, storage, handling, transportation, generation, treatment, emission, release, discharge and disposal of certain materials, substances and wastes (collectively, "Hazardous Materials"), the remediation of contaminated soil and groundwater, and the health and safety of employees (collectively, "Environmental Laws"). Violation of such Environmental Laws, even if inadvertent, could have an adverse impact on the operations, business or financial results of the Company. As such, the nature of the Company's operations exposes it to the risk of claims with respect to such matters and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims.

    The Company maintains an inactive landfill site at its Fort Valley, Georgia, location which is subject to regulation pursuant to the U.S. Resource Conservation and Recovery Act, as amended ("RCRA"). RCRA is administered in Georgia by the Environmental Protection Division of the Georgia Department of Natural Resources ("EPD"). The Company has closed its Fort Valley landfill site pursuant to a permit from the EPD that contains certain conditions, including 30-year post-closure groundwater monitoring. In connection with such permit, the Company maintains a letter of credit to cover the expected cost of monitoring over the life of the monitoring requirement. The Company currently estimates post-closure costs for the site at $456,000. The Company's estimate of post-closure costs is subject to periodic adjustment based on EPD regulations.

    Monitoring by the Company has detected increased levels of solvents in groundwater near its Fort Valley site, and the Company has so advised the EPD. Continued monitoring and testing is required to ascertain the source of these solvents. If it is determined that the Company's landfill is the source of such solvents, corrective action will be required. The Company believes that the cost of any corrective action that might be required will not be material to its results of operations or financial condition.

    The Company has discovered petroleum contamination on a portion of its Fort Valley facility leased to the Fort Valley Utilities Commission (the "Utilities Commission"). The contamination apparently originated from underground storage tanks operated by the Utilities Commission in connection with an electrical generating facility. The Utilities Commission has reported the contamination to EPD and is financing site investigation and cleanup.

    The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"), and similar state laws provide for responses to and strict liability for releases of certain Hazardous Materials into the environment. These obligations are imposed on certain potentially responsible parties ("PRPs"), including any person who arranged for the treatment or disposal of Hazardous Materials at a facility. Generally, liability to the government under CERCLA is joint and several. The Company has been named a PRP at the Des Moines barrel and drum site in Des Moines, Iowa, the Seaboard chemical site in Jamestown, North Carolina and the Four County Landfill in DeLong, Indiana. In each instance, the Company is considered a DE MINIMIS PRP. In 1993, the Company settled its liability for cleanup costs at the Des Moines barrel and drum site for $5,250. The settlement contains a re-opener provision in the event future cleanup costs are required, but the Company is not aware of any anticipated cleanup costs in addition to those covered in the settlement agreement. In 1995, the Company executed an administrative Order on Consent among the North Carolina Department of Environment, Health and Natural Resources, the Seaboard PRP Group II, and the City of High Point, North Carolina, covering the investigation of cleanup alternatives at the Seaboard chemical site. The Company anticipates that it will have the opportunity to enter into a DE MINIMIS buy-out relating to cleanup costs within the next two years, which buyout is expected to provide a release from any further CERCLA liability in connection with the Seaboard site. Although the cost of such buyout is not currently known, it is not expected to be material.

    In December, 1998, the Company received correspondence from the Four County Landfill PRP Group (the "PRP Group") demanding that the Company provide reimbusement in the amount of $20,208.00 for certain past soil remediation costs. The PRP Group also demanded that the Company agree to fund a portion of future studies to determine the extent of groundwater contamination at the Four County Landfill. The Company is currently evaluating the merits of these claims. If the claims are found to be meritorious, it is not expected that any resulting costs to the Company will be material.

    Based upon its experience to date, the Company believes that the future cost of compliance with existing Environmental Laws, and liability for known environmental claims pursuant to such Environmental Laws, will not have a material effect on the Company's capital expenditures, earnings or competitive position. However, future events, such as new information, changes in existing Environmental Laws or their interpretation, and more vigorous enforcement policies of regulatory agencies, may give rise to additional expenditures or liabilities that could be material.

LEGAL PROCEEDINGS

    Blue Bird currently is a defendant in approximately 28 product liability suits. The Company aggressively defends product liability cases and insists that component manufacturers and chassis manufacturers such as GM and Navistar and smaller parts suppliers stand behind their portions of the product by either asserting a breach of warranty claim against such supplier or manufacturer, or claiming a right of indemnification for such supplier or manufacturer pursuant to the terms of the Company's standard purchase order agreements or the relevant supplier agreement. The Company manufactures certain components itself and assembles the various components into the completed vehicle, which may give rise to independent liabilities. Moreover, the Company's manufacture of chassis for its Type D school buses may expose the Company to liability associated with such chassis. The amount of product liability insurance that the Company has in place has varied significantly from year to year. The Company's policies generally provide that the Company is responsible for the costs of defending product liability claims, although Blue Bird's recent insurance plan has included some participation by insurers in such costs at certain levels.

    As of the date of this Prospectus, neither the outcome of the Company's pending product liability cases nor the amounts of any company liabilities related to these cases are known. The Company's insurance coverage for occurrences in each of the past several years has been $25 million in excess of a $2 million deductible (exclusive of excess liability coverage). There is no certainty that the currently available coverage will remain available to the Company in the future or at all, that future rate increases might not make such insurance economically impractical for the Company to maintain, that current deductible levels will be maintained, or that the Company's insurers will be financially viable if and when payment of a claim is required.

    In addition, the statute of limitations for injuries to minor children (which varies between one and six years, depending on the state) does not generally begin to run until the child reaches majority; therefore, there may be potential claims of which Blue Bird is not aware (or accidents of which Blue Bird was aware, but which did not produce any lawsuit) involving accidents going back for a number of years. In the ordinary course of events, Blue Bird believes that it receives notice of most potential claims within a reasonable time of the occurrence, but there can be no assurance that Blue Bird is aware of all such potential claims.

    Management believes that, considering, among other things, the Company's insurance coverage, the ultimate resolution of these matters will not have a material adverse impact on the Company's financial position or results of operations, and that any losses and expenses (including defense costs) resulting from product liability claims will be within the applicable insurance coverage. However, there can be no assurance that this will be true or that the amount of losses and expenses relating to any claim or claims will not have a material adverse effect on the Company.

    Several owners of motor homes made by Blue Bird have asserted claims under state laws addressing new vehicle defects. Such claims typically seek a refund of the purchase price of the vehicle. Management believes that the resolution of such claims, which are not insured, will not have a material effect on the Company.

    The Company has sued one of its suppliers of power trains. The suit charges defective, late and undelivered power trains. The supplier has counterclaimed, alleging default by the Company in its obligations. Management believes that the outcome of the litigation will not have a material adverse effect on the Company; however, there can be no assurance that the amount of expense of pursuing the claim or the losses or expenses relating to the defense of the counterclaim will not have a material adverse effect on the Company.

    Blue Bird, like other vehicle manufacturers, is also subject to recalls of its products in the event of manufacturing defects or non-compliance with applicable regulatory standards. Such recalls can engender claims. During 1997, the National Highway Traffic Safety Administration ("NHTSA") tested a Blue Bird Type D (as herein defined) model which failed crash tests when fuel tanks were punctured upon impact. During 1998, the Company recalled the affected models as a result of the NHTSA's noncompliance determination and made the repairs required to bring the vehicle into compliance. A reserve for the cost of such repairs, which were not material, was established during fiscal 1997.

                             AVAILABLE INFORMATION

    The Company and BBC have jointly filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Exchange Notes being offered hereby and the related BBC Guarantee (as defined herein). This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company, BBC, the Exchange Notes and the related BBC Guarantee offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and, where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions in such exhibit, to which reference is hereby made. Copies of the Registration Statement may be examined without charge at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the web site (http://www.sec.gov.) maintained by the Commission and at the Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any portion of the Registration Statement can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

    Upon the effectiveness of the Registration Statement, the Company became subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, will file periodic reports and other information with the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of any material so filed can be obtained from the Public Reference Section of the Commission, upon payment of certain fees prescribed by the Commission. In addition, pursuant to the Indenture (as defined herein) covering the Notes, the Company has agreed to file with the Commission and provide to the holders of the Notes the annual reports and the information, documents and other reports otherwise required pursuant to Section 13 of the Exchange Act. Such requirements may be satisfied through the filing and provision of such documents and reports which would otherwise be required pursuant to Section 13 in respect of the Company.

    So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it is required to furnish the information required to be filed to the Commission to (i) the Trustee (as defined herein) and (ii) the holders of the Notes. The Company has agreed that, even if it is not required under the Exchange Act to furnish such information to the Commission, it will nonetheless continue to furnish such information that would be required to be furnished by the Company by Section 13 of the Exchange Act to the Trustee and the holders of the Notes as if they were subject to such periodic reporting requirements.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information concerning the persons who are executive officers and directors of the Company and BBC as of October 31, 1998; all information is provided as of such date:

NAME                                                       AGE                     POSITION AND EXPERIENCE
-----------------------------------------------------      ---      -----------------------------------------------------

Paul E. Glaske.......................................          65   Chairman of the Board and President of the Company
                                                                    and BBC; director of the Company and BBC. At the time
                                                                    the 1992 Acquisition was consummated (the "Effective
                                                                    Time"), Mr. Glaske was appointed Chairman of the
                                                                    Board and President of the Company and BBC and a
                                                                    director of BBC. Mr. Glaske has served as President
                                                                    of the Company since 1986 and a director of the
                                                                    Company since 1984. He is also a director of
                                                                    Borg-Warner Automotive, Inc.

Bobby G. Wallace.....................................          64   Vice President--Finance and Administration, Treasurer
                                                                    and Secretary of the Company; Vice President,
                                                                    Treasurer and Secretary of BBC; director of the
                                                                    Company and BBC. At the Effective Time, Mr. Wallace
                                                                    was appointed to his current positions with the
                                                                    Company and BBC. Mr. Wallace has served as the Vice
                                                                    President-- Finance and Administration of the Company
                                                                    since 1987. In 1986, he was named Vice
                                                                    President--Controller.

James H. Grantham....................................          57   Vice President--Manufacturing of the Company. In
                                                                    1990, Mr. Grantham was promoted to his current
                                                                    position. In 1988, he was named Vice
                                                                    President--Materials, and, in 1987, became Vice
                                                                    President--Canadian Operations. In 1983, he became
                                                                    General Manager of Blue Bird's plant in Lafayette,
                                                                    Georgia, a promotion from his former position of
                                                                    Production Manager of such plant. Mr. Grantham joined
                                                                    Blue Bird in 1965.

Richard E. Maddox....................................          46   Vice President--Sales of the Company. In 1990, Mr.
                                                                    Maddox was promoted to his current position from his
                                                                    prior position of Director-- U.S. Sales, to which he
                                                                    was appointed in 1988. In 1986, he was named
                                                                    Manager--U.S. Sales, and, in 1982, he was appointed
                                                                    Manager--Field Sales. Mr. Maddox joined Blue Bird in
                                                                    1974 and has held various positions in sales since
                                                                    that time.

William T. Gourley...................................          53   Vice President--Controller of the Company. In 1996,
                                                                    Mr. Gourley was promoted to his current position from
                                                                    his prior position of Corporate

                                                                    Controller, to which he was appointed in 1992. Mr.
                                                                    Gourley joined Blue Bird in 1976 and has held various
                                                                    positions in finance since that time.

Gerald S. Armstrong..................................          55   Director of the Company and BBC. Mr. Armstrong served
                                                                    as Vice President, Treasurer and Secretary of BBC
                                                                    prior to the 1992 Acquisition. Mr. Armstrong is the
                                                                    Managing Partner of Arena Capital Partners, Inc., a
                                                                    private investment firm that he established in 1998.
                                                                    Prior thereto, he was a Partner and a director of
                                                                    Stonington Partners, Inc., a private investment firm,
                                                                    from 1993 until 1997. He has also been a member of
                                                                    the Board of Directors of Merrill Lynch Capitol
                                                                    Partners, Inc. ("MLCP"), an affiliate of Merrill
                                                                    Lynch since 1988. He was a Partner of MLCP from 1993
                                                                    to July 1994 and an Executive Vice President of MLCP
                                                                    from 1988 to 1994. MLCP is the general partner of
                                                                    several limited partnerships which indirectly own
                                                                    shares of BBC Common Stock. Mr. Armstrong was also a
                                                                    Managing Director of the Investment Banking Division
                                                                    of Merrill Lynch from 1988 to 1994. Mr. Armstrong is
                                                                    also a director of AnnTaylor Stores Corporation and
                                                                    World Color Press, Inc.

Alexis P. Michas.....................................          40   Director of the Company and BBC. Mr. Michas served as
                                                                    Chairman of the Board and President of BBC from its
                                                                    inception until the Effective Time. Mr. Michas is a
                                                                    Managing Partner and a director of Stonington
                                                                    Partners, Inc., a private investment firm, a position
                                                                    that he has held since 1993. He has also been a
                                                                    member of the Board of Directors of MLCP since 1989.
                                                                    He was a Partner of MLCP from 1993 to 1994 and Senior
                                                                    Vice President of MLCP from 1989 to 1993. MLCP is the
                                                                    general partner of several limited partnerships which
                                                                    indirectly own shares of BBC Common Stock. Mr. Michas
                                                                    was also a Managing Director of the Investment
                                                                    Banking Division of Merrill Lynch from 1991 to July
                                                                    1994 and a director in the Investment Banking
                                                                    Division of Merrill Lynch from 1990 to 1991. Mr.
                                                                    Michas is also a Director of Borg-Warner Automotive,
                                                                    Inc., Borg-Warner Security Corporation, Dictaphone
                                                                    Corporation, Goss Graphic Systems, Inc., and Packard
                                                                    BioScience Company.

A. Clark Daugherty...................................          75   Director of the Company and BBC. Mr. Daugherty served
                                                                    as a director of Blue Bird prior to the 1992
                                                                    Acquisition. Mr. Daugherty was

                                                                    Chairman of Duracell International, Inc., a
                                                                    manufacturer of premium batteries, and Executive Vice
                                                                    President of Dart Industries, Inc., a maker of
                                                                    consumer products and chemical specialties, as well
                                                                    as a director of both companies, until his retirement
                                                                    on January 1, 1995. Mr. Daugherty is also a director
                                                                    of A. Duda and Sons, Inc., Atlantic Acquaculture
                                                                    Technologies, Inc., Goss Graphic Systems, Inc. and
                                                                    GGS Holdings, Inc.

Donald C. Trauscht...................................          64   Director of the Company and BBC. Mr. Trauscht was
                                                                    elected to the Board of Directors in December 1993.
                                                                    Since January 1996, Mr. Trauscht has been Chairman of
                                                                    BW Capital Corp., a private investment company. From
                                                                    February 1993 to December 1995, he was Chairman and
                                                                    Chief Executive Officer of Borg-Warner Security
                                                                    Corporation, an electronic and physical security
                                                                    company. From December 1991 to January 1993, he was
                                                                    Chairman and Chief Executive Officer of Borg-Warner
                                                                    Corporation, a diversified corporation. Prior to
                                                                    December 1991, he was President of Borg-Warner
                                                                    Corporation and held various other executive
                                                                    positions since 1967. He is currently a director of
                                                                    Baker Hughes Inc., Thiokol Corp., IMO Industries,
                                                                    Inc., Borg-Warner Automotive, Inc., Borg-Warner
                                                                    Security Corporation, ESCO Electronics Corp. and
                                                                    Hydac International Corp.

    Each director of the Company and BBC is elected annually and serves until the next annual meeting or until his successor is duly elected and qualified. Each executive officer of the Company and BBC serves at the discretion of the Boards of Directors of the Company and BBC, respectively.

EXECUTIVE COMPENSATION

    SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION. The following table sets forth, for fiscal years 1998, 1997 and 1996, the cash compensation paid by BBC and its subsidiaries, as well as certain other compensation paid or accrued for fiscal years 1998, 1997 and 1996, to each of the five most highly compensated executive officers of BBC (considering Messrs. Grantham, Maddox and Gourley, Vice Presidents of the Company, to be executive officers of BBC) (collectively, the "named executive officers") in all capacities in which they served:

                           SUMMARY COMPENSATION TABLE

                                                                                                   LONG TERM
                                                                                                 COMPENSATION
                                                                                                    AWARDS
                                                                                                 -------------
                                                                          ANNUAL COMPENSATION     SECURITIES
                                                              FISCAL     ----------------------   UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION                                    YEAR      SALARY (A)    BONUS        OPTIONS     COMPENSATION
----------------------------------------------------------  -----------  ----------  ----------  -------------  -------------

Paul E. Glaske............................................        1998   $  578,602  $  497,427                  $  24,128(b)
Chairman of the Board and President and Director                  1997      544,709     500,000       --         $  23,933(c)
                                                                  1996      506,410     438,485       --            20,203(d)

Bobby G. Wallace..........................................        1998      339,600     225,250       --             5,280(b)
Vice President--Finance and Admin.,                               1997      312,983     225,600      40,000(e)       4,750(f)
Treasurer, Secretary and Director                                 1996      289,094     196,746       --             4,500(f)

James H. Grantham.........................................        1998      219,273     146,413       --             5,280(b)
Vice President--Manufacturing of the Company                      1997      201,648     144,000       --             4,750(f)
                                                                  1996      185,847     127,732       --             4,500(f)

Richard E. Maddox.........................................        1998      200,099     131,396       --             5,280(b)
Vice President--Sales of the Company                              1997      177,857     130,400       --             5,124(f)
                                                                  1996      164,997     115,150       --             5,196(f)

William T. Gourley........................................        1998      141,914      45,050       --             5,280(b)
Vice President--Controller of the Company                         1997      135,308      41,760       --             6,110(f)
                                                                  1996      111,762      38,434       --             4,346(f)

------------------------

(a) Includes amounts deferred at the election of the named executive officer pursuant to the Company's 401(k) plan. Employees may contribute up to 15% of their salaries to the 401(k) plan on a pre-tax basis, not to exceed $10,000 in 1998, $9,500 in 1997 and $9,500 in 1996.

(b) Represents life and disability insurance premiums of $18,848 paid by the Company on behalf of Mr. Glaske and the Company's matching contribution under its 401(k) Plan of 55% of the first 6% of each participant's pre-tax contribution for 1998, up to a maximum of $5,280 per participant.

(c) Represents life and disability insurance premiums of $19,183 paid by the Company on behalf of Mr. Glaske. Under the 401(k) plan, the Company makes matching contributions equal to 50% of the first 6% of each participant's pre-tax contribution for 1997.

(d) Represents life and disability insurance premiums of $15,703 paid by the Company on behalf of Mr. Glaske. Under the 401(k) plan, the Company makes matching contributions equal to 50% of the first 6% of each participant's pre-tax contribution for 1996.

(e) In 1997, Mr. Wallace was granted an option to purchase 40,000 shares of BBC Common Stock.

(f) The amounts shown represent matching contributions to the Company's 401(k) plan made by the Company on behalf of the named executive officer. Under the 401(k) plan, the Company makes matching contributions equal to 50% of the first 6% of each participant's pre-tax contribution.

    STOCK OPTIONS AND STOCK APPRECIATION RIGHTS. No stock options were granted by the Company during fiscal year 1998 to any of the named executives.

    OPTION/SAR EXERCISES AND HOLDINGS. The following table sets forth information with respect to the named executive officers concerning the exercise of options held by such executives during 1998.

            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                       FISCAL YEAR-END OPTION/SAR VALUES

                                                                                        NUMBER OF            VALUE OF
                                                                                       SECURITIES           UNEXERCISED
                                                                                       UNDERLYING          IN-THE-MONEY
                                                                                       UNEXERCISED        OPTIONS/SARS AT
                                                           SHARES                     OPTIONS/SARS        FISCAL YEAR-END
                                                         ACQUIRED ON     VALUE      -----------------  ---------------------
                                                          EXERCISE    REALIZED ($)    EXERCISABLE/         EXERCISABLE/
NAME                                                         (#)          (A)         UNEXERCISABLE        UNEXERCISABLE
-------------------------------------------------------  -----------  ------------  -----------------  ---------------------

Paul E. Glaske.........................................     350,000   $  9,600,500            0/0                  0/0

Bobby G. Wallace.......................................     100,000      2,743,000            0/0                  0/0

James H. Grantham......................................      80,000      2,194,400            0/0                  0/0

Richard E. Maddox......................................      80,000      2,194,400            0/0                  0/0

William T. Gourley.....................................      20,000        548,600            0/0                  0/0

------------------------

(a) Computed using net proceeds value of $27.43 per share at October 31, 1998, determined by formula in the Blue Bird Corporation Management Stock Option Plan (the "Management Stock Option Plan").

    During 1998, all outstanding stock options held by the named executives and all executives and employees of the Company were exercised. As of October 31, 1998, no options under the Management Stock Option Plan were outstanding or available for issuance.

    PENSION PLANS. Blue Bird maintains a qualified defined benefit pension plan (the "Pension Plan") which covers all U.S. salaried employees. Benefits are determined under a formula (which is integrated with Social Security) calculated with reference to an employee's five-year final average earnings and such employee's years of service. The amount of estimated annual benefits payable under the Pension Plan based upon various levels of compensation and years of service, determined before application of the limitations imposed by Sections 401(a)(17) and 415 of the Internal Revenue Code of 1986, as amended (the "Code"), is set forth below:

                               PENSION PLAN TABLE

 FINAL FIVE                              YEARS OF SERVICE
 YEAR ANNUAL   --------------------------------------------------------------------
COMPENSATION        15            20            25            30            35
-------------  ------------  ------------  ------------  ------------  ------------
 $   125,000   $     29,445  $     39,260  $     49,075  $     58,890  $     58,890
     150,000         35,820        47,760        59,700        71,640        71,640
     175,000         42,195*       56,260*       70,325*       84,390*       84,390*
     200,000         48,570*       64,760*       80,950*       97,140*       97,140*
     225,000         54,945*       73,260*       91,575*      109,890*      109,890*
     250,000         61,320*       81,760*      102,200*      122,640*      122,640*
     300,000         74,070*       98,760*      123,450*      148,140*      148,140*
     400,000         99,570*      132,760*      165,950*      199,140*      199,140*
     500,000        125,070*      166,760*      208,450*      250,140*      250,140*
   1,000,000        252,570*      336,760*      420,950*      505,140*      505,140*
   2,000,000        507,570*      676,760*      846,950*    1,015,140*    1,015,140*
   4,000,000      1,017,570*    1,356,760*    1,695,950*    2,035,140*    2,035,140*

------------------------

* Determined before application of current limitations of Sections 401(a)(17) and 415 of the Code.

    Compensation covered by the Pension Plan is limited to gross wages reported on Form W-2. Such covered compensation includes all compensation reported in the Summary Compensation Table (other than amounts representing Company matching contributions to the 401(k) plan) plus the value, if any, realized upon the exercise of SARs in connection with the 1992 Acquisition. The covered compensation for Messrs. Glaske, Wallace, Grantham, Maddox and Gourley does not differ by more than 10% from that set forth in the Summary Compensation Table. The estimated credited years of service for each of the named executive officers is as follows: Mr. Glaske (12 years), Mr. Wallace (12 years), Mr. Grantham (30 years), Mr. Maddox (24 years) and Mr. Gourley (22 years). Benefits from the Pension Plan, which are integrated with Social Security but are not offset by any other amounts, are payable in the form of a straight life annuity or, in the case of married participants, an actuarially equivalent joint and survivor annuity.

    In addition, Blue Bird adopted a non-qualified supplemental retirement plan (the "SERP") effective January 1, 1991 for selected executive officers to restore the cutback in benefits under the Pension Plan on account of certain limitations imposed by Code Sections 401(a)(17) and 415. The SERP provides a lump sum payout upon retirement.

COMPENSATION OF DIRECTORS

    Two of the four non-employee directors of the Company and BBC receive annual retainers of $24,000 and meeting fees of $1,500 per meeting for up to four meetings per year for services as directors of the Company and BBC. The remaining directors of the Company and BBC do not receive compensation for their services as directors and none of the directors of the Company and BBC receive compensation for their services as members of the committees of the Boards of Directors of the Company and BBC.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
  ARRANGEMENTS

    Mr. Glaske's current employment agreement with the Company provides for a three-year term with an annual base salary of $625,000, plus participation in an incentive bonus program, the SERP and other employee benefit plans sponsored by the Company. If Mr. Glaske's employment is terminated by the Company without good cause or by Mr. Glaske for good reason (as such terms are defined in the employment agreement), the Company's obligation for the duration of the employment agreement for salary, employee benefits, supplemental benefits and various perquisites shall continue without mitigation. Under the terms of the employment agreement, Mr. Glaske agrees not to disclose confidential information for so long a such information remains competitively sensitive. During the term of the employment agreement and for three years after its termination, Mr. Glaske agrees not to render services to, or have greater than a 2% equity interest in, any business which is competitive with the Company. Mr. Glaske's employment agreement does not contain any change of control provisions.

    Mr. Wallace's employment agreement with the Company provides for a one-year term, renewable annually, with an annual base salary of $375,000, plus participation in an incentive bonus program, the SERP and other employee benefit plans sponsored by the Company. The employment agreement may be terminated by either party at the end of any given 12-month period. Under the terms of the employment agreement, Mr. Wallace agrees not to disclose confidential information for so long as such information remains competitively sensitive. During the term of the employment agreement and for three years after its termination, Mr. Wallace agrees not to render services to, or have greater than a 2% equity interest in, any business which is competitive with the Company. Mr. Wallace's employment agreement does not contain any change of control provisions.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The members of the compensation committees of the Company's and BBC's Boards of Directors during fiscal year 1998 were Messrs. Michas, Armstrong and Daugherty. During such time, Mr. Glaske served as the Chairman of the Board and President of the Company and BBC.

    The Stockholders' Agreement provides that in the event that Messrs. Armstrong, Michas, Glaske and Wallace are unwilling or unable to serve, or otherwise cease to serve, as directors of BBC, affiliates of MLCP (the "ML Entities") shall be entitled to fill the resulting vacancies on the Board of Directors. In addition, the Stockholders' Agreement provides that the ML Entities are entitled to nominate successors for all BBC directors and that the stockholders of BBC will cooperate in any removal of directors proposed by the ML Entities.

    At the time of the 1992 Acquisition, Messrs. Armstrong and Michas were each executive officers of MLCP and Managing Directors of Merrill Lynch. MLCP is an affiliate of Merrill Lynch. In connection with the 1992 Acquisition, Merrill Lynch served as placement agent for the Old Notes and BBC issued 7,700,000 shares of BBC Common Stock (or approximately 91% of the BBC Common Stock outstanding as of the Effective Time) to the ML Entities.

                           OWNERSHIP OF CAPITAL STOCK

    The Blue Bird Common Stock is the only class of capital stock that the Company has outstanding. BBC owns 10 shares, which represent 100% of the issued and outstanding shares of the Company's common stock. The BBC Common Stock is the only class of capital stock of BBC outstanding. The issued and outstanding number of shares of BBC Common Stock is 9,204,778. The following table sets forth the number and percentage of shares of BBC Common Stock beneficially owned by (i) each person known to BBC to be the beneficial owner of more than 5% of the outstanding shares of BBC Common Stock, (ii) each director of BBC, (iii) each named executive officer, and (iv) all directors and executive officers of BBC as a group. Unless otherwise indicated in a footnote, each person listed below possesses sole voting and investment power with respect to the shares indicated as beneficially owned by them. The ML Entities, Management Investors and BBC are parties to a stockholders' agreement described under "Certain Relationships and Related Transactions."

                                                                                 AMOUNT AND
                                                                                   NATURE
                                                                                     OF         PERCENTAGE OF
NAME AND ADDRESS OF                                                              BENEFICIAL     SHARES OF BBC
BENEFICIAL OWNER                                                                 OWNERSHIP*    COMMON STOCK**
-------------------------------------------------------------------------------  -----------  -----------------

ML Entities(a).................................................................   7,665,000            90.9%

Paul E. Glaske(b)..............................................................     580,557             6.6%
Blue Bird Body Company
3920 Arkwright Road
Macon, Georgia 31210

Bobby G. Wallace(b)............................................................     170,000             2.0%
Blue Bird Body Company
3920 Arkwright Road
Macon, Georgia 31210

James H. Grantham(b)...........................................................     160,000             1.9%
Blue Bird Body Company
3920 Arkwright Road
Macon, Georgia 31210

Richard E. Maddox(b)...........................................................     160,000             1.9%
Blue Bird Body Company
3920 Arkwright Road
Macon, Georgia 31210

William T. Gourley(b)..........................................................      40,000             0.5%
Blue Bird Body Company
3920 Arkwright Road
Macon, Georgia 31210

Donald C. Trauscht(b)..........................................................       4,778             0.1%
BW Capital Corporation
200 South Michigan Avenue
Chicago, Illinois 60604

A. Clark Daugherty(b)..........................................................      25,000             0.3%
321 Indian Harbor Road
Vero Beach, Florida 32963

                                                                                 AMOUNT AND
                                                                                   NATURE
                                                                                     OF         PERCENTAGE OF
NAME AND ADDRESS OF                                                              BENEFICIAL     SHARES OF BBC
BENEFICIAL OWNER                                                                 OWNERSHIP*    COMMON STOCK**
-------------------------------------------------------------------------------  -----------  -----------------
Gerald S. Armstrong (c)........................................................           0          --
Stonington Partners, Inc.
767 Fifth Avenue
New York, New York 10153

Alexis P. Michas (c)...........................................................           0          --
Stonington Partners, Inc.
767 Fifth Avenue
New York, New York 10153

All directors and executive officers as a group (9 persons)....................   1,140,335(d)          12.6%

------------------------

*   Unless otherwise indicated, all such ownership is direct.

**  Calculated in accordance with Rule 13d-3 under the Exchange Act.

(a) Shares of BBC Common Stock beneficially owned by the ML Entities are owned of record as follows: 3,740,188 by Merrill Lynch Capital Appreciation Partnership No. B-XV, L.P., 2,370,278 by ML Offshore LBO Partnership No. B-XV, 1,300,619 by ML IBK Positions, Inc., 42,500 by Merrill Lynch KECALP L.P. 1989, 150,000 by Merrill Lynch KECALP L.P. 1991 and 61,415 by MLCP Associates L.P. No. II. The address for the ML Entities other than ML Offshore LBO Partnership No. B-XV is 225 Liberty Street, World Financial Center--South Tower, New York, New York 10080. The address for ML Offshore LBO Partnership No. B-XV is P.O. Box 25, Roseneath, The Grange, St. Peter Port, Guernsey Channel Island, British Isles. Each entity disclaims beneficial ownership of the shares not owned of record by it.

(b) Messrs. Glaske and Wallace are directors and executive officers of the Company and BBC. Messrs. Grantham, Maddox and Gourley are executive officers of the Company who perform policy making functions for BBC and are therefore deemed executive officers of BBC. Messrs. Trauscht and Daugherty are directors of the Company and BBC.

(c) Messrs. Armstrong and Michas are directors of the Company, BBC and MLCP. Messrs. Armstrong and Michas are limited partners of the general partner ("LBO") of Merrill Lynch Capital Appreciation Partnership No. B-XV, L.P. and ML Offshore LBO Partnership No. B-XV. MLCP is the general partner of LBO. Messrs. Armstrong and Michas each disclaims beneficial ownership of shares beneficially owned by the ML Entities.

(d) Does not include any shares beneficially owned by the ML Entities.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Merrill Lynch, one of the Initial Purchasers, is an affiliate of the Company and BBC. Two of the directors of the Company and BBC are partners and directors of Stonington Partners, Inc. and act as consultants to MLCP.

    The Management Investors' purchase of BBC Common Stock in connection with the 1992 Acquisition was funded through a combination of (i) $200,000 in cash,
(ii) the rollover of approximately $3.65 million of SARs on a pre-tax basis, and
(iii) nonrecourse promissory notes of the Management Investors (the "Management Notes") in an aggregate principal amount of $4.15 million. Cash distributions received in respect of the shares of BBC Common Stock purchased with the proceeds of borrowings under the Management Notes were required to be applied toward repayment of such notes. The Management Notes were repaid as a result of the Recapitalization.

    Pursuant to the terms of the Stockholders' Agreement entered into on April 15, 1992 by BBC, the Management Investors and the ML Entities (the "Stockholders' Agreement"), all shares of BBC Common Stock purchased at the closing of the 1992 Acquisition by the Management Investors and issued upon exercise of options are subject to certain restrictions on transfer and certain put and call arrangements in the event that the holder of such shares terminates his employment with BBC or any of its subsidiaries.

    Management Investors will have the right to require BBC to purchase their shares and options in the event of death, disability, retirement or involuntary termination for a fair value price determined pursuant to a formula based upon a multiple of BBC's earnings before interest and taxes. BBC will have the right to require a Management Investor to sell such Management Investor's shares and options if such Management Investor's employment terminates at prices determined by formulas varying under different circumstances, but in no event will such price be higher than the greater of the initial purchase price and the fair value price. Payments under the puts and calls are subject to certain restrictions under the New Credit Agreement and the Indenture, as applicable.

    The Stockholders' Agreement also provides that in the event that Messrs. Armstrong, Michas, Glaske and Wallace are unwilling or unable to serve, or otherwise cease to serve, as directors of BBC, then the ML Entities shall be entitled to fill the resulting vacancies on the Board of Directors of BBC. In addition, the Stockholders' Agreement provides that the ML Entities are entitled to nominate successors to all BBC directors and that the stockholders of BBC will cooperate in any removal of directors proposed by the ML Entities.

    For certain other information concerning the relationships between the Initial Purchasers and Merrill Lynch and the Company, see "Plan of Distribution."

                         DESCRIPTION OF DEBT FACILITIES

SENIOR BANK FINANCING

    In connection with the Recapitalization, the Company and BBC entered into the New Credit Agreement, which provides senior bank financing in the maximum aggregate principal amount of up to $255 million. The Company is the borrower under the New Credit Agreement.

    Under the New Credit Agreement, the Agent Banks (as defined herein) have provided senior bank financing of up to $255 million pursuant to three facilities. These facilities, which are described below, are hereinafter referred to as the "Senior Bank Facility." Borrowings under the Senior Bank Facility are hereinafter referred to as "Loans." The New Credit Agreement provides that the Agent Banks may syndicate the Senior Bank Facility to other lenders (the Agent Banks, together with any such lenders, will hereinafter be referred to as the "Banks").

    The following is a summary description of certain provisions of the New Credit Agreement:

    THE SENIOR BANK FACILITY. The New Credit Agreement provides a six-year term loan facility (the "Tranche A Term Facility") in an aggregate principal amount of $100 million and a seven-year term loan facility (the "Tranche B Term Facility" and, together with the Tranche A Term Facility, the "Term Facilities") in an aggregate principal amount of $75 million. As part of the Recapitalization, the Term Facilities were used, among other things, to (i) finance the purchase of the Old Notes, (ii) refinance the Existing Credit Agreement, (iii) make the Distribution and (iv) pay certain fees and expenses in connection with the Recapitalization. The Tranche A Term Facility matures on November 19, 2002 with the first quarterly installment due on May 19, 1997. The Tranche B Term Facility matures on November 19, 2003 with the first installment due on February 19, 1997. The Term Facilities will be repaid in quarterly installments in the following aggregate annual amounts:

FISCAL YEAR                                                                 AMOUNT TO BE REPAID
-------------------------------------------------------------------------  ---------------------
                                                                           (DOLLARS IN MILLIONS)
1999.....................................................................             16.8
2000.....................................................................             20.8
2001.....................................................................             22.8
2002.....................................................................             20.9
2003.....................................................................             70.5

    The New Credit Agreement also provides for a working capital facility (the "Revolving Facility") of up to $80 million to be used for working capital requirements and other general corporate purposes. The maximum amount available under the Revolving Facility is based on the Borrowing Base. The Revolving Facility includes a subfacility for the issuance of letters of credit in a maximum aggregate of $20,000,000. The New Credit Agreement requires that for 30 consecutive days, at any time, during each 12-month period, borrowings under the Revolving Facility shall not exceed $15,000,000. The Revolving Facility will terminate on November 15, 2002 or upon the repayment of borrowings under the Term Facilities.

    INTEREST PAYMENTS. Interest on Loans under the Senior Bank Facility is payable at one of the following rates, at the Company's option: (i) with respect to Loans under the Revolving Facility and the Tranche A Term Facility, (a) the Base Rate (as defined in the New Credit Agreement) plus 1.50% PER ANNUM or (b) the Adjusted Eurodollar Rate (as defined in the New Credit Agreement) plus 2.50% PER ANNUM, available for one-, two-, three-, six-, and, if available, in the discretion of Banks, nine-month periods and (ii) with respect to Loans under the Tranche B Term Facility, (a) the Base Rate plus 2.00% PER ANNUM or (b) the Adjusted Eurodollar Rate plus 3.00% PER ANNUM, available for one-, two-, three-, six-, and, if available, in the discretion of Banks, nine-month periods; PROVIDED that the applicable rates may be reduced from time to time upon satisfaction of leverage and interest coverage tests to be set forth in the New Credit

Agreement. Interest is payable quarterly with respect to Loans bearing interest based on the Base Rate and on the last day of selected interest periods (and at the end of every three months, in the case of interest periods of longer than three months) with respect to Loans bearing interest based on the Adjusted Eurodollar Rate and, in each case, upon pre-payment. Interest on Loans is payable in arrears and computed on the basis of a 360-day year.

    PREPAYMENTS. The New Credit Agreement requires prepayment of the Loans in amounts equal to (i) the net cash proceeds of certain asset sales with cash proceeds in excess of the amount specified in the New Credit Agreement, (ii) the net cash proceeds from the issuance or sale of equity or debt of the Company or BBC other than the sale of BBC Common Stock to the Company's management in the ordinary course of business, (iii) the value of surplus assets for a pension plan returned to BBC or any of its subsidiaries, net of transaction costs (including taxes payable thereon) incurred in obtaining any such return and (iv) the amount necessary to reduce borrowings and letters of credit issued under the Revolving Facility to a level commensurate with the Company's Borrowing Base. Such mandatory prepayments will be applied first to pay interest on the principal amount so prepaid, second to pay down scheduled repayments of principal in reverse order of maturity under the Term Facility and third to permanently prepay and reduce the Revolving Facility commitment. Prepayments of the Term Facilities will be PRO RATA based on the outstanding principal amounts of the Term Facilities; PROVIDED that prepayments allocated to Tranche B Term Facility will be offered to Banks holding such Loans and, to the extent such Banks reject the prepayment, 75% will be applied to the Tranche A Term Facility and 25% will be available for the general corporate purposes of the Company. In the case of a mandatory prepayment resulting from an asset sale, the Company will have the option of permanently prepaying and reducing the Revolving Facility to the extent that such asset sale reduces the Borrowing Base. In addition, the Company may voluntarily prepay amounts outstanding under the Senior Bank Facility in whole or in part at any time without premium or penalty (PROVIDED that Eurodollar Rate Loans are prepayable only on the last day of the related interest period), subject to compliance with certain notice requirements and minimum prepayment amounts.

    SECURITY INTERESTS. As security for the Senior Bank Facility, the Banks have been granted, among other things, (i) a first priority pledge by BBC of the capital stock of the Company and 66% of the capital stock of Canadian Blue Bird and Blue Bird de Mexico, S.A., and (ii) a first priority lien on all or substantially all of BBC's and the Company's assets, including intangibles, machinery, equipment, fixtures, inventory, receivables and mortgages on all of the real property and leaseholds owned, directly or indirectly, by BBC and Blue Bird Body Company as requested by the Agent Banks.

    GUARANTEES. BBC has guaranteed all payments and performance obligations of Blue Bird Body Company with respect to the Senior Bank Facility. Such guarantee is senior to the BBC Guarantee.

    COVENANTS. The New Credit Agreement contains certain covenants, including the following: (i) BBC and its subsidiaries will not incur indebtedness in excess of specified amounts set forth in the New Credit Agreement; (ii) BBC and its subsidiaries will not pay any dividend, or make any redemption or sinking fund payments to its shareholders, other than (a) dividends solely in shares of stock to the holders of that class of stock, (b) dividends to BBC to repurchase BBC Common Stock from Management Investors in accordance with certain subscription agreements, not to exceed an amount per fiscal year specified in the New Credit Agreement, or (c) dividends or intercompany loans to BBC to pay operating expenses, not exceeding $300,000 per fiscal year; (iii) in any fiscal year, BBC and its subsidiaries will not make any expenditures to purchase or otherwise acquire property, plant or equipment in excess of an amount specified for each fiscal year in the New Credit Agreement; PROVIDED that, to the extent that any unutilized part of that amount is no greater than 10% of that year's capital expenditure allocation, such unutilized part may be used in the following year to make such purchases; (iv) BBC and its subsidiaries will not incur guarantees or contingent liabilities in an aggregate principal amount exceeding amounts specified in the New Credit Agreement except for guarantees relating to the endorsement of negotiable instruments made in the ordinary course of business; (v) the Company will not make any repayments on the Notes, other than required interest payments; (vi) BBC and its subsidiaries will not grant any security interest, lien, charge of encumbrance, other than pursuant to permitted purchase money obligations incurred in the ordinary course of business, liens on inventory in favor of General Motors Acceptance Corp. to secure the purchase price of such inventory and other specifically permitted liens; and (vii) the Company will not make any investments except (a) investments in cash equivalents, (b) investments existing at closing as set forth in the New Credit Agreement, (c) certain intercompany loans made by the Company to Canadian Blue Bird for working capital purposes, not to exceed an amount to be specified in the New Credit Agreement, (d) investments in lease receivables not to exceed $40 million at any one time, and
(e) other investments not to exceed an aggregate of $250,000 at any time.

    In addition, BBC and its subsidiaries are required to satisfy certain financial covenants including maintenance of consolidated EBITDA and a ratio of EBITDA to cash interest expense at minimum levels to be specified for each fiscal quarter in the New Credit Agreement; and maintenance of a ratio of total debt to consolidated EBITDA at less than or equal to a level to be specified for each fiscal quarter in the New Credit Agreement. Such terms are defined in the New Credit Agreement.

    EVENTS OF DEFAULT. The New Credit Agreement contains certain events of default, including, without limitation, the following: (i) the failure of the BBC or its subsidiaries to pay principal on the Loans when due or failure to pay any interest or other amounts due under the New Credit Agreement within five days after the due date; (ii) any failure by BBC or its subsidiaries to pay principal or interest on any indebtedness or contingent obligation in an individual or aggregate principal amount in excess of $2.5 million or more, after any applicable grace period, or any breach or default by BBC or its subsidiaries of any term of any indebtedness or contingent obligation in an individual or aggregate principal amount of $2.5 million or more, that gives the holder of such indebtedness or contingent obligation a right to accelerate such indebtedness or obligation; (iii) any default by BBC or its subsidiaries in the performance or observance of certain conditions and covenants of the New Credit Agreement; (iv) any representation or warranty made by BBC or its subsidiaries in any document delivered in connection with the New Credit Agreement proving to be false in any material respect; (v) the rendering of a judgment which remains unvacated, unbonded or unstayed for a period of 60 days against, or a voluntary settlement by, BBC or any of its subsidiaries which exceeds, in any individual amount, $2.5 million; (vi) certain events of bankruptcy or insolvency of BBC or its subsidiaries; (vii) the occurrence of a change of control of BBC or the Company (as determined under the New Credit Agreement); (viii) any default by BBC or its subsidiaries in the performance of or compliance with any term in the New Credit Agreement, other than those specifically referred to in other events of default therein, which has not been cured or waived by the Banks after 30-days notice of such default; (ix) any order decreeing the dissolution of BBC or the Company or any of their respective subsidiaries that remains in full force and effect for over 60 days; (x) an ERISA Event (as determined under the New Credit Agreement) that results in liability to BBC in excess of $100,000,
(xi) the existence of unfunded benefit liabilities exceeding $100,000; (xii) any guaranty granted by any party in connection with the New Credit Agreement ceases to be in full force and effect or any guarantor denies that it has liability under a guaranty granted in connection with the New Credit Agreement; (xiii) the security interests or priority thereof granted pursuant to or in connection with the New Credit Agreement are or become impaired; and (xiv) the failure of the Company or any obligee of the Notes to comply with the subordination provisions contained in the documents relating to the issuance of the Notes.

    FEES. The Company has agreed to pay (i) a commitment fee of .50% PER ANNUM on the unused portion of the Revolving Facility, payable quarterly in arrears, and at maturity, and computed on the basis of a 360-day year and (ii) certain fees, including without limitation a financing fee, an annual administrative fee and a PER ANNUM letter of credit fee equal to the applicable spread on Loans bearing interest based on the Adjusted Eurodollar Rate plus .25% PER ANNUM.

    OLD CREDIT AGREEMENT. As part of the Recapitalization, the Old Credit Agreement with Bankers Trust Company ("BTCo.") was replaced and refinanced by the New Credit Agreement.

LASALLE CREDIT AGREEMENT

    Blue Bird Capital maintains the LaSalle Credit Facility with LaSalle, as agent for itself and other lenders, pursuant to the LaSalle Credit Agreement. The LaSalle Credit Facility is used to finance the lease financing operations of Blue Bird Capital. Loans from LaSalle to Blue Bird Capital are secured by a limited recourse pledge from the Company to LaSalle of all of the common stock of Blue Bird Capital. Indebtedness of Blue Bird Capital to the Company is subordinated to indebtedness to LaSalle. The LaSalle Credit Facility terminates on March 31, 2000 and may be extended for an additional one-year period. Blue Bird Capital may borrow up to a maximum aggregate principal amount of $100 million under the LaSalle Credit Facility, subject to certain limitations as set forth in the LaSalle Credit Agreement.

    The LaSalle Credit Agreement contains financial and other covenants, including covenants requiring Blue Bird Capital to maintain certain financial ratios and restricting the ability of Blue Bird Capital to incur indebtedness or to create or suffer to exist certain liens. The LaSalle Credit Agreement also requires that certain amounts of indebtedness thereunder be repaid by specified dates.

    The indebtedness of Blue Bird Capital under LaSalle Credit Facility bears interest at rates that will fluctuate with changes in certain prevailing interest rates (although such rates may be fixed for limited period of time). The loans under the LaSalle Credit Facility as of October 31, 1998 bear interest at the rate of 6.5% PER ANNUM. As of October 31, 1998, there was $92.4 million outstanding under the LaSalle Credit Facility.

OLD NOTES

    As a result of the Recapitalization, no Old Notes remain outstanding.

                       DESCRIPTION OF THE EXCHANGE NOTES

    The 144A Notes and the Exchange Notes were issued under the Indenture dated as of November 15, 1996, (the "Indenture") among the Company, BBC, as a guarantor, and The Chase Manhattan Bank, as trustee (the "Trustee"). For purposes of this section, the "Company" means Blue Bird Body Company. The following summary of the material provisions of the Indenture does not purport to be complete and is subject to, and qualified by, reference to the provisions of the Indenture, including the definitions of certain terms contained therein and those terms made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended, as in effect on the date of the Indenture. The definition of certain terms used in the following summary are set forth under "--Certain Definitions."

GENERAL

    The Exchange Notes will be unsecured senior subordinated obligations of the Company limited to $100,000,000 aggregate principal amount. The Exchange Notes are issuable solely in exchange for an equal principal amount of outstanding 144A Notes pursuant to the Exchange Offer. The terms of the Exchange Notes are identical to the 144A Notes, but since the Exchange Notes will have been registered under the Securities Act, they will generally be freely tradeable by holders thereof who are not Affiliates of the Company. References in this Section to the "Notes" will be references to the 144A Notes and/or Exchange Notes, depending upon which are outstanding. The Exchange Notes will be issued only in fully registered form without coupons, in denominations of $1,000 and integral multiples thereof. Principal of, premium, if any, and interest on the Notes are payable, and the Notes are exchangeable and transferable, at the office or agency of the Company in the City of New York maintained for such purposes (which initially will be the corporate trust office of the Trustee). See "Book-Entry, Delivery and Form." No service charge will be made for any registration of transfer, exchange or redemption of the Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith.

    BBC has guaranteed, and the Company will cause its Domestic Subsidiaries under certain circumstances (including whenever a Domestic Subsidiary becomes a guarantor or obligor under the New Credit Agreement) to guarantee payment of the Notes on an unsecured senior subordinated basis. See "--Note Guarantees."

MATURITY, INTEREST AND PRINCIPAL

    The Notes will mature on November 15, 2006. Interest on the Notes will accrue at the rate of 10 3/4% PER ANNUM and will be payable semi-annually on each May 15 and November 15, commencing May 15, 1997, to the holders of record of Notes at the close of business on the May 1 and November 1 immediately preceding such interest payment date. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the Issue Date. Interest will be computed on the basis of a year comprised of twelve 30-day months.

OPTIONAL REDEMPTION

    OPTIONAL REDEMPTION. The Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after November 15, 2001, at the redemption prices (expressed as percentages of principal amount), set forth below, plus accrued interest to the redemption date, if redeemed during the 12-month period beginning November 15 of the years indicated below:

                                                                                   REDEMPTION
YEAR                                                                                  PRICE
---------------------------------------------------------------------------------  -----------
2001.............................................................................     105.375%
2002.............................................................................     103.583%
2003.............................................................................     101.792%
2004 and thereafter..............................................................     100.000%

    In addition, as described below, in the event of a Change of Control Triggering Event, the Company is obligated to make an offer to purchase all outstanding Notes at a redemption price of 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. The Company is also obligated to make offers to purchase a portion (calculated as set forth below) of the Notes at a redemption price of 100% of principal amount plus accrued and unpaid interest to the date of purchase with a portion of the net cash proceeds of certain sales or other dispositions of assets. See "--Change of Control Triggering Event" and "--Certain Covenants--Disposition of Proceeds of Asset Sales."

    OPTIONAL REDEMPTION UPON PUBLIC EQUITY OFFERING. On or prior to November 15, 1999, the Company may, at its option, use the net proceeds of a Public Equity Offering to redeem up to an aggregate of 25% of the principal amount of Notes originally issued from the holders of Notes, on a PRO RATA basis (or as nearly PRO RATA as practicable), at a redemption price equal to 110.75% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of redemption; PROVIDED that not less than $75 million in aggregate principal amount of Notes is outstanding following such redemption. In order to effect the foregoing redemption with the net proceeds of a Public Equity Offering, the Company shall send the redemption notice not later than 60 days after the consummation of the Public Equity Offering.

    As used herein, a "Public Equity Offering" means an underwritten public offering of Capital Stock (other than Redeemable Capital Stock) of the Company or BBC made on a primary basis by the Company or BBC pursuant to a registration statement filed with and declared effective by the Commission in accordance with the Securities Act; PROVIDED that, in the event of an offering by BBC, BBC shall contribute as equity to the Company proceeds from the Public Equity Offering of not less than the amount necessary to redeem the Notes under the provisions described above.

    SELECTION AND NOTICE. In the event that less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed on a national securities exchange, on a PRO RATA basis, by lot or by such method as the Trustee will deem fair and appropriate; PROVIDED that no Notes of a principal amount of $1,000 or less will be redeemed in part; PROVIDED, FURTHER, that any such redemption pursuant to the provisions relating to a Public Equity Offering shall be made on a PRO RATA basis or on as nearly a PRO RATA basis as practicable (subject to the procedures of The Depository Trust Company or any other depositary). Notice of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption.

CHANGE OF CONTROL TRIGGERING EVENT

    The Indenture provides that, upon the occurrence of a Change of Control Triggering Event (the date of such occurrence being the "Change of Control Date"), the Company will be obligated to make an offer to purchase (a "Change of Control Offer"), on a business day (the "Change of Control Purchase Date") not more than 40 nor less than 20 business days following the Change of Control Date, all of the then outstanding Notes at a purchase price (the "Change of Control Purchase Price") equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the Change of Control Purchase Date. The Company will be required to purchase all Notes properly tendered into the Change of Control Offer and not withdrawn. Prior to the mailing of the notice to holders provided for below, the Company shall have (i) repaid in full all Indebtedness under the New Credit Agreement, or offered to repay and have repaid the lenders under the New Credit Agreement to the extent such offer has been accepted under the provisions of the New Credit Agreement, or (ii) obtained the requisite consents under the New Credit Agreement to permit the repurchase of the Notes as provided for under this covenant. Failure to mail the notice on the date specified below or to have satisfied the foregoing condition precedent by the date that the notice is required to be mailed shall constitute a covenant Default under clause (iii) of "--Events of Default." The Company shall have no obligation to effect a repurchase of Notes if a notice has been mailed and such condition precedent has not been satisfied. A majority of Holders may waive this condition. It should be noted that the New Credit Agreement may not permit lenders thereunder to accept an offer of repayment other than on a PRO RATA basis, in which case it may not be possible to satisfy such condition precedent absent a repayment of all of the Indebtedness under the New Credit Agreement. See "--Amendments and Waivers."

    In order to effect such Change of Control Offer, the Company will, not later than the 20th business day after the Change of Control Date, be obligated to mail to each Holder of Notes notice of the Change of Control Offer, which notice will govern the terms of the Change of Control Offer and will state, among other things, the procedures that holders must follow to accept the Change of Control Offer.

    If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control Purchase Price for all of the Notes that might be delivered by holders of Notes seeking to accept the Change of Control Offer.

    The Company will comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act, and any other securities laws or regulations in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under such provisions of the Indenture by virtue thereof.

SUBORDINATION

    The payment of the principal of, premium, if any, and interest on, the Notes is subordinated as described below in right of payment to the prior payment in full in cash or cash equivalents of all Senior Indebtedness.

    The Indenture provides that in the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relating to the Company or its assets, or any liquidation, dissolution or other winding-up of the Company, whether voluntary or involuntary, or any assignment for the benefit of creditors or other marshalling of assets or liabilities of the Company, all Senior Indebtedness must be paid in full before any payment or distribution (excluding certain permitted equity or subordinated securities) is made on account of the principal of, premium, if any, or interest on the Notes.

    During the continuance of any default in the payment of any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated beyond any applicable grace period and after receipt by the Trustee from representatives of holders of such Designated Senior Indebtedness of written notice of such default, no payment or distribution of any assets of the Company of any kind or character (excluding certain permitted equity or subordinated securities) will be made on account of the principal of, premium, if any, or interest on, or the purchase, redemption or other acquisition of, the Notes unless and until such default has been cured or waived or has ceased to exist or such Designated Senior Indebtedness will have been discharged or paid in full.

    During the continuance of any non-payment default with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated (a "Non-payment Default") and after the receipt by the Trustee from the representatives of holders of such Designated Senior Indebtedness of a written notice of such Non-payment Default, no payment or distribution of any assets of the Company of any kind or character (excluding certain permitted equity or subordinated securities) may be made by the

Company on account of the principal of, premium, if any, or interest on or the purchase, redemption or other acquisition of, the Notes for the period specified below (the "Payment Blockage Period").

    The Payment Blockage Period will commence upon the receipt of notice of a Non-payment Default by the Trustee from the representatives of holders of Designated Senior Indebtedness and will end on the earlier to occur of the following events: (i) 179 days will have elapsed since the receipt of such notice (PROVIDED that such Designated Senior Indebtedness will not theretofore have been accelerated), (ii) such default is cured or waived or ceases to exist or such Designated Senior Indebtedness is discharged or (iii) such Payment Blockage Period will have been terminated by written notice to the Company or the Trustee from the representatives of holders of Designated Senior Indebtedness initiating such Payment Blockage Period, after which the Company will promptly resume making any and all required payments in respect of the Notes, including any missed payments. In no event will a Payment Blockage Period extend beyond 179 days from the date of the receipt by the Trustee of the notice initiating such Payment Blockage Period. Only one Payment Blockage Period with respect to the Notes may be commenced within any 365-day period. No Non-payment Default with respect to Designated Senior Indebtedness that existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period will be, or can be, made the basis for the commencement of a second Payment Blockage Period, unless such default has been cured or waived for a period of not less than 90 consecutive days. In no event shall a Payment Blockage Period extend beyond 179 days from the date of the receipt of the notice referred to above and there must be a 186-consecutive-day period in any 365-consecutive-day period during which no Payment Blockage Period is in effect. In the event that, notwithstanding the foregoing, the Company makes any payment or distribution to the Trustee or any holder of any Note prohibited by the subordination provision of the Indenture, then such payment or distribution will be required to be paid over and delivered to the holders (or their representative) of Designated Senior Indebtedness.

    If the Company fails to make any payment on the Notes when due or within any applicable grace period, whether or not on account of the payment blockage provisions referred to above, such failure would constitute an Event of Default under the Indenture and would enable the holders of the Notes to accelerate the maturity thereof. See "--Events of Default."

    By reason of such subordination, in the event of liquidation or insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the holders of the Notes and funds which would be otherwise payable to the holders of the Notes will be paid to the holders of the Senior Indebtedness to the extent necessary to pay the Senior Indebtedness in full, and the Company may be unable to meet its obligations fully with respect to the Notes.

    As of October 31, 1998, Senior Indebtedness of the Company with respect to the Notes was approximately $154.4 million. The Indenture limits, but does not prohibit, the incurrence by the Company of additional Indebtedness which is senior to the Notes, but prohibits the incurrence of any Indebtedness contractually subordinated in right of payment to any other Indebtedness of the Company and senior in right of payment to the Notes. The foreign and lease finance operations of the Company are conducted primarily through subsidiaries of the Company. The claims of creditors of such subsidiaries effectively will have priority with respect to the assets and earnings of such subsidiaries over the claims of the Company and its creditors, including holders of the Notes. See "Risk Factors-- Subordination" and "--Restrictive Covenants and Asset Encumbrances."

NOTE GUARANTEES

    BBC has guaranteed the Company's obligations under the Notes. In addition, if any Domestic Subsidiary of the Company becomes a guarantor or obligor in respect of Indebtedness of the Company or any of its Restricted Subsidiaries, the Company's obligations under the Notes will be guaranteed by such Domestic Subsidiary. See "--Certain Covenants--Limitation on Guarantees by Restricted Subsidiaries."

Subject to the subordination provisions described above, if the Company defaults in payment of the principal of, premium, if any, or interest on the Notes, BBC and each other Guarantor will be obligated to duly and punctually pay the same.

    The Indebtedness evidenced by each Note Guarantee (including the payment of principal of, premium, if any, and interest on the Notes) is subordinated on the same basis to Guarantor Senior Indebtedness (defined with respect to the Indebtedness of a Guarantor) as the Notes are subordinated to Senior Indebtedness. See "--Subordination." As of September 28, 1996, on a PRO FORMA basis after giving effect to the Recapitalization, Guarantor Senior Indebtedness with respect to BBC was approximately $178.6 million.

CERTAIN COVENANTS

    The Indenture contains the following covenants, among others:

    LIMITATION ON INDEBTEDNESS. The Indenture provides that the Company will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee or in any manner become liable, contingently or otherwise (in each case, to "incur"), for the payment of any Indebtedness (including any Acquired Indebtedness); PROVIDED that (i) the Company and any Subsidiary Guarantor will be permitted to incur Indebtedness (including Acquired Indebtedness) and (ii) a Restricted Subsidiary will be permitted to incur Acquired Indebtedness, if immediately after giving PRO FORMA effect thereto, the Consolidated Fixed Charge Coverage Ratio of the Company is at least equal to 2.00:1.00.

    Notwithstanding the foregoing, the Company and, to the extent specifically set forth below, the Restricted Subsidiaries may incur each and all of the following:

        (i) Indebtedness of the Company or any Subsidiary Guarantor under the New Credit Agreement in an aggregate principal amount at any one time outstanding not to exceed the sum of (a) $175,000,000 with respect to Indebtedness under the Term Facilities, less principal payments made by the Company in respect of the Term Facilities, (b) $80,000,000 in the aggregate with respect to Indebtedness under the Revolving Facility and the letter of credit facility, less the amount by which the aggregate commitment under the Revolving Facility has been permanently reduced to the extent that any repayments required to be made in connection with effecting such permanent reduction have been made and (c) any Indebtedness incurred under the New Credit Agreement pursuant to and in compliance with the provisions described under either (1) the proviso of the first paragraph of this covenant or (2) clause (xii) below;

        (ii) Indebtedness of the Company or any Subsidiary Guarantor under the Indenture, the Notes and any Note Guarantees;

        (iii) Indebtedness of the Company or any Restricted Subsidiary not otherwise referred to in this paragraph that is outstanding on the Issue Date, except Indebtedness to be repaid as described under "Recapitalization;"

        (iv) Indebtedness of the Company or any Restricted Subsidiary in respect of performance bonds, bankers' acceptances, letters of credit of the Company or any Restricted Subsidiary and surety bonds provided by the Company or any Restricted Subsidiary in the ordinary course of business, not to exceed at any given time $10,000,000 in the aggregate;

        (v) subject to the covenant described under "--Limitation on Restricted Payments," Indebtedness of any Restricted Subsidiary to the Company or any Restricted Subsidiary which is not subordinated in right of payment to any Indebtedness of such Restricted Subsidiary;

        (vi) Indebtedness of the Company to any Restricted Subsidiary which is unsecured and subordinated in right of payment from and after such time as the Notes shall become due and payable

    (whether at Stated Maturity, by acceleration or otherwise) to the payment and performance of the Company's obligations under the Indenture or the Notes;

        (vii) any guarantees of Indebtedness by a Restricted Subsidiary entered in compliance with the covenant under the Indenture described under "--Limitations on Guarantees by Restricted Subsidiaries;"

        (viii) Interest Rate Protection Obligations of the Company or any Restricted Subsidiary covering Indebtedness of the Company or any Restricted Subsidiary (which Indebtedness (a) bears interest at fluctuating interest rates and (b) is otherwise permitted to be incurred under this covenant) to the extent the notional principal amount of such Interest Rate Protection Obligations does not exceed the principal amount of the Indebtedness to which such Interest Rate Protection Obligations relate;

        (ix) Indebtedness of the Company or any Restricted Subsidiary under Currency Agreements relating to (a) Indebtedness of the Company or a Restricted Subsidiary and/or (b) obligations to purchase or sell assets or properties or, in each case, incurred in the ordinary course of business of the Company or any Restricted Subsidiary; PROVIDED that such Currency Agreements do not increase the Indebtedness or other obligations of the Company and the Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

        (x) Capitalized Lease Obligations of the Company or any Restricted Subsidiary in an aggregate amount not exceeding $7,500,000 outstanding at any time;

        (xi) (a) Indebtedness of the Company or any Subsidiary Guarantor to the extent the proceeds thereof are used to Refinance Indebtedness of the Company or any Subsidiary Guarantor (including all or a portion of the Notes) or any Restricted Subsidiary and (b) Indebtedness of any Restricted Subsidiary that is not a Subsidiary Guarantor to the extent the proceeds thereof are used to Refinance Indebtedness of any Restricted Subsidiary that is not a Subsidiary Guarantor, in each case, other than the Indebtedness to be Refinanced as described under "Use of Proceeds" and Indebtedness incurred under clauses (i), (ii) or (v) above; PROVIDED that, in the case of either clause (a) or (b), (1) the principal amount of Indebtedness incurred pursuant to this clause (xi) (or, if such Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof, the original issue price of such Indebtedness) shall not exceed the sum of the principal amount of Indebtedness so Refinanced (or, if such Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof, the original issue price of such Indebtedness plus any accreted value attributable thereto since the original issuance of such Indebtedness) plus the amount of any premium required to be paid in connection with such Refinancing pursuant to the terms of such Indebtedness or the amount of any premium reasonably determined by the Company or a Restricted Subsidiary, as applicable, as necessary to accomplish such Refinancing by means of a tender offer or privately negotiated purchase, plus the amount of expenses in connection therewith; and (2) except in the case of Refinancing or replacement of Senior Indebtedness or Guarantor Senior Indebtedness or of any Indebtedness of any Restricted Subsidiary that is not a Subsidiary Guarantor, does not reduce the Average Life to Stated Maturity of such Indebtedness; and

        (xii) additional Indebtedness of the Company or any Restricted Subsidiary not described by any other clause of this definition, not to exceed an aggregate principal amount at any time outstanding of $25,000,000 (less the aggregate principal amount of Indebtedness incurred under the New Credit Agreement under subclause (i)(c)(1) above).

    LIMITATION ON RESTRICTED PAYMENTS. The Indenture provides that the Company will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly:

        (i) declare or pay any dividend or make any other distribution or payment on or in respect of Capital Stock of the Company or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of the Company (other than dividends or distributions payable solely in rights to purchase Capital Stock of the Company (other than Redeemable Capital Stock)); or

        (ii) purchase, redeem, defease or otherwise acquire or retire for value any Capital Stock of the Company (other than any such Capital Stock owned by a Restricted Subsidiary); or

        (iii) make any principal payment on, or purchase, defease, repurchase, redeem or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled repayment, scheduled sinking fund payment or other Stated Maturity, any Subordinated Indebtedness (other than any such Subordinated Indebtedness owed to a Restricted Subsidiary); or

        (iv) make any Investment (other than a Permitted Investment) in any person;

(such payments or Investments described in the preceding clauses (i), (ii), (iii) and (iv) are collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to the proposed Restricted Payment (the amount of any such Restricted Payment, if other than in cash, shall be the Fair Market Value of the asset(s) proposed to be transferred by the Company or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment),
(a) no Default shall have occurred and be continuing, (b) the aggregate amount of all Restricted Payments declared or made from and after the Issue Date would not exceed the sum of (1) 50% of the aggregate Consolidated Net Income of the Company accrued on a cumulative basis during the period (treated as one accounting period) beginning on September 29, 1996 and ending on the last day of the fiscal quarter of the Company immediately preceding the date of such proposed Restricted Payment (or, if such aggregate cumulative Consolidated Net Income of the Company for such period shall be a deficit, minus 100% of such deficit) PLUS (2) the aggregate net cash proceeds received by the Company either
(x) as capital contributions in the form of common equity to the Company after the Issue Date or (y) from the issuance or sale of Capital Stock (excluding Redeemable Capital Stock but including Capital Stock issued upon the conversion of convertible Indebtedness, in exchange for outstanding Indebtedness or from the exercise of options, warrants or rights to purchase Capital Stock (other than Redeemable Capital Stock)) of the Company to any person (other than to a Restricted Subsidiary of the Company) after the Issue Date plus (3) in the case of the disposition or repayment of any Investment constituting a Restricted Payment made after the Issue Date, an amount equal to the lesser of the return of capital with respect to such Investment and the initial amount of such Investment, in either case, less the cost of the disposition of such Investment and (iii) the Company could incur $1.00 of additional Indebtedness under the first paragraph of "--Limitation on Indebtedness." For purposes of the preceding clause (b)(2), upon the issuance of Capital Stock either from the conversion of convertible Indebtedness or exchange for outstanding Indebtedness or upon the exercise of options, warrants or rights, the amount counted as net cash proceeds received will be the cash amount received by the Company at the original issuance of the Indebtedness that is so converted or exchanged or from the issuance of options, warrants or rights, as the case may be, plus the incremental amount of cash received by the Company, if any, upon the conversion, exchange or exercise thereof.

    None of the foregoing provisions of this covenant will prohibit (i) the payment of any dividend within 60 days after the date of its declaration, if at the date of declaration such payment would be permitted by the provisions of the Indenture; (ii) so long as no Default shall have occurred and be continuing, the redemption, repurchase or other acquisition or retirement of any shares of any class of Capital Stock of the Company in exchange for, or out of the net proceeds of, a substantially concurrent issue and sale of other shares of Capital Stock (other than Redeemable Capital Stock) of the Company to any person (other than to a Restricted Subsidiary); PROVIDED that such net proceeds are excluded from clause (b)(2) of the preceding paragraph; (iii) so long as no Default shall have occurred and be continuing, any redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness made by exchange for, or out of the net proceeds of, a substantially concurrent issue and sale of
(a) Capital Stock (other than

Redeemable Capital Stock) of the Company or (b) Indebtedness of the Company or any Guarantor so long as such Indebtedness (1) is subordinated to Senior Indebtedness and the Notes or Guarantor Senior Indebtedness and the Note Guarantees of such Guarantor, as the case may be, at least to the same extent as the Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired and (2) has no Stated Maturity earlier than the Stated Maturity for the final scheduled principal payment of the Notes; (iv) dividends paid or intercompany loans made by the Company to BBC for the purpose of paying operating expenses of BBC arising in the ordinary course of business, including, without limitation, for the payment of taxes; (v) Investments constituting Restricted Payments made as a result of the receipt of non-cash consideration from any Asset Sale made pursuant to and in compliance with the covenant described under "--Disposition of Proceeds of Asset Sales"; (vi) the making of the Distribution in connection with the Recapitalization or (vii) payment made by the Company under the Income Taxes Agreement. In computing the amount of Restricted Payments previously made for purposes of clause (b) of the preceding paragraph, Restricted Payments under the immediately preceding clauses (i) and
(v) shall be included.

    LIMITATION ON TRANSACTIONS WITH AFFILIATES. The Indenture provides that the Company will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, conduct any business or enter into or suffer to exist any transaction or series of related transactions with, or for the benefit of, any Affiliate of the Company (other than a Restricted Subsidiary so long as no Affiliate of the Company or beneficial holder of 5% or more of any class or series of Capital Stock of the Company shall beneficially own any Capital Stock in such Restricted Subsidiary) or any beneficial holder of 10% or more of any class of Capital Stock of the Company except (i) on terms that are no less favorable to the Company or the Restricted Subsidiary, as the case may be, than those which could have been obtained in a comparable transaction at such time from persons who do not have such a relationship with the Company, and (ii) with respect to any transaction or series of related transactions involving aggregate payments or value equal to or greater than $1,000,000, the Company shall have delivered an officer's certificate to the Trustee certifying that such transaction or series of related transactions comply with the preceding clause
(i) and, with respect to any transaction or series of transactions involving aggregate payments or value equal to or greater than $5,000,000, further certifying that such transaction or series of transactions have been approved by a majority of the Board of Directors of the Company, including a majority of the disinterested directors of the Board of Directors of the Company. For the purposes of the foregoing, a director of the Company shall not be considered "interested" with respect to a transaction solely by virtue of being a director of the other party to such transaction. The Company shall be deemed to have complied with the foregoing provisions if it has obtained a written opinion from an Independent Financial Advisor stating that the terms of such transaction or series of transactions are fair to the Company or such Restricted Subsidiary, as the case may be, from a financial point of view. This foregoing covenant shall not apply to (i) the payment of reasonable and customary fees to directors of the Company, (ii) any customary provision for the indemnification of officers or directors of the Company, (iii) any transactions with a Wholly-Owned Unrestricted Subsidiary in connection with a Lease Financing Transaction (including pursuant to the Income Taxes Agreement) and (d) transactions related to the Recapitalization.

    DISPOSITION OF PROCEEDS OF ASSET SALES. The Indenture provides that the Company will not, and will not permit any of the Restricted Subsidiaries to, make any Asset Sale unless (i) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the shares and/or assets subject to such Asset Sale and (ii) at least 75% of the consideration for any such Asset Sale is cash and/or Cash Equivalents (PROVIDED that the following shall be deemed cash for purposes of this provision and be treated as Net Cash Proceeds, subject to application as hereinafter provided: the amount of any liabilities (as shown on the balance sheet or in the notes thereto of the Company or such Restricted Subsidiary) of the Company or such Restricted Subsidiary that are assumed (and from which the Company or such Restricted Subsidiary is unconditionally released) in connection with such Asset Sale by the transferee or purchaser of such assets or on behalf of such transferee or purchaser by a third party). To the extent the Net Cash Proceeds of any Asset Sale are not required to be applied to repay, and permanently reduce the commitments under, any outstanding Indebtedness under the New Credit Agreement as required by the terms thereof or are not so applied, then the Company may, within 12 months of the Asset Sale, invest Net Cash Proceeds in properties and assets which replace the properties and assets that were the subject of the Asset Sale or in properties and assets (including inventory) that will be used in the business of the Company and the Restricted Subsidiaries existing on the Issue Date or in businesses reasonably related thereto.

    The amount of such Net Cash Proceeds in excess of the amount (i) used to repay Indebtedness under the New Credit Agreement and (ii) permitted to be invested and so invested as set forth above is referred to herein as "Excess Proceeds."

    When the aggregate amount of Excess Proceeds equals or exceeds $10,000,000, the Company will be obligated to make an offer (an "Asset Sale Offer") to purchase from all holders of the Notes, on a day not more than 40 business days thereafter, the maximum principal amount (expressed as a multiple of $1,000) of Notes that may be purchased with the aggregate Excess Proceeds at a price, payable in cash, equal to 100% of the principal amount of the Notes plus accrued and unpaid interest, if any, to the date of purchase (the "Asset Sale Offer Price"). An Asset Sale Offer will be required to be kept open for a period of at least 20 business days. To the extent that an Asset Sale Offer is not fully subscribed to, the Company will be entitled to retain the unutilized portion of the Excess Proceeds. Whenever Excess Proceeds received by the Company exceed $10,000,000, such Excess Proceeds will, prior to the purchase of Notes, be set aside by the Company in a separate account pending (i) deposit with the depositary of the amount required to purchase the Notes tendered in an Asset Sale Offer or (ii) delivery by the Company of the Asset Sale Offer Price to the holders of the Notes validly tendered and not withdrawn pursuant to an Asset Sale Offer. Such Excess Proceeds may be invested in Cash Equivalents, as directed by the Company, having a maturity date which is not later than the earliest possible date for purchase or redemption of Notes pursuant to the Asset Sale Offer. The Company will be entitled to any interest or dividends accrued, earned or paid on such Cash Equivalents.

    The Company will comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act, and any other securities laws or regulations in connection with the purchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Disposition of Proceeds of Asset Sales" provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under such provisions of the Indenture by virtue thereof.

    LIMITATION ON LIENS. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien of any kind, upon any of its property or assets, whether now owned or acquired after the Issue Date, or any proceeds therefrom, which secure either (i) Subordinated Indebtedness unless the Notes and the Note Guarantees, as applicable, are secured by a Lien on such property, assets or proceeds that is senior in priority to the Liens securing such Subordinated Indebtedness or
(ii) Pari Passu Indebtedness unless the Notes and the Note Guarantees, as applicable, are equally and ratably secured with the Liens securing such Pari Passu Indebtedness.

    LIMITATION ON OTHER SENIOR SUBORDINATED INDEBTEDNESS. The Indenture provides that neither the Company nor any Guarantor will create, incur, assume, guarantee or in any other manner become liable with respect to any Indebtedness (other than the Notes and the Note Guarantees) that is subordinate in right of payment to any Indebtedness of the Company or of such Guarantor, as the case may be, unless such Indebtedness is either (i) PARI PASSU in right of payment with the Notes or such Note Guarantee, as the case may be, or (ii) subordinate in right of payment to, the Notes or such Note Guarantee, as the case may be, in the same manner and at least to the same extent as the Notes are subordinated to Senior Indebtedness or as such Note Guarantee is subordinated to Guarantor Senior Indebtedness, as the case may be.

    LIMITATION ON GUARANTEES BY RESTRICTED SUBSIDIARIES. The Indenture provides that the Company will not permit any of the Domestic Subsidiaries, directly or indirectly, to guarantee the payment of any Indebtedness of BBC, the Company or any Restricted Subsidiary unless such Domestic Subsidiary (i) is a Subsidiary Guarantor or (ii) simultaneously executes and delivers a supplemental indenture to the Indenture pursuant to which it will become a Subsidiary Guarantor under the Indenture. Notwithstanding the foregoing, any Note Guarantee by a Restricted Subsidiary will provide by its terms that it will be automatically and unconditionally released and discharged upon any sale, exchange or transfer, to any person not an Affiliate of the Company, of all of the Capital Stock of such Restricted Subsidiary, or all or substantially all the assets of such Restricted Subsidiary, pursuant to a transaction which is in compliance with the Indenture. The Indenture further provides that the Company may, at any time, cause a Restricted Subsidiary to become a Subsidiary Guarantor by executing and delivering a supplemental indenture providing for the guarantee of payment of the Notes by such Restricted Subsidiary on the basis provided in the Indenture.

    RESTRICTIONS ON PREFERRED STOCK OF RESTRICTED SUBSIDIARIES. The Indenture provides that the Company will not permit any of the Restricted Subsidiaries to issue any Preferred Stock (other than to the Company or to a Wholly-Owned Restricted Subsidiary) or permit any person (other than the Company or a Wholly-Owned Restricted Subsidiary) to own any Preferred Stock of any Restricted Subsidiary.

    LIMITATION ON DIVIDENDS AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED SUBSIDIARIES. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist, or enter into any agreement with any person that would cause to become effective, any consensual encumbrance or restriction of any kind, on the ability of any Restricted Subsidiary to (i) pay dividends, in cash or otherwise, or make any other distribution on or in respect of its Capital Stock or any other interest or participation in, or measured by, its profits,
(ii) pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (iii) make loans or advances to the Company or any other Restricted Subsidiary or (iv) transfer any of its property or assets to the Company or any other Restricted Subsidiary, except (a) any encumbrance or restriction existing under the security documentation for the New Credit Agreement as in effect on the Issue Date relating to assets subject to a Lien created thereby; (b) any encumbrance or restriction, with respect to a Restricted Subsidiary that is not a Restricted Subsidiary on the Issue Date, in existence at the time such person becomes a Restricted Subsidiary (but not created in contemplation thereof); and
(c) any encumbrance or restriction existing under any agreement that refinances or replaces the agreements containing the restrictions in the foregoing clauses
(a) and (b); PROVIDED that the terms and conditions of any such restrictions permitted under this clause (c) are not materially less favorable to the holders of the Notes than those under or pursuant to the agreement evidencing the Indebtedness being refinanced.

    LIMITATION ON DESIGNATIONS OF UNRESTRICTED SUBSIDIARIES. The Indenture provides that the Company may designate any Subsidiary of the Company (other than a Subsidiary Guarantor) as an "Unrestricted Subsidiary" under the Indenture (a "Designation") only if:

        (i) no Default shall have occurred and be continuing at the time of or after giving effect to such Designation;

        (ii) the Company would be permitted under the Indenture to make an Investment at the time of Designation (assuming the effectiveness of such Designation) in an amount (the "Designation Amount") equal to the Fair Market Value of the Capital Stock of such Subsidiary on such date; and

        (iii) the Company would be permitted under the Indenture to incur $1.00 of additional Indebtedness pursuant to the first paragraph of the covenant described under "--Limitation on Indebtedness" at the time of Designation (assuming the effectiveness of such Designation).

    In the event of any such Designation, the Company shall be deemed to have made an Investment constituting a Restricted Payment pursuant to the covenant described under "--Limitation on Restricted

Payments" for all purposes of the Indenture in the Designation Amount. The Indenture further provides that (i) the Company shall not and shall not permit any Restricted Subsidiary to, at any time (a) provide credit support for, or a guarantee of, any Indebtedness of any Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness), (b) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary or (c) be directly or indirectly liable for any Indebtedness which provides that the holder thereof may (upon notice, lapse of time or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity upon the occurrence of a default with respect to any Indebtedness of any Unrestricted Subsidiary (including any right to take enforcement action against such Unrestricted Subsidiary), except in the case of clause (a) or (b) to the extent permitted under the covenant described under "--Limitation on Restricted Payments" and to the extent set forth in the first parenthetical in the definition of "Lease Financing Transaction" and (ii) no Unrestricted Subsidiary shall at any time guarantee or otherwise provide credit support for any obligation of the Company or any Restricted Subsidiary.

    The Indenture further provides that the Company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a "Revocation") if:

        (i) no Default shall have occurred and be continuing at the time of and after giving effect to such Revocation; and

        (ii) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if incurred at such time, have been permitted to be incurred for all purposes of the Indenture;

    All Designations and Revocations must be evidenced by board resolutions of the Company delivered to the Trustee certifying compliance with the foregoing provisions.

    Blue Bird Capital is treated as an Unrestricted Subsidiary under the Indenture as of the Issue Date.

    REPORTING REQUIREMENTS. The Indenture requires that the Company file with the Commission the annual reports, quarterly reports and other documents required to be filed with the Commission pursuant to Sections 13 and 15 of the Exchange Act, whether or not the Company has a class of securities registered under the Exchange Act. The Company is required to file with the Trustee within 15 days after it files such reports and documents with the Commission copies of such reports and documents.

CONSOLIDATION, MERGER, SALE OF ASSETS, ETC.

    The Indenture provides that the Company will not, in any transaction or series of related transactions, merge or consolidate with or into, or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to, any person or persons, and that the Company will not permit any of the Restricted Subsidiaries to enter into any such transaction or series of related transactions if such transaction or series of related transactions, in the aggregate, would result in a sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the properties and assets of the Company or of the Company and the Restricted Subsidiaries, taken as whole, to any other person or persons, unless (i) either
(a)(1) if the transaction or transactions is a merger or consolidation involving the Company, the Company shall be the surviving person of such merger or consolidation or (2) if the transaction or transactions is a merger or consolidation involving a Restricted Subsidiary, such Restricted Subsidiary shall be the surviving person of such merger or consolidation and such surviving person shall be a Restricted Subsidiary, or (b)(1) the person formed by such consolidation or into which the Company or such Restricted Subsidiary is merged or to which the properties and assets of the Company or such Restricted Subsidiary, as the case may be, are transferred (any such surviving person or transferee person being the "Surviving Entity") shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and (2)(A) in the case of a transaction involving the Company, the Surviving Entity shall expressly assume by a supplemental indenture executed

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
and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture, and in each case, the Indenture shall remain in full force and effect, or (B) in the case of a transaction involving a Restricted Subsidiary that is a Subsidiary Guarantor, the Surviving Entity shall expressly assume by a supplemental indenture executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of such Restricted Subsidiary under its Note Guarantee and related supplemental indenture, and in each case, such Note Guarantee and supplemental indenture shall remain in full force and effect; and (ii) immediately after giving effect to such transaction or series of related transactions on a PRO FORMA basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), no Default shall have occurred and be continuing and the Company, or the Surviving Entity, as the case may be, after giving effect to such transaction or series of transactions on a PRO FORMA basis, could incur $1.00 of additional Indebtedness under the first paragraph of "--Limitation on Indebtedness."

    In connection with any consolidation, merger, transfer, lease or other disposition contemplated hereby, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, transfer, lease or other disposition and the supplemental indenture in respect thereof comply with the requirements under the Indenture. In addition, each Subsidiary Guarantor, unless it is the other party to the transaction or unless its Note Guarantee will be released and discharged in accordance with its terms as a result of the transaction, will be required to confirm, by supplemental indenture, that its Note Guarantee will continue to apply to the obligations of the Company or the Surviving Entity under the Indenture.

    Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company or the Restricted Subsidiary, as the case may be, is not the continuing corporation, the successor corporation formed by such a consolidation or into which the Company or such Restricted Subsidiary is merged or to which such transfer is made, will succeed to, and be substituted for, and may exercise every right and power of, the Company or such Restricted Subsidiary, as the case may be, under the Indenture with the same effect as if such successor corporation had been named as the Company or such Restricted Subsidiary therein; and thereafter, except in the case of (i) a lease or (ii) any sale, assignment, conveyance, transfer, lease or other disposition to a Restricted Subsidiary of the Company, the Company or such Guarantor, as the case may be, shall be discharged from all obligations and covenants under the Indenture and the Notes.

    The Indenture provides that for all purposes of the Indenture and the Notes (including the provision of this covenant and the covenants described under "--Limitation on Indebtedness," "--Limitation on Restricted Payments" and "--Limitation on Liens"), Subsidiaries of any Surviving Entity will, upon such transaction or series of related transactions, become Restricted Subsidiaries or Unrestricted Subsidiaries as provided pursuant to the covenant described under "--Limitation on Designations of Unrestricted Subsidiaries" and all Indebtedness, and all Liens on property or assets, of the Company and the Restricted Subsidiaries in existence immediately prior to such transaction or series of related transactions will be deemed to have been incurred upon such transaction or series of related transactions.

EVENTS OF DEFAULT

    The following are "Events of Default" under the Indenture:

        (i) default in the payment of the principal of or premium, if any, when due and payable, on any of the Notes (at its Stated Maturity, upon optional redemption, required purchase, scheduled principal payment or otherwise); or

        (ii) default in the payment of an installment of interest on any of the Notes, when due and payable, for 30 days; or

        (iii) the Company or any Guarantor fails to comply with any of its obligations described under "--Consolidation, Merger, Sale of Assets, etc.," "--Change of Control Triggering Event" or "--Certain Covenants--Disposition of Proceeds of Asset Sales;" or

        (iv) the Company or any Guarantor fails to perform or observe any other term, covenant or agreement contained in the Notes, the Note Guarantees or the Indenture (other than a default specified in (i), (ii) or (iii) above) for a period of 30 days after written notice of such failure requiring the Company to remedy the same shall have been given (a) to the Company by the Trustee or (b) to the Company and the Trustee by the holders of 25% in aggregate principal amount of the Notes then outstanding; or

        (v) default or defaults under any agreement, indenture or instrument under which the Company or any Restricted Subsidiary then has outstanding Indebtedness in excess of $5,000,000 in the aggregate and either (a) such Indebtedness is already due and payable in full or (b) such default or defaults results in the acceleration of the maturity of such Indebtedness; or

        (vi) any Note Guarantee ceases to be in full force and effect or is declared null and void or any Guarantor denies that it has any further liability under any Note Guarantee, or gives notice to such effect (other than by reason of the termination of the Indenture or the release of any such Note Guarantee in accordance with "--Certain Covenants--Limitation on Guarantees by Restricted Subsidiaries") and such condition shall have continued for a period of 30 days after written notice of such condition shall have been given (a) to the Company by the Trustee or (b) to the Company and the Trustee by the holders of 25% in aggregate principal amount of the Notes then outstanding; or

        (vii) one or more judgments, orders or decrees of any court or regulatory or administrative agency for the payment of money in excess of $5,000,000 either individually or in the aggregate, shall have been entered against the Company or any Restricted Subsidiary or any of their respective properties and shall not have been discharged and either (a) any creditor shall have commenced an enforcement proceeding upon such judgment, order or decree or (b) there shall have been a period of 60 consecutive days during which a stay of enforcement of such judgment, order or decree, by reason of a pending appeal or otherwise, will not be in effect; or

        (viii) certain events of bankruptcy, insolvency or reorganization with respect to BBC, the Company or any Material Subsidiary of the Company shall have occurred; or

        (ix) either (a) the collateral agent under the New Credit Agreement or
    (b) if the New Credit Agreement shall no longer be in force and effect, any holder of at least $5,000,000 in aggregate principal amount of Indebtedness of the Company or any Restricted Subsidiary shall commence judicial proceedings to foreclose upon assets of the Company or any of its Restricted Subsidiaries having an aggregate Fair Market Value, individually or in the aggregate, in excess of $5,000,000 or shall have exercised any right under applicable law or applicable security documents to take ownership of any such assets in lieu of foreclosure.

    If an Event of Default (other than as specified in clause (viii) with respect to the Company), shall occur and be continuing, the Trustee, by notice to the Company, or the holders of at least 25% in aggregate principal amount of the Notes then outstanding, by notice to the Trustee and the Company, may declare the principal of, premium, if any, and accrued interest on all of the outstanding Notes due and payable immediately, upon which declaration, all amounts payable in respect of the Notes will be immediately due and payable; PROVIDED, HOWEVER, that so long as the New Credit Agreement shall be in force and effect, if an Event of Default shall have occurred and be continuing (other than an Event of Default under clause (viii) with respect to the Company), any such acceleration shall not be effective until the earlier to occur of (i) five business days following delivery of a notice of such acceleration to the agent under the New Credit Agreement and (ii) the acceleration of any Indebtedness under the New Credit Agreement. If an Event of Default specified in clause
(viii) above with respect to the Company occurs and is continuing, then the

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
principal of, premium, if any, and accrued interest on all of the outstanding Notes will IPSO FACTO become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Notes.

    Notwithstanding the preceding paragraph, in the event of a declaration of acceleration in respect of the Notes because an Event of Default specified in clause (v) shall have occurred and be continuing, such declaration of acceleration will be automatically annulled if the Indebtedness that is the subject of such Event of Default has been discharged or paid (if permitted by the terms thereof and the Indenture) or the requisite holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, and written notice of such discharge of rescission, as the case may be, shall have been given to the Trustee by the Company and by the requisite holders of such Indebtedness or a trustee, fiduciary or agent for such holders, within 60 days after such declaration of acceleration in respect of the Notes and no other Event of Default has occurred which has not been cured or waived during such 60-day period.

    After a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Company and the Trustee, may rescind such declaration if (i) the Company has paid or deposited with the Trustee a sum sufficient to pay (a) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (b) all overdue interest on all Notes, (c) the principal of and premium, if any, on any Notes which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes, and (d) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the Notes; and (ii) all Events of Default, other than the non-payment of principal of, premium, if any, and interest on the Notes that has become due solely by such declaration of acceleration, have been cured or waived.

    The holders of not less than a majority in aggregate principal amount of the outstanding Notes may on behalf of the holders of all the Notes waive any past defaults under the Indenture, except a default in the payment of the principal of, premium, if any, or interest on any Note, or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each Note outstanding.

    No holder of any of the Notes has any right to institute any proceeding with respect to the Indenture or any remedy thereunder, unless the holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee under the Notes and the Indenture, the Trustee has failed to institute such proceeding within 15 days after receipt of such notice and the Trustee, within such 15-day period, has not received directions inconsistent with such written request by holders of a majority in aggregate principal amount of the outstanding Notes. Such limitations do not apply, however, to a suit instituted by a holder of a Note for the enforcement of the payment of the principal of, premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

    During the existence of an Event of Default, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise thereof as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default will occur and be continuing, the Trustee under the Indenture is not under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions concerning the rights of the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee under the Indenture.

    The Company is required to furnish to the Trustee annual and quarterly statements as to the performance by the Company and the Guarantors of their respective obligations under the Indenture and as to any default in such performance. The Company is also required to notify the Trustee within five business days of any event which is, or after notice or lapse of time or both would become, an Event of Default.

DEFEASANCE OR COVENANT DEFEASANCE OF INDENTURE

    The Company may, at its option and at any time, terminate the obligations of the Company and the Guarantors with respect to the outstanding Notes ("defeasance"). Such defeasance means that the Company will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for (i) the rights of holders of outstanding Notes to receive payment in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (ii) the Company's obligations to issue temporary Notes, register the transfer or exchange of any Notes, replace mutilated, destroyed, lost or stolen Notes and maintain an office or agency for payments in respect of the Notes, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and (iv) the defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to terminate the obligations of the Company and any Guarantor with respect to certain covenants that are set forth in the Indenture, some of which are described under "--Certain Covenants," and any omission to comply with such obligations will not constitute a Default or an Event of Default with respect to the Notes ("covenant defeasance").

    In order to exercise either defeasance or covenant defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in United States dollars, U.S. Government Obligations (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes to redemption or maturity; (ii) the Company shall have delivered to the Trustee an opinion of counsel to the effect that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred (in the case of defeasance, such opinion must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax laws); (iii) no Default shall have occurred and be continuing on the date of such deposit; (iv) such defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest with respect to any securities of the Company or any Guarantor; (v) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Company or any Guarantor is a party or by which it is bound; (vi) the Company shall have delivered to the Trustee an opinion of counsel to the effect that (a) the trust funds will not be subject to any rights of holders of Senior Indebtedness, including, without limitation, those arising under the Indenture and (b) after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (vii) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent under the Indenture to either defeasance or covenant defeasance, as the case may be, have been complied with.

SATISFACTION AND DISCHARGE

    The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; (ii) the Company or any Guarantor has paid all other sums payable under the Indenture by the Company and the Guarantors; and
(iii) the Company and each of the Guarantors have delivered to the Trustee an officers' certificate and an opinion of counsel each stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

AMENDMENTS AND WAIVERS

    From time to time, the Company and the Guarantors, when authorized by resolutions of their Boards of Directors, and the Trustee may, without the consent of the holders of any outstanding Notes, amend, waive or supplement the Indenture or the Notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, qualifying, or maintaining the qualification of, the Indenture under the Trust Indenture Act of 1939, as amended, or making any change that does not materially adversely affect the legal rights of any holder; PROVIDED, HOWEVER, that the Company has delivered to the Trustee an Opinion of Counsel (as defined in the Indenture) stating that such change does not materially adversely affect the legal rights of any holder. Other amendments and modifications of the Indenture or the Notes may be made by the Company, the Guarantors and the Trustee with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding Notes; PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of the holder of each outstanding Note affected thereby, (i) reduce the principal amount of, extend the fixed maturity of or alter the redemption provisions of, the Notes, (ii) change the currency in which any Notes or any premium or the interest thereon is payable, (iii) reduce the percentage in principal amount of outstanding Notes that must consent to an amendment, supplement or waiver or consent to take any action under the Indenture or the Notes, (iv) impair the right to institute suit for the enforcement of any payment on or with respect to the Notes, (v) waive a default in payment with respect to the Notes in accordance with the Indenture, (vi) upon the failure to mail or the mailing of the notice required for a Change of Control Offer following, in either case, satisfaction of the condition precedent to the mailing of such notice or upon the occurrence of an Asset Sale, alter the Company's obligation to purchase the Notes in accordance with the Indenture or waive any default in the performance thereof, (vii) reduce or change the rate or time for payment of interest on the Notes, (viii) affect the ranking of the Notes or (ix) except in compliance with the express provisions of the Indenture, release any Guarantor from any of its obligations under its Note Guarantee or the Indenture.

THE TRUSTEE

    The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions, provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict within 90 days or resign.

    The holders of a majority in principle amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, subject to certain exceptions. The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs. The Trustee may require reasonable indemnity against costs, expenses or liabilities likely to be incurred prior to proceeding with any investigation requested by at least a majority of Holders.

GOVERNING LAW

    The Indenture and the Notes are governed by the laws of the State of New York, without regard to the principles of conflicts of law.

CERTAIN DEFINITIONS

    "ACQUIRED INDEBTEDNESS" means Indebtedness of a person (i) assumed in connection with an Asset Acquisition from such person or (ii) existing at the time such person becomes a Restricted Subsidiary of any other person (other than any Indebtedness incurred in connection with, or in contemplation of, such Asset Acquisition or such person becoming such a Restricted Subsidiary).

    "AFFILIATE" means, with respect to any specified person, (i) any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person or (ii) any other person that owns, directly or indirectly, 5% or more of any class or series of such person's, or the parent of such person's, Capital Stock or any officer, director or Affiliate of any such other person or, with respect to any other natural person, any person having a relationship with such other person by blood, marriage or adoption not more remote than first cousin. For the purposes of this definition, "control" when used with respect to any specified person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of Voting Stock, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

    "ASSET ACQUISITION" means (i) an Investment by the Company or any Restricted Subsidiary in any other person pursuant to which such person will become a Restricted Subsidiary or will be merged with the Company or any Restricted Subsidiary or (ii) the acquisition by the Company or any Restricted Subsidiary of the assets of any person which constitute all or substantially all of the assets of such person, or any division or line of business of such person.

    "ASSET SALE" means any direct or indirect sale, issuance, conveyance, transfer, lease or other disposition to any person other than the Company or a Restricted Subsidiary, in one or a series of related transactions, of (i) any Capital Stock of any Restricted Subsidiary of the Company; (ii) all or substantially all of the assets of any division or line of business of the Company or any Restricted Subsidiary; or (iii) any other properties or assets of the Company or any Restricted Subsidiary other than in the ordinary course of business. For the purposes of this definition, the term "Asset Sale" will not include (i) any sale, issuance, conveyance, transfer, lease or other disposition of properties or assets that is governed by the provisions described under "Consolidation, Merger, Sale of Assets, etc.," (ii) the sale of lease portfolio assets pursuant to the terms of any Lease Portfolio Documents or (iii) sales of property or equipment that have become worn out, obsolete or damaged or otherwise unsuitable for use in connection with the business of the Company or any Restricted Subsidiary, as the case may be. For purposes of the covenant described under "--Certain Covenants--Disposition of Proceeds of Asset Sales," the term "Asset Sale" shall not include any sale, conveyance, transfer, lease or other disposition of any property or asset, whether in one transaction or a series of related transactions, either (I) involving assets with a Fair Market Value not in excess of the equivalent of $250,000 or (II) in connection with a Capitalized Lease Obligation.

    "AVERAGE LIFE TO STATED MATURITY" means, with respect to any Indebtedness, as at any date of determination, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from such date to the date or dates of each successive scheduled principal payment (including, without limitation, any sinking fund requirements) of such Indebtedness multiplied by
(b) the amount of each such principal payment by (ii) the sum of all such principal payments.

    "CAPITAL STOCK" means, with respect to any person, any and all shares, interests, participation, rights in or other equivalents (however designated) of such person's capital stock, and any rights (other than debt securities convertible into capital stock), warrants or options exchangeable for or convertible into such capital stock.

    "CAPITALIZED LEASE OBLIGATION" means any obligation under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease obligation under GAAP, and, for the purpose of the Indenture, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with GAAP.

    "CASH EQUIVALENTS" means, at any time, (i) any evidence of Indebtedness with a maturity of one year or less issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (PROVIDED that the full faith and credit of the United States of America is pledged in support thereof); (ii) certificates of deposit or acceptances with a maturity of one year or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500,000,000; (iii) commercial paper with a maturity of one year or less issued by a corporation that is not an Affiliate of the Company (other than Merrill Lynch and its Affiliates) organized under the laws of any state of the United States or the District of Columbia and rated at least A-1 by Standard & Poor's Corporation ("Standard & Poor's") or at least P-1 by Moody's Investor Services, Inc. ("Moody's"); and (iv) repurchase agreements and reverse repurchase agreements relating to marketable direct obligations issued or unconditionally guaranteed by the government of the United States of America or issued by any agency thereof and backed by the full faith and credit of the United States of America, in each case, maturing within one year from the date of acquisition.

    "CHANGE OF CONTROL" means the occurrence of any of the following events: (i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) other than Permitted Holders is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person will be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of a majority of the total Voting Stock of the Company or BBC, as the case may be;
(ii) the Company or BBC, as the case may be, consolidates with, or merges with or into, another person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person, or any person consolidates with, or merges with or into, the Company or BBC, as the case may be, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company or BBC, as the case may be, is converted into or exchanged for cash, securities or other property, other than any such transaction where (a) the outstanding Voting Stock of the Company or BBC, as the case may be, is converted into or exchanged for Voting Stock (other than Redeemable Capital Stock) of the surviving or transferee corporation and (b) the holders of the Voting Stock of the Company or BBC, as the case may be, immediately prior to such transaction own, directly or indirectly, not less than a majority of the Voting Stock of the surviving or transferee corporation immediately after such transaction; (iii) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Company or BBC (together with any new directors whose election by such Boards of Directors or whose nomination for election by the stockholders of the Company or BBC was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) or such other directors as have been appointed by MLCP cease for any reason to constitute a majority of the Board of Directors of the Company or BBC, as the case may be, then in office; or (iv) any order, judgment or decree shall be entered against the Company or BBC decreeing the dissolution or split up of the Company or BBC and such order shall remain undischarged or unstayed for a period in excess of 60 days.

    "CHANGE OF CONTROL TRIGGERING EVENT" means the occurrence of both a Change of Control and a Rating Decline.

    "CONSOLIDATED CASH FLOW AVAILABLE FOR FIXED CHARGES" means, for any period,
(i) the sum of, without duplication, the amounts for such period, taken as a single accounting period, of (a) Consolidated Net Income, (b) Consolidated Non-cash Charges, (c) to the extent reducing Consolidated Net Income, Consolidated Interest Expense, and (d) to the extent reducing Consolidated Net Income, Consolidated Income Tax Expense less (ii) other non-cash items increasing Consolidated Net Income for such period.

    "CONSOLIDATED FIXED CHARGE COVERAGE RATIO" means the ratio of the aggregate amount of Consolidated Cash Flow Available for Fixed Charges of the Company for the four full fiscal quarters immediately preceding the date of the transaction (the "Transaction Date") giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (such four full fiscal quarter period being referred to herein as the "Four Quarter Period") to the aggregate amount of Consolidated Fixed Charges of the Company for the Four Quarter Period. For purposes of this definition, if the Transaction Date occurs prior to the first anniversary of the Issue Date, "Consolidated Cash Flow Available for Fixed Charges" and "Consolidated Fixed Charges" will be calculated, in the case of the Company, after giving effect on a PRO FORMA basis as if the Recapitalization occurred on the first day of the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated Cash Flow Available for Fixed Charges" and "Consolidated Fixed Charges" will be calculated, without duplication, after giving effect on a PRO FORMA basis for the period of such calculation to (i) the incurrence of any Indebtedness of the Company or any of the Restricted Subsidiaries during the period commencing on the first day of the Four Quarter Period to and including the Transaction Date (the "Reference Period"), including, without limitation, the incurrence of the Indebtedness giving rise to the need to make such calculation, as if such incurrence occurred on the first day of the Reference Period, (ii) an adjustment to eliminate or include, as applicable, the Consolidated Cash Flow Available for Fixed Charges and Consolidated Fixed Charges of the Company directly attributable to assets which are the subject of any Asset Sale or Asset Acquisition (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Company or one of the Restricted Subsidiaries (including any person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness) occurring during the Reference Period, as if such Asset Sale or Asset Acquisition occurred on the first day of the Reference Period and (iii) the retirement of Indebtedness during the Reference Period which cannot thereafter be reborrowed occurring as if retired on the first day of the Reference Period. For purposes of calculating Consolidated Fixed Charges for this definition of "Consolidated Fixed Charge Coverage Ratio," interest on Indebtedness incurred during the Four Quarter Period under any revolving credit facility which can be borrowed and repaid without reducing the commitments thereunder shall be the actual interest during the Four Quarter Period. Furthermore, in calculating Consolidated Fixed Charges for purposes of determining the denominator (but not the numerator) of this definition of "Consolidated Fixed Charge Coverage Ratio," (i) interest on Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter will be deemed to accrue at a fixed rate PER ANNUM equal to the rate of interest on such Indebtedness in effect on the Transaction Date; (ii) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Reference Period; and (iii) notwithstanding clause (i) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Rate Protection Obligations, will be deemed to accrue at the rate PER ANNUM resulting after giving effect to the operation of such agreements. If the Company or any Restricted Subsidiary, directly or indirectly, guarantees Indebtedness of a third person, the above definition will give effect to the incurrence of such guaranteed Indebtedness as if the Company or any Restricted Subsidiary had directly incurred or otherwise assumed such guaranteed Indebtedness.

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
    "CONSOLIDATED FIXED CHARGES" means, for any period, the sum of, without duplication, the amounts for such period of (i) Consolidated Interest Expense; and (ii) the aggregate amount of cash dividends and other distributions paid or accrued during such period in respect of Redeemable Capital Stock.

    "CONSOLIDATED INCOME TAX EXPENSE" means, for any period, the provision for federal, state, local and foreign income taxes of the Company and the Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP. To the extent that Blue Bird Capital is an Unrestricted Subsidiary during such period and to the extent payments under the Income Taxes Agreement reduce Consolidated Net Income, Consolidated Income Tax Expense shall include such payments under the Income Taxes Agreement.

    "CONSOLIDATED INTEREST EXPENSE" means, for any period, without duplication, the sum of (i) the interest expense of the Company and the Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation, (a) any amortization of debt discount attributable to such period, (b) the net cost under Interest Rate Protection Obligations (including any amortization of discounts), (c) the interest portion of any deferred payment obligation, (d) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing and (e) all accrued interest, and (ii) all but the principal component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by the Company and the Restricted Subsidiaries during such period and as determined on a consolidated basis in accordance with GAAP.

    "CONSOLIDATED NET INCOME" means, for any period, the consolidated net income (or loss) of the Company and the Restricted Subsidiaries for such period as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income (or loss), by excluding, without duplication, (i) all extraordinary gains or losses (net of fees and expenses relating to the transaction giving rise thereto), (ii) the portion of net income (or loss) of the Company and the Restricted Subsidiaries allocable to minority interests in unconsolidated persons to the extent that cash dividends or distributions have not actually been received by the Company or one of the Restricted Subsidiaries,
(iii) net income (or loss) of any person combined with the Company or one of the Restricted Subsidiaries in a "pooling of interests" basis attributable to any period prior to the date of combination, (iv) any gain or loss, net of taxes, realized upon the termination of any employee pension benefit plan, (v) gains or losses in respect of any Asset Sales by the Company or one of the Restricted Subsidiaries (net of fees and expenses relating to the transaction giving rise thereto), and (vi) the net income of any Restricted Subsidiary to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to that Restricted Subsidiary or its stockholders. Consolidated Net Income shall not be reduced for any charges arising out of any transaction undertaken as part of the Recapitalization, but shall be reduced by dividends described under clause (iv) of the last paragraph of the covenant described under "--Certain Covenants--Limitation on Restricted Payments."

    "CONSOLIDATED NON-CASH CHARGES" means, for any period, the aggregate depreciation, amortization and other non-cash expenses of the Company and the Restricted Subsidiaries reducing net income for such period, determined on a consolidated basis in accordance with GAAP.

    "CURRENCY AGREEMENT" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company against fluctuations in currency values.

    "DEFAULT" means any event that is, or after notice or passage of time or both would be, an Event of Default.

    "DESIGNATED SENIOR INDEBTEDNESS" means (i) all Senior Indebtedness under the New Credit Agreement and (ii) any other Senior Indebtedness which, at the time of the incurrence of such Indebtedness, is specifically designated in the instrument evidencing such Senior Indebtedness as "Designated Senior Indebtedness" by the Company.

    "DESIGNATION" has the meaning set forth under '--Certain
Covenants--Limitation on Designations of Unrestricted Subsidiaries."

    "DESIGNATION AMOUNT" has the meaning set forth under "--Certain Covenants--Limitation on Designations of Unrestricted Subsidiaries."

    "DOMESTIC SUBSIDIARY" means a Restricted Subsidiary organized under the laws of the United States, any State or territory thereof or the District of Columbia.

    "EVENT OF DEFAULT" will have the meaning ascribed to such term under "--Events of Default."

    "FAIR MARKET VALUE" means, with respect to any asset, the price which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of which is under pressure or compulsion to complete the transaction. Fair Market Value will be determined by the board of directors of the Company acting in good faith evidenced by a Board Resolution thereof delivered to the Trustee.

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are applicable as of the Issue Date and are consistently applied.

    "GUARANTEE" means, as applied to any obligation, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation and (ii) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation, including, without limiting the foregoing, the payment of amounts drawn down by letters of credit.

    "GUARANTOR" means each issuer of a Note Guarantee.

    "GUARANTOR SENIOR INDEBTEDNESS" means, with respect to the Indebtedness of any Guarantor, any such Indebtedness represented by a guarantee by such Guarantor of any Senior Indebtedness.

    "INCOME TAXES AGREEMENT" means the agreement between the Company and Blue Bird Capital, dated October 18, 1995, as in effect on the Issue Date or as modified, amended or supplemented in any respect that is not materially adverse in any respect to the Company.

    "INDEBTEDNESS" means, with respect to any person, without duplication, (i) all indebtedness of such person for borrowed money or for the deferred purchase price of property or services, excluding any trade payable and other accrued current liabilities incurred in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such person in connection with any letters of credit, bankers acceptance or other similar credit transaction and in connection with any agreement to purchase, redeem, exchange, convert or otherwise acquire for value any Capital Stock of such person, or any warrants, rights or options to acquire such Capital Stock, now or hereafter outstanding, (ii) all obligations of such person evidenced by bonds, notes, debentures or other similar instruments, (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business, (iv) all Capitalized Lease Obligations of such person, (v) all Indebtedness referred to in the preceding clauses of other persons and all dividends of other persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon property (including, without limitation, accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness (the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured), (vi) all guarantees of Indebtedness by such person, (vii) all Redeemable Capital Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends, (viii) all obligations under or in respect of currency exchange contracts and Interest Rate Protection Obligations of such person, and (ix) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (i) through (viii) above. For purposes hereof, the "maximum fixed repurchase price" of any Redeemable Capital Stock which does not have a fixed repurchase price will be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Indebtedness will be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Redeemable Capital Stock, such fair market value to be determined in good faith by the board of directors of the issuer of such Redeemable Capital Stock.

    "INDEPENDENT FINANCIAL ADVISOR" means a firm (i) which does not, and whose directors, officers and employees or Affiliates do not have, a direct or indirect financial interest in the Company and (ii) which, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

    "INTEREST RATE PROTECTION OBLIGATIONS" means the obligations of any person pursuant to any arrangement with any other person whereby, directly or indirectly, such person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such person calculated by applying a fixed or a floating rate of interest on the same notional amount or any other arrangement involving payments by or to such person based upon fluctuations in interest rates.

    "INVESTMENT" means, with respect to any person, any direct or indirect advance, loan or other extension of credit (including by means of a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others or otherwise), or any purchase or acquisition by such person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by any other person. Investments will exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices. In addition to the foregoing, any foreign exchange contract, currency swap, Interest Rate Protection Obligation or similar agreement shall constitute an Investment.

    "LEASE FINANCING TRANSACTION" means any transaction that may be entered into by the Company or any Restricted Subsidiary on an arm's-length basis and with no recourse to the Company or a Restricted Subsidiary (other than (i) recourse limited to the Capital Stock of an Unrestricted Subsidiary pledged by the Company or a Restricted Subsidiary in connection with a Lease Financing Transaction and (ii) recourse limited to circumstances where a governmental authority fails to allocate funds to a lease in its budget) involving (a) the sale by the Company or a Subsidiary of the Company of lease receivables (including a sale to any Unrestricted Subsidiary and securitization transactions); (b) the sale by any Subsidiary of the Company of lease receivables (including securitization transactions); (c) the sale by the Company of buses and related equipment to any Subsidiary of the Company to facilitate such Subsidiary subsequently selling or otherwise financing the lease receivables arising from such buses and related equipment; (d) the sale or lease by any Subsidiary of the Company of buses and related equipment for which the receivables arising from such sales and leases will be sold or financed by such Subsidiary; or (e) the financing of any of the foregoing.

    "LEASE PORTFOLIO DOCUMENTS" means (i) the Amended and Restated Loan Agreement dated March 29, 1996 by and between Blue Bird Capital Corporation and LaSalle National Bank and all agreements executed pursuant thereto, as the same may be amended, renewed, extended, substituted, replaced, supplemented or otherwise modified from time to time, or
(ii) any documentation relating to any other Lease Financing Transaction.

    "LIEN" means any mortgage, charge, pledge, lien (statutory or other), privilege, security interest, hypothecation, cessation and transfer, lease of real property, assignment for security, claim, deposit arrangement, or preference or priority or other encumbrance upon or with respect to any property of any kind, whether real, personal or mixed, movable or immovable, now owned or hereafter acquired. A person will be deemed to own subject to a Lien any property which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

    "MATERIAL SUBSIDIARY" means Canadian Blue Bird and each other Restricted Subsidiary of the Company that is a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X under the Securities Act and the Exchange Act (as such regulation is in effect on the Issue Date).

    "NET CASH PROCEEDS" means, with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) net of (i) brokerage commissions and other reasonable fees and expenses (including fees and expenses of legal counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes payable as a result of such Asset Sale, (iii) amounts required to be paid to any person (other than the Company or any Restricted Subsidiary) owning a beneficial interest in or having a Lien on the assets subject to the Asset Sale and (iv) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve required in accordance with GAAP consistently applied against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

    "NEW CREDIT AGREEMENT" means the First Amended and Restated Credit Agreement among the Company, BBC, BTCo., as Administrative Agent, Merrill Lynch & Co., as Syndication Agent (and BTCo. and Merrill Lynch & Co., together, the "Agent Banks"), and the other financial institutions signatory thereto, as in effect on the Issue Date, and as such agreement may be amended, renewed, extended, substituted, refinanced, replaced, supplemented or otherwise modified from time to time, and includes any agreement (i) extending the maturity of all or any portion of the Indebtedness thereunder, (ii) adding additional borrowers or guarantors thereunder and (iii) increasing the amount to be borrowed thereunder; PROVIDED that in the case of clauses (i), (ii) and (iii), any such agreement is not prohibited by the Indenture.

    "NOTE GUARANTEE" means the guarantee by BBC and any additional guarantees created pursuant to the provisions of the Indenture of the Company's Indenture Obligations pursuant to the guarantee included in the Indenture.

    "PARI PASSU INDEBTEDNESS" means any Indebtedness of the Company or any Subsidiary Guarantor ranking PARI PASSU in right of payment with the Notes or the Note Guarantees, as applicable.

    "PERMITTED HOLDERS" means MLCP or any other person, directly or indirectly, controlling, controlled by or under direct or indirect common control with MLCP.

    "PERMITTED INVESTMENT" means (i) Investments in any of the Notes; (ii) Investments in Cash Equivalents; (iii) Investments by the Company or any Restricted Subsidiary in a Restricted Subsidiary or another person, if as a result of such Investment (a) such other person becomes a Restricted Subsidiary or (b) such other person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, the Company or a Restricted Subsidiary; (iv) Investments received in connection with the bankruptcy or reorganization of suppliers and customers and in settlement of delinquent obligations of, and other disputes with, customers and suppliers, in each case arising in the ordinary course of business;

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
(v) Investments in lease receivables, with respect to leases on terms consistent with the Company's prior practices; (vi) Investments in any Subsidiary of the Company pursuant to the terms of any Lease Portfolio Documents on a basis consistent with past practice; PROVIDED that such Subsidiary is engaged solely in the business of financing or carrying lease receivables related to the Company's products; (vii) Investments in Interest Rate Protection Obligations and currency exchange contracts permitted by the covenant described under "--Limitation on Indebtedness;" (viii) loans or advances to officers or employees of the Company and the Restricted Subsidiaries in the ordinary course of business for BONA FIDE business purposes of the Company and the Restricted Subsidiaries (including travel and moving expenses) not in excess of $500,000 in the aggregate at any one time outstanding; and (ix) Investments not otherwise described in this definition in an aggregate amount not exceeding $5,000,000 at any time outstanding.

    "PERSON" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

    "PREFERRED STOCK" means, with respect to any person, any and all shares, interests, participation or other equivalents (however designated) of such person's preferred or preference stock whether now outstanding, or issued after the date of the Indenture, and including, without limitation, all classes and series of preferred or preference stock.

    "RATING AGENCIES" means (i) Standard & Poor's, (ii) Moody's and (iii) if Standard & Poor's or Moody's or both shall not make a rating of the Notes publicly available, a nationally recognized securities rating agency or agencies, as the case may be, selected by the Company, which shall be substituted for Standard & Poor's or Moody's or both, as the case may be.

    "RATING CATEGORY" means (i) with respect to Standard & Poor's, any of the following categories: BB, B, CCC, CC, C and D (or equivalent successor categories); (ii) with respect to Moody's, any of the following categories: Ba, B, Caa, Ca, C and D (or equivalent successor categories); and (iii) the equivalent of any such category of Standard & Poor's or Moody's used by another Rating Agency. In determining whether the rating of the Securities has decreased by one or more gradations, gradations within Rating Categories (+ and - for Standard & Poor's; 1, 2 and 3 for Moody is; or the equivalent gradations for another Rating Agency) shall be taken into account (E.G., with respect to Standard & Poor's, a decline in a rating from BB+ to BB, as well as from BB- to B+, will constitute a decrease of one gradation).

    "RATING DATE" means the date which is 90 days prior to the earlier of (i) a Change of Control and (ii) public notice of the occurrence of a Change of Control or of the intention by the Company or any Permitted Holder to effect a Change of Control.

    "RATING DECLINE" means the decrease (as compared with the Rating Date) by one or more gradations (including gradations within Rating Categories as well as between Rating Categories) of the rating of the Notes by either Rating Agency on, or within six months after, the date of public notice of the occurrence of a Change of Control or of the intention by the Company or any Permitted Holder to effect a Change of Control (which period shall be extended for so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies).

    "REDEEMABLE CAPITAL STOCK" means, with respect to any person, any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, except to the extent exchangeable at the option of such person subject to the terms of any debt instrument to which such person is a party), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is exchangeable for Indebtedness (other than at the option of such person), or is redeemable at the option of the holder thereof, in whole or in part, in any such case, on or prior to the final maturity date of the Notes.

    "REFINANCE" means, with respect to any Indebtedness, any refinancing, redemption, retirement, renewal, extension or refunding of such Indebtedness.

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
    "RESTRICTED PAYMENT" has the meaning set forth under "--Certain Covenants--Limitation on Restricted Payments."

    "RESTRICTED SUBSIDIARY" means any Subsidiary of the Company that has not been designated by the Board of Directors of the Company, by a board resolution delivered to the Trustee, as an Unrestricted Subsidiary pursuant to and in compliance with the covenant described under "--Certain Covenants-- Limitation on Designations of Unrestricted Subsidiaries." Any such designation may be revoked by a board resolution of the Company delivered to the Trustee, subject to the provisions of such covenant.

    "REVOCATION" has the meaning ascribed to that term under "--Certain Covenants--Limitation on Designations of Unrestricted Subsidiaries."

    "SENIOR INDEBTEDNESS" means the principal of, premium, if any, and interest on any Indebtedness of the Company, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes. Without limiting the generality of the foregoing, "Senior Indebtedness" will include the principal of, premium, if any, and interest (including interest that would accrue but for the filing of a petition initiating any proceeding under any state or federal bankruptcy laws, whether or not such claim is allowable in such proceeding) on all obligations of every nature of the Company from time to time owed to the lenders under the New Credit Agreement, including, without limitation, principal of and interest on, and all fees and expenses payable under the New Credit Agreement. Notwithstanding the foregoing, "Senior Indebtedness" does not include, to the extent constituting Indebtedness, (i) Indebtedness evidenced by the Notes, (ii) Indebtedness that is subordinate or junior in right of payment to any Indebtedness of the Company, (iii) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Company, (iv) Indebtedness which is represented by Redeemable Capital Stock, (v) Indebtedness for goods, materials or services purchased in the ordinary course of business or Indebtedness consisting of trade payable or other current liabilities (other than any current liabilities owing under the New Credit Agreement or the current portion of any long-term Indebtedness which would constitute Senior Indebtedness but for the operation of this clause (v)), (vi) Indebtedness of or amounts owed by the Company for compensation to employees or for services rendered to the Company, (vii) any liability for federal, state, local or other taxes owed or owing by the Company,
(viii) Indebtedness of the Company to a Restricted Subsidiary of the Company or any other Affiliate of the Company or any of such Affiliate's Restricted Subsidiaries, other than Indebtedness owed to Merrill Lynch or an Affiliate thereof by reason of its ownership of securities of the Company acquired in the ordinary course of its trading or underwriting activities, whether such securities are held by it for its own account or as nominee, (ix) that portion of any Indebtedness which at the time of issuance is issued in violation of the Indenture and (x) amounts owing under leases (other than Capitalized Lease Obligations).

    "STATED MATURITY" means, with respect to any Note or any installment of interest thereon, the dates specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable, and when used with respect to any other Indebtedness, means the date specified in the instrument governing such Indebtedness as the fixed date on which the principal of such Indebtedness or any installment of interest thereon is due and payable.

    "SUBSIDIARY" means, with respect to any person, any other person of which a majority of the equity ownership or the Voting Stock is, at the time, owned, directly or indirectly, by such person.

    "SUBSIDIARY GUARANTOR" mean each Subsidiary of the Company that in the future executes a supplemental indenture in which such Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor.

    "SUBORDINATED INDEBTEDNESS" means, with respect to the Company, Indebtedness of the Company which is expressly subordinated in right of payment to the Notes or, with respect to any Subsidiary

Guarantor, Indebtedness of such Subsidiary Guarantor which is expressly subordinated in right of payment to the Note Guarantee of such Subsidiary Guarantor.

    "UNRESTRICTED SUBSIDIARY" means a Subsidiary of the Company (other than a Subsidiary Guarantor) designated as such pursuant to and in compliance with the covenant described under "--Certain Covenants--Limitation on Designations of Unrestricted Subsidiaries." Any such designation may be revoked by a board resolution of the Company delivered to the Trustee, subject to the provisions of such covenant. Blue Bird Capital will be treated as an Unrestricted Subsidiary under the Indenture as of the Issue Date.

    "VOTING STOCK" means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of any persons (irrespective of whether or not, at the time, stock of any other class or classes will have, or might have, voting power by reason of the happening of any contingency).

    "WHOLLY-OWNED RESTRICTED SUBSIDIARY" means any Restricted Subsidiary of which 100% of the outstanding Capital Stock is owned by the Company and/or another Wholly-Owned Restricted Subsidiary. For purposes of this definition, any directors' qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Restricted Subsidiary.

    "WHOLLY-OWNED UNRESTRICTED SUBSIDIARY" means any Unrestricted Subsidiary of which 100% of the outstanding Capital Stock is owned by the Company and/or a Wholly-Owned Restricted Subsidiary and/or another Wholly-Owned Unrestricted Subsidiary. For purposes of this definition, any directors' qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of an Unrestricted Subsidiary.

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
                   DESCRIPTION OF CERTAIN FEDERAL INCOME TAX
                   CONSEQUENCES OF AN INVESTMENT IN THE NOTES

    The following is a summary of the material United States federal income tax consequences of the acquisition, ownership and disposition of the Notes by a United States Holder (as defined below). This summary deals only with United States Holders that will hold the Notes as capital assets. The discussion does not cover all aspects of federal taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of the Notes by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the federal income tax laws (such as banks, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that will hold the Notes as part of straddles, hedging transactions or conversion transactions for federal tax purposes or investors whose functional currency is not United States Dollars). Furthermore, the discussion below is based on provisions of the Code, and regulations, rulings, and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP, OR DISPOSITION OF EXCHANGE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR INTERNATIONAL TAXING JURISDICTION.

    As used herein, the term "United States Holder" means a beneficial owner of the Notes that is (i) a citizen or resident of the United States for United States federal income tax purposes, (ii) a corporation created or organized under the laws of the United States or any State thereof, (iii) a person or entity that is otherwise subject to United States federal income tax on a net income basis in respect of income derived from the Notes, or (iv) a partnership to the extent the interest therein is owned by a person who is described in clause (i), (ii) or (iii) of this paragraph.

INTEREST

    Interest (including any additional interest paid because of failure to satisfy the requirements of the Registration Rights Agreement ("Additional Interest")) paid on a Note will be taxable to a United States Holder as ordinary income at the time it is received or accrued, depending on the holder's method of accounting for tax purposes.

ACQUISITION PREMIUM

    If a United States Holder acquires a Note for an amount more than its redemption price, the Holder may elect to amortize such bond premium on a yield to maturity basis.

PURCHASE, SALE, EXCHANGE, RETIREMENT AND REDEMPTION OF THE NOTES

    In general, a United States Holder's tax basis in a Note will equal the price paid for the Note. A United States Holder generally will recognize gain or loss on the sale, exchange, retirement, redemption or other disposition of a Note (or portion thereof) equal to the difference between the amount realized on such disposition and the United States Holder's tax basis in the Note (or portion thereof). Except to the extent attributable to accrued but unpaid interest, gain or loss recognized on such disposition of a Note will be capital gain or loss and will be long-term capital gain or loss if such Note was held for more than one year. Any such gain will generally be United States source gain.

    The purchase of a Note in a subsequent resale may be affected by the market discount provisions of the Code. These rules generally provide that, subject to a statutorily defined DE MINIMIS exception, if a

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
United States Holder purchases a Note at a "market discount," as defined below, and thereafter recognizes gain upon a disposition of the Note (including dispositions by gift or redemption), the lesser of such gain (or appreciation, in the case of a gift) or the portion of the market discount that has accrued ("accrued market discount") while the Note was held by such United States Holder will be treated as ordinary interest income at the time of disposition rather than as capital gain. For a Note, "market discount" is the excess of the stated redemption price at maturity over the tax basis immediately after its acquisition by a United States Holder. Market discount generally will accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless the United States Holder elects to accrue such discount on the basis of the constant yield method.

    In lieu of including the accrued market discount in income at the time of disposition, a United States Holder of a Note acquired at a market discount may elect to include the accrued market discount in income currently either ratably or using the constant yield method. Once made, such an election applies to all other obligations that the United States Holder purchases at a market discount during the taxable year for which the election is made and in all subsequent taxable years of the United States Holder, unless the Internal Revenue Service consents to a revocation of the election. If an election is made to include accrued market discount in income currently, the basis of a Note in the hands of the United States Holder will be increased by the accrued market discount thereon, as it is includible in income.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    Payments of interest (including any Additional Interest) and principal on, and the proceeds of sale or other disposition of the Notes payable to a United States Holder may be subject to information reporting requirements, and backup withholding at a rate of 31% will apply to such payments if the United States Holder fails to provide an accurate taxpayer identification number or to report all interest and dividends required to be shown on its federal income tax returns. Certain United States Holders (including, among others, corporations) are not subject to backup withholding. United States Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

                         BOOK-ENTRY, DELIVERY AND FORM

    The certificates representing the Exchange Notes are issued in fully registered form, without coupons. Except as described below, the Exchange Notes have been deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), and registered in the name of Cede & Co. ("Cede") as DTC's nominee, in the form of a global Exchange Note certificate (the "Global Exchange Note") or will remain in the custody of the Trustee pursuant to the FAST Balance Certificate Agreement between DTC and the Trustee.

    Holders of Exchange Notes who elect to take physical delivery of their certificates instead of holding their interest through the Global Exchange Note (collectively referred to herein as the "Non-Global Holders") will be issued in registered form a certificated Exchange Note ("Certificated Exchange Note"). Upon the transfer of any Certificated Exchange Note initially issued to a Non-Global Holder, such Certificated Exchange Note will, unless the transferee requests otherwise or the Global Exchange Note has previously been exchanged in whole for Certificated Exchange Notes, be exchanged for an interest in the Global Exchange Note.

    THE GLOBAL EXCHANGE NOTE. Pursuant to procedures established by DTC, (a) upon deposit of the Global Exchange Note, DTC or its custodian will credit on its internal system the principal amount at maturity of Exchange Notes of the individual beneficial interests represented by such Global Exchange Note to the respective accounts of persons who have accounts with DTC and (b) ownership of beneficial interests in the Global Exchange Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee (with respect to interests of Participants (as defined herein)) and the records of Participants (with respect to interests of persons other than Participants). Ownership of beneficial interests in the Global Exchange Note is limited to persons who have accounts with DTC ("Participants") or persons who hold interests through Participants. Qualified Institutional Buyers may hold their interests in the Global Note directly through DTC if they are Participants in such system, or indirectly through organizations which are Participants in such system.

    So long as DTC, or its nominee, is the registered owner or holder of the Exchange Notes, DTC or such nominee, as the case may be, will be considered the sole owner and holder of the Exchange Notes represented by such Global Exchange Note for all purposes under the Indenture. No beneficial owner of an interest in the Global Exchange Note will be able to transfer such interest except in accordance with DTC's procedures, in addition to those provided for under the Indenture with respect to the Exchange Notes.

    Payments of the principal of or premium and interest on the Global Exchange Note are made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any paying agent under the Indenture will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Exchange Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

    The Company expects that DTC or its nominee, upon receipt of any payment of the principal of or premium and interest on the Global Exchange Note, will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Exchange Note as shown on the records of DTC or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in the Global Exchange Note held through such Participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such Participants.

    Transfers between Participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and are settled in federal funds. If a holder requires physical delivery of a Certificated Exchange Note for any reason, including to sell Exchange Notes to persons in states which require physical delivery of the Exchange Notes or to pledge such securities, such holder must transfer its interest in the Global Exchange Note in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

    DTC has advised the Company that DTC will take any action permitted to be taken by a holder of Exchange Notes only at the direction of one or more Participants to whose account the DTC interests in the Global Exchange Note are credited and only in respect of such portion of the aggregate principal amount of Exchange Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC will exchange the Global Exchange Note for Certificated Exchange Notes, which it will distribute to its Participants.

    DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

    Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interest in the Global Exchange Notes among Participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

    CERTIFICATED EXCHANGE NOTES. If DTC is at any time unwilling or unable to continue as a depository for the Global Exchange Note and a successor depository is not appointed by the Company within 90 days, the Company will issue Certificated Exchange Notes in exchange for the Global Exchange Note.

                              PLAN OF DISTRIBUTION

    This Prospectus is to be used by Merrill Lynch in connection with offers and sales of the Exchange Notes in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Merrill Lynch may act as principal or agent in such transactions, has no obligation to make a market in the Exchange Notes, and may discontinue its market-making activities at any time without notice, at its sole discretion.

    Merrill Lynch is an affiliate of entities that beneficially own a majority of the voting power of the capital stock of BBC, the Company's parent company. Merrill Lynch acted as an Initial Purchaser in connection with the original offering of the Exchange Notes and received an Initial Purchasers' discount in the aggregate amount of $3,000,000 in connection therewith. For information regarding the involvement of Merrill Lynch and its affiliates in connection with the Company and the recapitalization and the equity ownership by Merrill Lynch and its affiliates of BBC, see "Certain Relationships and Related Transactions."

    The Company and BBC have agreed, jointly and severally, to indemnify Merrill Lynch against certain liabilities, including civil liabilities under the Securities Act or to contribute to payments Merrill Lynch may be required to make in respect thereof.

    Merrill Lynch and the Company have entered into a Registration Rights Agreement with respect to the use by Merrill Lynch of this Prospectus. Pursuant to such agreement, the Company has agreed to bear all registration expenses incurred under such agreement, and the Company has agreed to indemnify Merrill Lynch against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    Certain legal matters in connection with the sale of the Exchange Notes were passed upon for the Company and BBC by Wachtell, Lipton, Rosen & Katz, New York, New York, and certain legal matters in connection with the sale of the Exchange Notes were passed upon for Merrill Lynch by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

    The consolidated financial statements of the Company as of October 31, 1998 and November 1, 1997 and for each of the three years in the period ended October 31, 1998, included in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                     BLUE BIRD CORPORATION AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                             -----------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS...................................................................         F-2
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
  Consolidated Balance Sheets as of October 31, 1998, and November 1, 1997.................................         F-3
  Consolidated Statements of Income for the Years Ended October 31, 1998, November 1, 1997 and November 2,
    1996...................................................................................................         F-5
  Consolidated Statements of Changes in Stockholders' Deficit for the Years Ended October 31, 1998,
    November 1, 1997 and November 2, 1996..................................................................         F-6
  Consolidated Statements of Cash Flows for the Years Ended October 31, 1998, November 1, 1997 and November
    2, 1996................................................................................................         F-7
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS.........................................................         F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and
Board of Directors of
Blue Bird Corporation:

    We have audited the accompanying consolidated balance sheets of BLUE BIRD CORPORATION (a Delaware corporation) AND SUBSIDIARIES as of October 31, 1998 and November 1, 1997 and the related consolidated statements of income, changes in stockholders' deficit, and cash flows for each of the three years in the period ended October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Blue Bird Corporation and subsidiaries as of October 31, 1998 and November 1, 1997 and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1998 in conformity with generally accepted accounting principles.

Arthur Andersen LLP

Atlanta, Georgia
December 3, 1998

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                     OCTOBER 31, 1998 AND NOVEMBER 1, 1997

                                 (IN THOUSANDS)

                                     ASSETS

                                                                                               1998        1997
                                                                                            ----------  ----------
CURRENT ASSETS:
  Cash and cash equivalents...............................................................  $   54,558  $   31,031
  Trade receivables.......................................................................      20,226      16,515
  Leases receivable.......................................................................      48,262      43,116
  Inventories.............................................................................      85,148      76,385
  Other current assets....................................................................       3,062       3,314
    Total current assets..................................................................     211,256     170,361
                                                                                            ----------  ----------
                                                                                                63,205      59,207
                                                                                            ----------  ----------
LEASES RECEIVABLE, NONCURRENT
PROPERTY, PLANT, AND EQUIPMENT:
  Land....................................................................................       4,164       4,070
  Buildings...............................................................................      19,236      18,919
  Machinery and equipment.................................................................      33,202      31,728
  Automobiles, trucks, and airplane.......................................................       7,336       7,574
  Office furniture and equipment..........................................................       5,269       4,706
  Construction in progress................................................................       1,976       1,607
                                                                                            ----------  ----------
                                                                                                71,183      68,604
  Less accumulated depreciation...........................................................     (35,293)    (30,503)
                                                                                            ----------  ----------
    Net property, plant, and equipment....................................................      35,890      38,101
                                                                                            ----------  ----------
OTHER ASSETS:
  Deferred debt issuance costs, net of accumulated amortization of $2,513 and $1,257 in
    1998 and 1997, respectively...........................................................       7,250       8,515
  Goodwill, net of accumulated amortization of $25,078 and $21,238 in 1998 and 1997,
    respectively..........................................................................     127,614     131,454
  Other assets............................................................................       4,743       4,862
                                                                                            ----------  ----------
    Total other assets....................................................................     139,607     144,831
                                                                                            ----------  ----------
    Total assets..........................................................................  $  449,958  $  412,500
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                     OCTOBER 31, 1998 AND NOVEMBER 1, 1997

                     LIABILITIES AND STOCKHOLDERS' DEFICIT
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                               1998        1997
                                                                                            ----------  ----------
CURRENT LIABILITIES:
  Current portion of long-term debt.......................................................  $   16,750  $   12,750
  Trade accounts payable..................................................................      29,763      21,708
  Deposits and amounts due customers......................................................       1,694       2,923
  Income taxes payable....................................................................       7,444          42
  Accrued warranty........................................................................       5,647       5,609
  Accrued interest........................................................................       5,712       5,872
  Other accrued liabilities...............................................................      25,206      17,713
  Deferred income taxes...................................................................       5,356       4,474
                                                                                            ----------  ----------
    Total current liabilities.............................................................      97,572      71,091
                                                                                            ----------  ----------
LONG-TERM LIABILITIES:
  Long-term debt..........................................................................     326,983     336,813
  Bonds payable...........................................................................       2,750       2,750
  Accrued pension expense.................................................................      10,042       9,788
  Deferred income taxes...................................................................       4,844       4,612
  Other long-term liabilities.............................................................      11,883      11,889
                                                                                            ----------  ----------
    Total long-term liabilities...........................................................     356,502     365,852
                                                                                            ----------  ----------
COMMITMENTS AND CONTINGENCIES (NOTES 10 AND 11)

REDEEMABLE COMMON STOCK, $.01 PAR VALUE; 1,500,000 AND 730,000 SHARES ISSUED AND
  OUTSTANDING IN 1998 AND 1997, RESPECTIVELY (NOTE 9).....................................      56,145      20,676

  MANAGEMENT NOTES (NOTE 13)..............................................................      (7,700)          0
                                                                                            ----------  ----------
                                                                                                48,445      20,676
                                                                                            ----------  ----------

STOCKHOLDERS' DEFICIT:
  Common stock, $.01 par value; 25,000,000 shares authorized, 7,704,778 shares issued and
    outstanding in 1998 and 1997..........................................................          77          77
  Additional paid-in capital..............................................................      77,023      77,023
  Accumulated deficit.....................................................................    (125,309)   (119,206)
  Other stockholders' equity..............................................................      (4,352)     (3,013)
                                                                                            ----------  ----------
    Total stockholders' deficit...........................................................     (52,561)    (45,119)
                                                                                            ----------  ----------
    Total liabilities and stockholders' deficit...........................................  $  449,958  $  412,500
                                                                                            ----------  ----------
                                                                                            ----------  ----------

   The accompanying notes are an integral part of these consolidated balance sheets.

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

            FOR THE YEARS ENDED OCTOBER 31, 1998, NOVEMBER 1, 1997,

                              AND NOVEMBER 2, 1996

                                 (IN THOUSANDS)

                                                                                  1998        1997        1996
                                                                               ----------  ----------  ----------
NET SALES....................................................................  $  626,445  $  576,110  $  570,185
COST OF GOODS SOLD...........................................................     515,158     473,402     474,067
                                                                               ----------  ----------  ----------
GROSS PROFIT.................................................................     111,287     102,708      96,118
                                                                               ----------  ----------  ----------
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES................................      47,985      62,349      42,569
AMORTIZATION OF GOODWILL.....................................................       3,840       3,840       3,830
                                                                               ----------  ----------  ----------
                                                                                   51,825      66,189      46,399
                                                                               ----------  ----------  ----------
OPERATING INCOME.............................................................      59,462      36,519      49,719
INTEREST INCOME..............................................................       7,429       6,256       6,999
INTEREST EXPENSE.............................................................     (34,556)    (33,754)    (16,889)
OTHER INCOME, NET............................................................         998       1,858         224
                                                                               ----------  ----------  ----------
INCOME BEFORE INCOME TAXES...................................................      33,333      10,879      40,053
PROVISION (BENEFIT) FOR INCOME TAXES.........................................      11,666      (2,704)     14,872
                                                                               ----------  ----------  ----------
NET INCOME BEFORE EXTRAORDINARY ITEM.........................................      21,667      13,583      25,181
LOSS ON EXTINGUISHMENT OF DEBT, NET OF TAX BENEFIT OF $0, $1,767, AND $838 IN
  1998, 1997, AND 1996, RESPECTIVELY (NOTE 5)................................           0      (2,986)     (1,416)
                                                                               ----------  ----------  ----------
NET INCOME...................................................................  $   21,667  $   10,597  $   23,765
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

 The accompanying notes are an integral part of these consolidated statements.

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

            FOR THE YEARS ENDED OCTOBER 31, 1998, NOVEMBER 1, 1997,

                              AND NOVEMBER 2, 1996

                                 (IN THOUSANDS)

                                                                                                RETAINED
                                                                                 ADDITIONAL     EARNINGS    CUMULATIVE
                                                                     COMMON        PAID-IN    (ACCUMULATED  TRANSLATION
                                                                      STOCK        CAPITAL      DEFICIT)    ADJUSTMENTS
                                                                  -------------  -----------  ------------  -----------
BALANCE, OCTOBER 28, 1995.......................................    $      77     $  77,023    $   27,896    $  (2,369)
  Net income....................................................            0             0        23,765            0
  Accretion of redeemable common stock..........................            0             0        (8,433)           0
  Translation adjustments.......................................            0             0             0          229
                                                                          ---    -----------  ------------  -----------
BALANCE, NOVEMBER 2, 1996.......................................           77        77,023        43,228       (2,140)

  Net income....................................................            0             0        10,597            0
  Dividend distribution.........................................            0             0      (185,346)           0
  Accretion of redeemable common stock..........................            0             0        12,315            0
  Translation adjustments.......................................            0             0             0         (873)
                                                                          ---    -----------  ------------  -----------
BALANCE, NOVEMBER 1, 1997.......................................           77        77,023      (119,206)      (3,013)

  Net income....................................................            0             0        21,667            0
  Accretion of redeemable common stock..........................            0             0       (27,770)           0
  Translation adjustments.......................................            0             0             0       (1,339)
                                                                          ---    -----------  ------------  -----------
BALANCE, OCTOBER 31, 1998.......................................    $      77     $  77,023    $ (125,309)   $  (4,352)
                                                                          ---    -----------  ------------  -----------
                                                                          ---    -----------  ------------  -----------

 The accompanying notes are an integral part of these consolidated statements.

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

            FOR THE YEARS ENDED OCTOBER 31, 1998, NOVEMBER 1, 1997,

                              AND NOVEMBER 2, 1996

                                 (IN THOUSANDS)

                                                                                         1998       1997       1996
                                                                                       ---------  ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.........................................................................  $  21,667  $  10,597  $  23,765
                                                                                       ---------  ---------  ---------
  Adjustments to reconcile net income to net cash provided by operating activities:
    Extraordinary loss on extinguishment of debt.....................................          0      4,755      2,254
    Depreciation and amortization....................................................     11,439     11,179     11,518
    Increase in cash surrender value of life insurance...............................       (148)      (153)      (110)
    Deferred income taxes............................................................      1,114     (5,300)    (1,047)
    Gain on sale of assets...........................................................        (37)      (628)         0
    Changes in assets and liabilities:
      Trade receivables..............................................................     (3,711)    (3,072)     5,423
      Inventories....................................................................     (8,763)    (6,609)    13,570
      Trade accounts payable.........................................................      8,055     (5,996)     1,961
      Income taxes payable...........................................................      7,402     (9,229)     2,344
      Accrued interest...............................................................       (160)     5,248     (1,412)
      Other current liabilities......................................................      6,070      2,349       (312)
      Other..........................................................................      1,529      3,137      1,633
                                                                                       ---------  ---------  ---------
        Total adjustments............................................................     22,790     (4,319)    35,822
                                                                                       ---------  ---------  ---------
        Net cash provided by operating activities....................................     44,457      6,278     59,587
                                                                                       ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Property, plant, and equipment acquisitions, net...................................     (4,680)    (5,358)    (7,281)
  Increases in leases receivable.....................................................     (9,144)   (28,245)   (11,855)
  Proceed from sale of assets........................................................         83      2,798          0
                                                                                       ---------  ---------  ---------
        Net cash used in investing activities........................................    (13,741)   (30,805)   (19,136)
                                                                                       ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt.......................................................          0    274,699          0
  Repayments of long-term debt.......................................................    (12,750)   (96,650)   (37,000)
  Net borrowings (repayments) under revolving credit agreements......................      6,900     26,900     22,938
  Debt prepayment premium............................................................          0     (3,369)    (1,625)
  Debt issuance costs................................................................          0     (9,741)         0
  Dividend paid......................................................................          0   (185,346)         0
  Other..............................................................................          0      3,686       (192)
                                                                                       ---------  ---------  ---------
        Net cash (used in) provided by financing activities..........................     (5,850)    10,179    (15,879)
                                                                                       ---------  ---------  ---------
EFFECT OF EXCHANGE RATE FLUCTUATIONS.................................................     (1,339)      (874)       229
                                                                                       ---------  ---------  ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.................................     23,527    (15,222)    24,801
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR.......................................     31,031     46,253     21,452
                                                                                       ---------  ---------  ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR.............................................  $  54,558  $  31,031  $  46,253
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest.........................................................................  $  32,187  $  27,534  $  11,936
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------
    Income taxes.....................................................................  $   2,226  $  10,167  $  12,725
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

 The accompanying notes are an integral part of these consolidated statements.

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            OCTOBER 31, 1998, NOVEMBER 1, 1997, AND NOVEMBER 2, 1996

1. NATURE OF BUSINESS

    Blue Bird Corporation and subsidiaries ("BBC" or the "Company") are engaged in the manufacture and assembly of school and transit buses and recreational vehicles. BBC has facilities in the United States, Canada, and Mexico.

FISCAL YEAR

    BBC's fiscal year ends on the Saturday nearest October 31 of each year, generally referred to as a "52-/53-week year". Fiscal years 1998, 1997, and 1996 contained 52, 52, and 53 weeks, respectively.

SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of Blue Bird Corporation and its domestic and foreign subsidiaries (owned 100% by BBC). All significant intercompany transactions and accounts have been eliminated in consolidation.

TRANSLATION AND REMEASUREMENT OF FOREIGN CURRENCIES

    For the purpose of consolidation, the accounts of certain foreign subsidiaries and foreign branches of domestic subsidiaries of the U.S. parent are translated into U.S. dollars. Foreign currency assets and liabilities are translated using the exchange rates in effect at the balance sheet date. Results of operations are translated using the weighted average exchange rates in effect during the period. The effects of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are accumulated as part of the cumulative translation adjustments included in the consolidated statement of changes in stockholders' deficit.

    One foreign subsidiary (the "Subsidiary") of the U.S. parent transacts sales denominated in U.S. dollars while the Company provides inventory and financing. Accordingly, the U.S. dollar is deemed to be the functional currency. The Subsidiary does not maintain its books in U.S. dollars but remeasures its monetary assets and liabilities at balance sheet date rates, its nonmonetary items at historical rates, and income and expense amounts at the weighted average rates in effect for the period, except for depreciation and cost of goods sold which use historical rates. The effects of exchange rate fluctuations on the remeasurement of the Subsidiary's financial statements are recognized as exchange gains or losses in the consolidated statements of income.

    The Company recognizes exchange gains and losses from foreign currency transactions as other income or expense for the period. Losses of approximately $565,000, $331,000, and $54,000 were recorded in fiscal years 1998, 1997, and
1996, respectively.

FINANCIAL INSTRUMENTS

    BBC's financial instruments consist primarily of cash and cash equivalents, trade receivables, leases receivable, accounts payable, revolving credit facilities, long-term debt, and certain interest rate agreements (Note 5). In management's opinion, the carrying amounts of all financial instruments approximate their fair values at October 31, 1998 and November 1, 1997.

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

            OCTOBER 31, 1998, NOVEMBER 1, 1997, AND NOVEMBER 2, 1996

1. NATURE OF BUSINESS (CONTINUED)
    The Company uses interest rate exchange agreements in the normal course of business to manage and reduce the risk inherent in interest rate fluctuations. Under the interest rate exchange agreements, the Company makes payments to counterparties at fixed interest rates and, in turn, receives payments at variable rates. The net settlement amount under the exchange agreements is reported as an adjustment to interest expense.

REVENUE RECOGNITION

    BBC recognizes revenue on sales when the related product has been delivered to the customer and title has passed or full payment has been received from the customer and the product is completed and awaiting customer pickup.

CASH AND CASH EQUIVALENTS

    BBC considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

INVENTORIES

    Inventories are valued at the lower of cost or market, cost being determined on the last-in, first-out ("LIFO") basis. Such costs include raw materials, direct labor, and manufacturing overhead.

    If the first-in, first-out method had been used, inventories would have been approximately $88,062,000 and $79,300,000 at October 31, 1998 and November 1, 1997, respectively.

    The components of inventory as of October 31, 1998 and November 1, 1997 consist of the following (in thousands):

                                                                            1998       1997
                                                                          ---------  ---------
Raw materials...........................................................  $  23,923  $  22,170
Work in process.........................................................     31,956     26,695
Finished goods..........................................................     29,269     27,520
                                                                          ---------  ---------
    Total inventories (LIFO cost).......................................  $  85,148  $  76,385
                                                                          ---------  ---------
                                                                          ---------  ---------

PROPERTY, PLANT, AND EQUIPMENT

    All assets are being depreciated on a straight-line basis over their estimated useful lives. The following represents the estimated useful lives of the assets:

Buildings.......................................................  20-33
                                                                  years
Machinery and equipment.........................................  5-10 years
Automobiles, trucks, and airplane...............................  3-5 years
Office furniture and equipment..................................  3-10 years

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

            OCTOBER 31, 1998, NOVEMBER 1, 1997, AND NOVEMBER 2, 1996

1. NATURE OF BUSINESS (CONTINUED)
    Expenditures for property and repair costs which substantially increase useful lives are capitalized. Currently, normal maintenance and repair costs are charged to expense as incurred. Gains and losses on disposals of property, plant, and equipment are reflected in income.

    Depreciation expenses of approximately $6,183,000, $5,975,000, and $5,517,000 were recorded for the years ended October 31, 1998, November 1, 1997, and November 2, 1996, respectively.

GOODWILL

    On April 15, 1992, BBC acquired all of the outstanding capital stock of Blue Bird Body Company and subsidiaries. The acquisition was accounted for as a purchase. The excess purchase price over the fair value of the net assets, as adjusted, of approximately $152,692,000 was allocated to goodwill. The goodwill is being amortized using the straight-line method over 40 years. BBC periodically reviews the value assigned to goodwill to determine whether it has been permanently impaired by adverse conditions affecting BBC. The Company uses an estimate of its undiscounted cash flows over the remaining life of the goodwill in measuring whether the goodwill is recoverable. Management is of the opinion that there has been no diminution in the value assigned to goodwill.

LAND AND IDLE FACILITIES

    In fiscal year 1996, BBC had land and idle facilities held for sale located in Buena Vista, Virginia. During 1997, the land was sold at a gain of approximately $635,000 which is included in other income in the accompanying consolidated statements of income.

PRODUCT WARRANTY COSTS

    The Company's products are warranted against defects in material and workmanship for a period of one to five years. The Company provides for future warranty costs based on the relationship of sales in prior periods to actual warranty costs incurred with respect to those sales. The provision for estimated warranty costs is recorded in the year the unit is sold. Warranty costs totaled approximately $5,770,000, $5,689,000, and $6,185,000 for the years ended October 31, 1998, November 1, 1997, and November 2, 1996, respectively.

ACCOUNTING STANDARDS YET TO BE ADOPTED

    In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which is designed to improve the reporting of changes in equity from period to period. SFAS No. 130 is effective for the Company's 1999 year-end financial statements. Since this statement requires only additional disclosure, there will be no effect on the Company's results of operations or financial position.

    Also in June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 131 requires that an enterprise disclose certain information about operating segments. SFAS No. 131 is effective for the Company's 1999 year-end financial statements. Since this statement requires only additional disclosure, there will be no effect on the Company's results of operations or financial position.

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

            OCTOBER 31, 1998, NOVEMBER 1, 1997, AND NOVEMBER 2, 1996

1. NATURE OF BUSINESS (CONTINUED)
    In February 1998, the FASB issued SFAS No. 132, "Employer's Disclosure About Pension and Other Post-Retirement Benefits." This statement revises employers' disclosures about pension and other postretirement benefit plans. SFAS No. 132 is effective for the Company's 1999 year-end financial statements. Since this statement requires only additional disclosure, there will be no effect on the Company's results of operations or financial position.

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Management does not expect SFAS No. 133 to have a significant impact on the Company's financial condition or results of operations.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. LEASES RECEIVABLE

    During 1995, BBC created a new subsidiary, Blue Bird Capital Corporation ("Blue Bird Capital"), for the purpose of expanding the availability of lease financing alternatives to customers of its school bus products. In addition, the Company has the ability, at its discretion, to sell leases to a bank. However, no leases have been sold since fiscal 1995. The Company is required as part of its agreement with the bank to hold a letter of credit relating to the leases it has sold to the bank. The letter of credit was approximately $177,000 and $428,000 at October 31, 1998 and November 1, 1997, respectively.

    BBC finances the sale of buses to school districts, other tax-exempt municipalities, and contractors under sales-type leases. Lease terms range from one to seven years and contain a bargain purchase option at the end of the lease term. Under the lease terms, the lessee bears substantially all risks of ownership. BBC retains a lien on the title until all lease payments have been made.

    The net investment in leases arising from these arrangements as of October 31, 1998 and November 1, 1997 was as follows (in thousands):

                                                                           1998        1997
                                                                        ----------  ----------
Leases receivable.....................................................  $  124,499  $  115,028
Unearned interest.....................................................     (13,032)    (12,706)
                                                                        ----------  ----------
Net leases receivable.................................................  $  111,467  $  102,322
                                                                        ----------  ----------
                                                                        ----------  ----------

    Interest income recognized on leases receivable was approximately $6,438,000, $5,309,000, and $4,947,000 for the years ended October 31, 1998,
November 1, 1997, and November 2, 1996, respectively.

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

            OCTOBER 31, 1998, NOVEMBER 1, 1997, AND NOVEMBER 2, 1996

2. LEASES RECEIVABLE (CONTINUED)
The primary expenses associated with the Company's finance lease activities relate to the interest expense from the revolving credit facility of Blue Bird Capital (Note 5).

3. NET CASH SURRENDER VALUE OF LIFE INSURANCE

    Details of the net cash surrender value of life insurance on the lives of individuals in whom BBC has an insurable interest as of October 31, 1998 and November 1, 1997 are as follows (in thousands):

                                                                                                   1998       1997
                                                                                                 ---------  ---------
Cash values....................................................................................  $   7,604  $   7,456
  Less life insurance loans....................................................................     (4,458)    (4,458)
                                                                                                 ---------  ---------
Net cash surrender value, included in other assets.............................................  $   3,146  $   2,998
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

4. RECAPITALIZATION

    On November 19, 1996, the Company completed an overall recapitalization pursuant to which the Company refinanced approximately $86,000,000 of its indebtedness; paid a special cash dividend of approximately $185,346,000 on all shares of its common stock, including approximately $15,840,000 paid to management as owners of redeemable common stock; and paid a distribution to BBC option holders of approximately $16,060,000. The dividend paid is recorded as a reduction to retained earnings in the consolidated statements of changes in stockholders' deficit. The distribution paid to BBC option holders was recorded as compensation expense and is included in selling, general, and administrative expenses in the accompanying consolidated statements of income.

5. LONG-TERM DEBT

    Outstanding debt at October 31, 1998 and November 1, 1997 consisted of the following (in thousands):

                                                                                               1998        1997
                                                                                            ----------  ----------

10.75% senior subordinated notes, due November 15, 2006; interest payable semiannually;
  subordinated to Senior Credit Facility, as defined......................................  $   99,733  $   99,713

Senior Credit Facility term loan, principal and interest payable in quarterly installments through November 19, 2002; interest payable at the option of BBC at either the prime rate plus 1.5% or the Eurodollar rate plus 2.5%; interest rate at 7.75% on October 31,
  1998; collateralized by all of the capital stock of the Company, 66% of the capital stock of Canadian Blue Bird Coach, Ltd. and Blue Bird de Mexico, and substantially all
  of the assets of the Company............................................................      78,100      90,100

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

            OCTOBER 31, 1998, NOVEMBER 1, 1997, AND NOVEMBER 2, 1996

5. LONG-TERM DEBT (CONTINUED)

                                                                                               1998        1997
                                                                                            ----------  ----------
Senior Credit Facility term loan, principal and interest payable in quarterly installments through November 19, 2003; interest payable at the option of BBC at either the prime rate plus 2% or the Eurodollar rate plus 3%; interest rate at 8.25% on October 31, 1998;
  collateralized by all of the capital stock of the Company, 66% of the capital stock of
  Canadian Blue Bird Coach, Ltd. and Blue Bird de Mexico, and substantially all of the
  assets of the Company                                                                         73,500      74,250

Blue Bird Capital revolving credit facility with final maturity on March 31, 2001;
  interest payable quarterly at the option of BBC at either the prime rate or the
  Eurodollar rate plus 1.125%; weighted average interest rate at 6.32% on October 31,
  1998; collateralized by all the capital stock of Blue Bird Capital                            92,400      85,500

Industrial development bonds, due March 2001; interest payable quarterly; interest rate at
  3.15% on October 31, 1998; secured by a letter of credit................................       2,750       2,750
                                                                                            ----------  ----------

                                                                                               346,483     352,313

Less current portion of debt..............................................................      16,750      12,750
                                                                                            ----------  ----------

Long-term debt and bonds payable..........................................................  $  329,733  $  339,563
                                                                                            ----------  ----------
                                                                                            ----------  ----------

    As part of the recapitalization, holders of $50,000,000 of the Company's outstanding 11.75% Series B subordinated notes (the "Old Notes") agreed to sell their Old Notes to the Company and consented to certain amendments to the indenture governing the Old Notes for aggregate payments (including accrued interest) of approximately $54,000,000. The Company recognized an extraordinary loss of approximately $2,986,000, net of tax benefit, related to the Company's purchase of the Old Notes, which is included in the accompanying consolidated statements of income. Holders of the $36,000,000 bank term loan were also paid as part of the recapitalization.

    The Company's previous bank credit agreement was replaced and refinanced by an amended credit agreement (the "Senior Credit Facility") which provides for an aggregate availability of $255,000,000, including $175,000,000 of term loan facilities and $80,000,000 of revolving credit facilities. The Senior Credit Facility provides for two term loans and a revolving credit facility. The revolving credit facility matures in November 2003 and requires interest payable quarterly at the Company's option of the prime rate plus 1.5% or the Eurodollar rate plus 2.5%. The weighted average interest rate of the revolving credit facility was 8.74% for the year ended October 31, 1998. In addition, the revolving credit facility requires quarterly payments of a commitment fee equal to .5% per annum of the daily unused portion. No amounts were outstanding under this revolving credit facility at November 1, 1997. The Senior Credit Facility contains certain restrictive covenants. The most restrictive covenants include
(1) limitations on indebtedness of the Company, as defined; (2) certain restrictions on dividend distributions, as defined; (3) limitations on capital expenditures; (4) minimum interest coverage ratio, as defined; and (5) a maximum ratio of total debt to earnings before interest, taxes, depreciation, and amortization. As of October 31, 1998, the Company was in compliance with all of its covenants.

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

            OCTOBER 31, 1998, NOVEMBER 1, 1997, AND NOVEMBER 2, 1996

5. LONG-TERM DEBT (CONTINUED)
    In addition to the Senior Credit Facility, the Company sold $100,000,000 of 10.75% senior subordinated notes (the "New Notes"). Proceeds from the New Notes, borrowings under the Senior Credit Facility, and cash on hand were used to fund the retirement of the Old Notes, the retirement of the $36,000,000 bank term loan, the payment of the dividend and distribution discussed in Note 4, and the payment of related fees and expenses. The New Notes are unsecured and contain certain restrictive covenants. The most restrictive covenants include (1) limitation of indebtedness, as defined and (2) certain restrictions on dividend distributions, as defined. As of October 31, 1998, the Company was in compliance with all of its covenants.

    Also, Blue Bird Capital has a revolving credit facility (the "Blue Bird Capital Revolver"). The maximum capacity of the Blue Bird Capital Revolver is $100,000,000 subject to meeting certain covenants, as defined. The Blue Bird Capital Revolver requires quarterly payments of a commitment fee equal to .15% as of October 31, 1998 and November 1, 1997, not to exceed .275% per annum of the daily unused portion of the credit commitment. The Blue Bird Capital Revolver contains certain covenants, including net income, tangible net worth, and interest coverage ratios. All of these covenants have been met as of October 31, 1998.

    In connection with the Blue Bird Capital Revolver, Blue Bird Capital purchased interest rate cap agreements with notional principal amounts totaling $65,000,000 in order to reduce the impact of fluctuations in interest rates on its variable rate debt. The interest rate agreements mature in April 1999.

    The Blue Bird Capital also entered into interest rate exchange agreements to hedge its exposure to fluctuating interest rates related to its variable rate debt. As of October 31, 1998, the exchanges carry notional principal amounts totaling $21,000,000 and have an estimated fair value of approximately $214,000, which is calculated based on the estimated amount the Company would have to pay to terminate the agreements.

    The industrial development bonds accrue interest based on a variable weekly interest rate with interest payments due quarterly. An irrevocable letter of credit backing the bonds has been issued which requires adherence to certain terms and financial ratios which are the same or less restrictive than those under the revolving credit facilities and term loan, all of which have been met as of October 31, 1998.

    The future minimum principal payments by fiscal year of outstanding debt at October 31, 1998 are as follows (in thousands):

1999..............................................................  $  16,750
2000..............................................................     20,750
2001..............................................................    115,150
2002..............................................................     23,600
2003..............................................................     70,500
Thereafter........................................................     99,733
                                                                    ---------
                                                                    $ 346,483
                                                                    ---------
                                                                    ---------

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

            OCTOBER 31, 1998, NOVEMBER 1, 1997, AND NOVEMBER 2, 1996

6. INCOME TAXES

    BBC follows the provisions of SFAS No. 109, "Accounting for Income Taxes," for financial reporting purposes. Deferred tax assets or liabilities at the end of each period are determined using the currently enacted tax rates to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized.

    The components of the net deferred tax liability are as follows (in thousands):

                                                                            1998       1997
                                                                          ---------  ---------
Total deferred tax liabilities..........................................  $  29,077  $  30,600
Total deferred tax assets...............................................    (18,877)   (21,514)
                                                                          ---------  ---------
Net deferred tax liability..............................................  $  10,200  $   9,086
                                                                          ---------  ---------
                                                                          ---------  ---------

    The sources of and differences between the financial accounting and tax basis of BBC's assets and liabilities which give rise to the net deferred tax liabilities are as follows (in thousands):

                                                                            1998       1997
                                                                          ---------  ---------
Deferred tax liabilities:
Stepped-up basis in net assets..........................................  $  20,532  $  20,579
Depreciation............................................................        730      1,326
Other...................................................................      7,815      8,695
                                                                          ---------  ---------
                                                                          $  29,077  $  30,600
                                                                          ---------  ---------
                                                                          ---------  ---------
Deferred tax assets:
Warranty reserves.......................................................  $   5,103  $   5,189
Pension reserve.........................................................      2,148      2,148
Deferred compensation reserve...........................................      2,272      3,591
Workers' compensation reserve...........................................      1,866      1,770
Net operating loss carryforward.........................................          0      4,242
Other...................................................................      7,488      4,574
                                                                          ---------  ---------
                                                                          $  18,877  $  21,514
                                                                          ---------  ---------
                                                                          ---------  ---------

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

            OCTOBER 31, 1998, NOVEMBER 1, 1997, AND NOVEMBER 2, 1996

6. INCOME TAXES (CONTINUED)
    The components of the provision (benefit) for income taxes as of October 31, 1998, November 1, 1997, and November 2, 1996 are as follows (in thousands):

                                                                 1998       1997       1996
                                                               ---------  ---------  ---------
Current:
  Federal....................................................  $   9,092  $       0  $  13,117
  Foreign....................................................        582        829        597
  State......................................................        878          0      1,367
                                                               ---------  ---------  ---------
    Total current............................................     10,552        829     15,081
                                                               ---------  ---------  ---------
Deferred:
  Federal and state..........................................      1,114     (5,300)    (1,043)
  Foreign....................................................          0          0         (4)
                                                               ---------  ---------  ---------
  Deferred, net..............................................      1,114     (5,300)    (1,047)
                                                               ---------  ---------  ---------
Tax provision (benefit), net.................................  $  11,666  $  (4,471) $  14,034
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

    Income from foreign operations was approximately $1,193,000, $1,586,000, and $1,630,000 for the years ended October 31, 1998, November 1, 1997, and November 2, 1996, respectively.

    The income tax provision (benefit) as of October 31, 1998, November 1, 1997, and November 2, 1996 differs from the amount computed by applying the statutory rates for U.S. federal income taxes to income before income taxes because of the following (in thousands):

                                                                 1998       1997       1996
                                                               ---------  ---------  ---------
Income tax computed at statutory rates.......................  $  11,666  $   3,808  $  14,018
Foreign tax impact...........................................        (35)         0          0
Tax-exempt interest income...................................     (1,983)    (1,684)    (1,373)
State income taxes, net of federal income tax effect.........        595       (271)       943
Tax benefit for dividend on redeemable common stock..........          0     (5,551)         0
Goodwill amortization........................................      1,300      1,300      1,297
Other........................................................        123       (306)       (13)
                                                               ---------  ---------  ---------
                                                                  11,666     (2,704)    14,872
Extraordinary item...........................................          0     (1,767)      (838)
                                                               ---------  ---------  ---------
                                                               $  11,666  $  (4,471) $  14,034
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

    U.S. income taxes have not been provided for the undistributed earnings of foreign subsidiaries. These amounts will be offset largely by foreign tax credits which will arise when this income is recognized for U.S. income tax purposes.

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

            OCTOBER 31, 1998, NOVEMBER 1, 1997, AND NOVEMBER 2, 1996

7. BENEFIT PLANS
PENSION PLANS

    BBC has several defined benefit pension plans and a defined contribution plan covering substantially all domestic employees and a defined contribution plan for Canadian employees. Total pension expenses amounted to approximately $3,050,000, $3,334,000, and $3,857,000 for the years ended October 31, 1998,
November 1, 1997, and November 2, 1996, respectively.

    The board of directors adopted a supplemental excess retirement plan (the "Unqualified Plan") effective January 1, 1991. This plan is restricted to certain key executives, is not qualified under the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and is unfunded.

    The board of directors adopted a retirement plan in the form of a rabbi trust (the "Rabbi Trust") (a grantor trust set up to fund deferred compensation for certain individuals as allowed under the Internal Revenue Code) effective November 1, 1995. This plan is restricted to certain executives, is not qualified under ERISA, and is not funded.

    BBC's funding policy is to contribute the net periodic pension cost accrued each year to the U.S. salaried and hourly defined benefit plans. However, the contribution will not be less than the minimum required contribution under ERISA or greater than the maximum tax-deductible contribution.

    Net pension cost for the U.S. defined benefit plans includes the following as of October 31, 1998, November 1, 1997, and November 2, 1996 (in thousands):

                                                                   1998        1997       1996
                                                                 ---------  ----------  ---------
Service costs/benefits earned during the period................  $   1,968  $    1,822  $   1,861
Interest costs on projected benefit obligations................      4,221       3,717      3,487
Return on plan assets..........................................     (9,128)    (13,414)    (8,794)
Net amortization and deferral..................................      3,653       9,152      5,377
                                                                 ---------  ----------  ---------
Net periodic pension costs.....................................  $     714  $    1,277  $   1,931
                                                                 ---------  ----------  ---------
                                                                 ---------  ----------  ---------

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

            OCTOBER 31, 1998, NOVEMBER 1, 1997, AND NOVEMBER 2, 1996

7. BENEFIT PLANS
PENSION PLANS (CONTINUED)
    The following table sets forth these plans' funded status at October 31, 1998 (in thousands):

                                                                                   DEFINED
                                                                                   BENEFIT
                                                                                   PENSION    UNQUALIFIED    RABBI
                                                                                    PLANS        PLAN        TRUST
                                                                                  ----------  -----------  ---------
Pension benefit obligation:
Vested benefits.................................................................  $  (59,592)  $  (3,197)  $    (403)
Nonvested benefits..............................................................      (1,122)          0           0
                                                                                  ----------  -----------  ---------
Accumulated benefit obligation..................................................  $  (60,714)  $  (3,197)  $    (403)
                                                                                  ----------  -----------  ---------
                                                                                  ----------  -----------  ---------

Projected benefit obligation....................................................  $  (68,729)  $  (3,197)  $    (403)
Market value of plan assets.....................................................      69,721           0           0
                                                                                  ----------  -----------  ---------
Overfunded (unfunded) projected benefit obligation..............................         992      (3,197)       (403)
Unrecognized net gain...........................................................      (5,948)          0           0
Unrecognized prior service costs................................................          38           0           0
                                                                                  ----------  -----------  ---------
Pension liability recognized in balance sheets..................................  $   (4,918)  $  (3,197)  $    (403)
                                                                                  ----------  -----------  ---------
                                                                                  ----------  -----------  ---------

    Assets of the salaried and hourly plans are invested primarily in U.S. government securities, common stock funds, and cash management funds. For 1998, 1997, and 1996, the discount rate was approximately 6.75%, 8%, and 8%, respectively. The expected long-term rate of return on assets was 8% for 1998, 1997, and 1996. The expected average rate of increase in future compensation levels used is 4.8%.

    The 401(k) plan for domestic employees and the pension plan covering Canadian employees are defined contribution plans. Total expenses under such plans for the years ended October 31, 1998, November 1, 1997, and November 2, 1996 amounted to approximately $2,084,000, $2,056,000, and $1,926,000 respectively.

MEDICAL, DENTAL, AND ACCIDENT AND SICKNESS BENEFITS

    BBC provides and is partially self-insured for medical, dental, and accident and sickness benefits. BBC maintains a voluntary employee benefit association trust through which all cash used to pay claims is processed. The trust is fully funded at year-end to cover incurred but not reported claims. Therefore, neither the trust's assets nor the liability for claims is reported in the accompanying consolidated balance sheets.

8. DEFERRED COMPENSATION AND SUPPLEMENTAL RETIREMENT BENEFITS

    At October 31, 1998 and November 1, 1997, the accompanying financial statements reflect liabilities for the anticipated payment of deferred compensation and supplemental retirement benefits described above in the amounts of approximately $950,000 and $992,000, respectively.

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

            OCTOBER 31, 1998, NOVEMBER 1, 1997, AND NOVEMBER 2, 1996

9. REDEEMABLE COMMON STOCK

    Redeemable common stock represents shares of common stock purchased by members of management ("Management Investors"). The Management Investors have the right, prior to the earlier of an initial public offering of equity securities or the tenth anniversary of the stockholders' agreement, to put these shares to BBC in the event of their disability, involuntary termination not for cause, retirement (all as defined in the stockholders' agreement), or death for a fair value price, as defined in the stockholders' agreement. The redeemable common stock was recorded at fair value on the date of issuance. The excess of the fair value price over the original fair value is being accreted by periodic charges to retained earnings. The amounts recorded in the balance sheets represent the estimated maximum amount payable if all management investors met the specified criteria and exercised their put rights.

    During 1998, the Company issued 770,000 shares of redeemable common stock associated with the exercise of options by management (Note 12). As a result, the number of redeemable common shares outstanding as of October 31, 1998 and November 1, 1997 was 1,500,000 and 730,000, respectively.

10. LEASES

    Rental expenses for operating leases were approximately $1,911,000, $1,616,000, and $1,195,000 for the years ended October 31, 1998, November 1, 1997, and November 2, 1996, respectively. Operating leases relate primarily to manufacturing and warehouse equipment. The future minimum lease payments under operating leases by fiscal year as of October 31, 1998 are approximately as follows (in thousands):

1999...................................................................  $   1,189
2000...................................................................        914
2001...................................................................        778
2002...................................................................        272
2003...................................................................          7
                                                                         ---------
                                                                         $   3,160
                                                                         ---------
                                                                         ---------

11. CONTINGENCIES

    As of October 31, 1998, BBC had a number of product liability and other cases pending. At the date of this report, neither the outcome of the cases nor the amounts of any company liabilities related to these cases is known. Management believes that, considering BBC's insurance coverage and its intention to vigorously defend its position, the ultimate resolution of these matters will not have a material adverse impact on BBC's financial position or results of operations.

12. MANAGEMENT STOCK OPTION PLAN

    Effective April 15, 1992, BBC's board of directors adopted a nonqualified management stock option plan (the "Plan") which provided for the granting of options to key employees of BBC to purchase up to 850,000 shares of common stock. Pursuant to the Plan, on April 15, 1992, key employees were granted options (the "Vested Options") to purchase an aggregate of 400,000 shares of common stock at an exercise price equal to $10 per share (the fair value of the stock at the grant date as determined by the board of directors). The Vested Options were fully vested at the time of grant. Additionally, on April 15, 1992, key employees were granted options (the "Performance Options") to purchase an aggregate of 400,000 shares

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

            OCTOBER 31, 1998, NOVEMBER 1, 1997, AND NOVEMBER 2, 1996

12. MANAGEMENT STOCK OPTION PLAN (CONTINUED) at an exercise price equal to $10 per share. The Performance Options vested ratably over five years based on BBC's achieving certain levels of earnings performance, as defined in the Plan, and are fully vested as of October 31, 1998. During the year ended October 31, 1998, options for 10,000 shares were granted, and options for 770,000 shares were exercised. The options exercised were for redeemable common stock and the proceeds of $7,700,000 were financed by the Company through full recourse notes granted to the employees (Note 13). As a result, the Company had 0 and 760,000 options to purchase shares outstanding as of October 31, 1998 and November 1, 1997, respectively.

    During 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which defines a fair value-based method of accounting for an employee stock option plan. However, it also allows an entity to continue to measure compensation cost using the method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting in APB Opinion No. 25 must make pro forma disclosures of net income as if the fair value-based method of accounting had been applied.

    The Company has elected to account for its stock-based compensation plan under APB Opinion No. 25 and has computed its pro forma disclosures using the appropriate assumptions in accordance with SFAS No. 123. As such, the value of the options granted since the establishment of SFAS No. 123 and their related costs would have caused the Company to recognize additional expense of approximately $0 on a pro forma basis for the year ended October 31, 1998.

13. MANAGEMENT NOTES

    During 1998, certain employees exercised their options to purchase redeemable common shares at an aggregate exercise price of $7,700,000. In order to facilitate the exercise, the Company financed the exercise through the issuance of three-year notes expiring October 2001. The notes are full recourse and bear interest at a rate that approximates the market rate for a similar investment.

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    WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY
INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. THE PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY SHARES IN ANY JURISDICTION WHERE IT IS UNLAWFUL. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF FEBRUARY 3, 1999.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    1
Summary Financial Data....................................................    5
Risk Factors..............................................................    7
The Recapitalization......................................................   14
Use of Proceeds...........................................................   16
Capitalization............................................................   16
Selected Financial Data...................................................   17
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   18
Business..................................................................   23
Available Information.....................................................   35
Management................................................................   36
Ownership of Capital Stock................................................   43
Certain Relationships and Related Transactions............................   45
Description of Debt Facilities............................................   46
Description of the Exchange Notes.........................................   50
Description of Certain Federal Income Tax Consequences of an Investment in
  the Notes...............................................................   76
Book-Entry, Delivery and Form.............................................   78
Plan of Distribution......................................................   80
Legal Matters.............................................................   80
Experts...................................................................   80
Index to Consolidated Financial Statements................................  F-1

                                     [LOGO]

                             BLUE BIRD BODY COMPANY

                               OFFER TO EXCHANGE
                                  $100,000,000
                          10 3/4% SENIOR SUBORDINATED
                                 NOTES DUE 2006
                                      FOR
                          10 3/4% SENIOR SUBORDINATED
                            NOTES DUE 2006, SERIES B

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                FEBRUARY 3, 1999

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